Exhibit 99.1

Corporate Governance Report Disclosure

[000001] Corporate Governance Report

Corporate governance report document

Corporate Governance Report Form

ATTN: Korea Exchange (KRX)

Pursuant to Article 24-2 of the KOSPI Market Disclosure Regulations and Article 7-2 of its Enforcement Rules, POSCO HOLDINGS hereby submits its Corporate Governance Report. POSCO HOLDINGS affirms that this report contains no false statements or omissions of material facts.

May 29, 2026

LEE, Ju Tae

President & Representative Director,

POSCO HOLDINGS INC.

[000002] I. Company Overview

1. Company name: POSCO HOLDINGS INC.

2. Period subject to disclosure and report generation date:

Start date of the period subject to disclosure Jan. 1, 2025

End date of the period subject to disclosure Dec. 31, 2025

Report generation date May 31, 2026

2-1. Fiscal periods from the current year to the year before last

Category	Current year	Previous year	Year before last
Start date	Jan. 1, 2025	Jan. 1, 2024	Jan. 1, 2023
End date	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023

3. Persons preparing Corporate Governance Report

Person in Charge of Disclosure		Working-level staff in charge
Name :	HAN, Young Ah	Name :	Jung, Ihn Young
Position :	Head	Position :	Manager
Department :	IR Office	Department :	IR Office
Phone number :	+82-2-3457-0114	Phone number :	+82-2-3457-1073
E-mail :	ir@posco-inc.com	E-mail :	ihnyoung.h@posco-inc.com

4. Table 1-0-0: Company Overview

Largest shareholder, etc.	National Pension Service (NPS)	Share percentage of largest shareholder, etc.(%)	7.96
		Share percentage of minority shareholders(%)	80.31
Business type (Financial/Non-financial)	Non-financial	Major products	Holding company
Business group as per the Monopoly Regulation and Fair Trade Act (“Fair Trade Act”)	O	Subject to the Act on the Management of Public Institutions	X
Business group name	POSCO
Summary of Financial Status (Unit: KRW 1 million)

Category	Current year	Previous year	Year before last
(Consolidated) Revenue	69,094,886	72,688,143	77,127,197
(Consolidated) Operating income	1,827,063	2,173,573	3,531,423
(Consolidated) Net income	504,403	947,580	1,845,850
(Consolidated) Total assets	105,192,438	103,404,199	100,945,394
(Non-consolidated) Total assets	51,815,585	50,633,797	51,646,198

Note: The shareholding percentages of the NPS and minority shareholders presented above are as of December 31, 2025.

[000003] Compliance Status with Key Indicators of Corporate Governance

Compliance rate 100

5. Compliance with Key Governance Indicators

Key indicators	(Current Period Subject to Disclosure) Compliance (O/X)	(Previous Period Subject to Disclosure) Compliance (O/X)	Note
Give a convocation notice 4 weeks before the general meetings of shareholders (Annual General Meetings, AGM)	O	O	The convocation notice for the AGM for the current year was issued approximately four weeks prior to the meeting date.
Use an e-voting system	O	O	POSCO HOLDINGS has provided electronic voting (e-voting) at all AGMs since March 2019, enabling shareholders to exercise their voting rights more conveniently.
Hold the AGM on the date other than the dates during the popular AGM period	O	O	The AGM for the current year was convened on March 24, 2026, which falls outside the popular AGM period.
Provide predictability of cash dividends	O	O

With respect to both year-end and quarterly dividends during the disclosure period, the Company adopted an advanced dividend procedure whereby the dividend details are determined before the record date, thereby enhancing dividend predictability.

Notify shareholders of the dividend policy and payout plans at least once a year	O	O

During the reporting period, in addition to statutory disclosures, the Company provided information on its dividend history, mid- to long-term shareholder return policy, and treasury share activities through its corporate website. The Company has also established a dedicated “POSCO HOLDINGS Dividend Information Service” webpage to provide shareholders with integrated access to dividend-related information.

Established and operate a CEO succession policy	O	O

The CEO & Representative Director is appointed at the AGM upon the recommendation of the CEO Candidate Recommendation Committee, which is composed entirely of independent directors and reviews the qualifications of CEO candidates. In December 2023, a proposal to introduce the “POSCO-Style New Governance Framework” was approved to further enhance fairness and transparency in the CEO succession process. In addition, to strengthen the qualification review process from a shareholder perspective, the Company amended its Articles of Incorporation at the 57th AGM held in March 2025. Under the amended Articles of Incorporation, where an inside director candidate who has previously served consecutive terms as President & Representative Director is nominated again for the same position, the resolution to elect such candidate as an inside director at the AGM is required to satisfy the requirements for a SPECIAL RESOLUTION, rather than an ordinary resolution. Since 2017, the Company has selected and maintained a key talent pool of executives and managers at each stage as part of its systematic development of future CEO candidates. Participants undergo training focused on core leadership responsibilities and professional management capabilities, and receive external mentoring from outside experts. In addition, all independent directors and the CEO participate in an annual leadership session to review and discuss the progress of CEO succession planning initiatives.

Build and operate an internal control policy such as risk management	O	O

POSCO HOLDINGS operates its risk management framework by classifying risks into business risks, including management strategy, finance, and Group business operations, and other risks, including ESG-related risks. POSCO HOLDINGS is also strengthening risk management under the holding company structure. In addition, to ensure compliance-based management, the Company has incorporated compliance control standards into its internal regulations and appointed a dedicated Compliance Officer to monitor the legality of its business activities. Moreover, POSCO HOLDINGS proactively adopted an internal accounting management system in 2001 and has undergone audits by its external auditor of the consolidated internal accounting management system in accordance with the U.S. Sarbanes-Oxley Act (SOX) since 2006. The Company has also established Disclosure Information Management Guidelines to ensure sufficient and timely disclosure. For periodic reports, POSCO HOLDINGS has established and complies with internal control procedures requiring approval by the head of the responsible department and the designated disclosure officer.

The chairperson of the Board is an outside director	O	O	Since 2006, the positions of Board Chair and CEO & Representative Director have been separated, with the Board Chair appointed from among the independent directors by resolution of the Board.
Use a cumulative voting system	O	O	Cumulative voting continues to be available as a means for shareholders to exercise their voting rights, as it is not excluded under the Articles of Incorporation.
Have a policy to prevent the appointment of a person as an executive who is accountable for harming corporate value or infringing on the shareholders’ rights and interests	O	O

The departments in charge conduct ongoing reviews of the executive candidate pool, focusing on candidates’ expertise, leadership, and track record. The Company’s Code of Ethics sets forth fiduciary duties to shareholders and investors. In particular, the Company applies a zero-tolerance policy to bribery, embezzlement, information manipulation, and sexual misconduct, and has established policies to prevent individuals responsible for impairing corporate value or infringing upon shareholders’ rights and interests from being appointed as executives.

Not all Board members are of the same gender	O	O	As of the report submission date, not all Board members are of the same gender.
Installed an independent internal auditing department (that supports an internal audit procedure)	O	O

The Company operates the Corporate Audit Office under the Corporate Ethics Division as an internal audit support organization established to assist the Audit Committee in performing its audit duties. Independent of management and controlling shareholders, the Corporate Audit Office supports the Audit Committee’s operations and activities, evaluates the internal accounting management system, and reports the results directly to the Audit Committee on a regular basis.

A specialist in accounting or finance is included in internal auditing bodies	O	O

Pursuant to the Articles of Incorporation and the Operating Rules of the Audit Committee, the Audit Committee comprises at least three members, all of whom are independent directors. As required under the Commercial Act, at least one member must qualify as an accounting or finance expert.

Internal auditing bodies hold meetings with external auditors at least once a quarter without management present	O	O

The external auditor reports the results of quarterly and semi-annual reviews of the financial statements, as well as the results of the annual audit, to the Audit Committee at least once per quarter without management present. Where necessary, matters discussed with the external auditor are reflected in the Company’s internal audit activities.

Procedures are in place to allow internal auditing bodies access to material management information	O	O

The Audit Committee operates independently of top management and controlling shareholders in accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee. Under its Operating Rules, the Audit Committee is authorized to audit the activities of directors in relation to the company’s accounting and operations; request reports from directors on their business activities; and investigate the company’s business conduct and financial condition. When deemed necessary, the Audit Committee may obtain advice from external experts at the Company’s expense. The Audit Committee may also utilize the internal audit support organization to perform necessary procedures, including accessing and reviewing key business documents.

[000004] II. Corporate Governance Status

[100000] 1. General Corporate Governance Policy

A.	Provide a detailed explanation of the operating direction and key considerations of the company’s corporate governance policy.

POSCO HOLDINGS is committed to establishing advanced corporate governance practices that enhance long-term shareholder value while promoting the rights and interests of all stakeholders in a balanced manner. Management practices responsible management based on professional expertise and rational decision-making, while the Board of Directors, composed primarily of independent directors, oversees and advises management. Through this structure, the Company has established a professional management system supported by effective checks and balances. The Company has proclaimed its CORPORATE GOVERNANCE CHARTER, which sets forth these corporate governance principles, both internally and externally, and has embedded these principles in its day-to-day operations.

More specifically, the fundamental principles of the Company’s corporate governance are reflected in its Articles of Incorporation, the Operating Rules of the Board of Directors, the Corporate Governance Charter, and other internal regulations related to corporate governance. These documents are publicly available on the Company’s website at https://www.posco-inc.com.

Since pioneering the adoption of the independent director system in Korea in 1997, the Company has continuously improved its corporate governance framework to enhance the independence and effectiveness of the Board. Following its transition to a holding company structure through a split-off in March 2022, POSCO HOLDINGS has strengthened its Group-wide strategic management role, with a focus on developing future business portfolios and overseeing Group business operations.

To promote diversity and support rational decision-making by management without bias toward specific interests, the Board of Directors is composed of directors with extensive experience and expertise across environmental affairs, the public sector, industry, and academia, including the legal and accounting fields. The Company maintains a majority of independent directors on the Board to ensure effective oversight of, and checks on, management. In addition, independent directors play a central role in the operation of the Board, with independent directors serving as both the Chair of the Board and the Chairs of the Board Committees.

B.	Describe unique characteristics of the company’s governance, if any.

The Board of Directors is the Company’s highest standing decision-making body and has the authority to appoint the CEO & Representative Director. Since 2006, the positions of Chair of the Board and CEO & Representative Director have been separated, with the Chair appointed from among the independent directors by resolution of the Board.

Independent director candidates are recommended by the Director Candidate Recommendation Committee or through shareholder proposals as individuals with expertise across diverse fields and extensive practical experience, and are appointed by resolution of the AGM. As of the report submission date, the Board of Directors consists of 12 members: seven independent directors, four inside directors, and one other non-executive director.

At present, the Board operates six Board Committees: the ESG Committee, the Director Candidate Recommendation Committee, the Evaluation & Compensation Committee, the Finance Committee, the Audit Committee, and the CEO Candidate Pool Management Committee. Independent directors hold a majority of seats on all Board Committees, and the Director Candidate Recommendation Committee, the Evaluation & Compensation Committee, the Audit Committee, and the CEO Candidate Pool Management Committee are composed entirely of independent directors to ensure independent decision-making by the committees. Among these Board Committees, the Director Candidate Recommendation Committee and the Audit Committee are required under the Commercial Act, while the other four committees were established at the Board’s discretion to enhance the expertise, independence, and efficiency of the Board. The Finance Committee and the Audit Committee include experts with experience in accounting, finance, and industry, while the ESG Committee includes an environmental expert.

In 2025, the Board held a total of nine meetings and the Board Committees convened a total of 25 meetings to make key management decisions. Moreover, independent directors devoted sufficient time and effort to fulfilling their duties by actively participating in key Board activities, including Board sessions on strategy, ESG, leadership, and strategy/performance reviews, separate meetings of independent directors, and site visits. The Company is committed to providing full support to enable independent directors to exercise their authority and perform their roles effectively.

[200000] 2. Shareholders

[201000] (Core Principle 1) Shareholders shall be able to receive sufficient and timely information, which is necessary to exercise their rights, and to exercise their rights through appropriate procedures.

[201100] (Sub-principle 1-1) - Companies shall provide shareholders with the sufficient amount of information about a general meeting of shareholders, including the date, venue, and agenda, well before the actual meeting date.

Briefly describe the company’s compliance with the above sub-principle.

Under the Commercial Act, we issued the 58th AGM notice 32 days early, in line with ESG practices.

A. Describe the information the company has provided regarding the general meetings of shareholders, including the date, venue, and agenda of those meetings convened between the start of the period subject to disclosure to the report submission date.

POSCO HOLDINGS held two AGMs between the start of the period subject to disclosure and the report submission date. Information relating to each AGM, including the date, venue, agenda items, and other relevant details, is provided through KRX disclosures in Korean and English, the Data Analysis, Retrieval and Transfer (DART) system of the Financial Supervisory Service (FSS), the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission (SEC), public notices posted on the Company’s website, as well as through the delivery of Depositary Notices and Proxy Cards to overseas DR holders. A summary of the AGMs held during this period is provided below:

Table 1-1-1: Information on the General Shareholders’ Meetings

		58th AGM (2026)	57th AGM (2025)
GMS Held		O	O
Date of convocation resolution		Feb. 3, 2026	Feb. 5, 2025
Date of convocation notification		Feb. 19, 2026	Feb. 19, 2025
Date of GMS		Mar. 24, 2026	Mar. 20, 2025
Period between the date of notification and GMS		32 days	28 days
Meeting venue		POSCO Center, Gangnam-gu, Seoul	POSCO Center, Gangnam-gu, Seoul
Method of notifying information on AGM		Notices posted on the Company’s website; FSS DART filings; and KRX disclosures	Notices posted on the Company’s website; FSS DART filings; and KRX disclosures
Convocation notice in other languages for foreign shareholders	Notified (O/X)	O	O
	Notification method	English-language KRX disclosures; SEC filings; and notices mailed to DR holders	English-language KRX disclosures; SEC filings; and notices mailed to DR holders
Details	Attendance of the Board members	12 of 12 directors present	10 of 10 directors present
	Attendance of auditors or Audit Committee members	3 of 3 members present	3 of 3 members present
Key points from the shareholder remarks

1)  Speakers: Three individual and institutional shareholders

2)  Key points: Investment status and plans for low-carbon steelmaking technologies; progress on strategic partnerships with major customers; plans to address unlawful dispatch and discriminatory treatment of subcontracted workers; roadmap for the Intelligent Factory initiative

1) Speakers: Two individual shareholders 2) Key points: Climate risk response plans; carbon emissions reduction plans for overseas business sites

B.	Based on the above, if the company has failed to provide the sufficient amount of information regarding the general meetings of shareholders well in advance, explain the reason(s) and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

POSCO HOLDINGS held two AGMs between the start of the period subject to disclosure and the report submission date. The date and venue for each AGM were approved by a resolution of the Board of Directors held seven weeks prior to the meeting. A subsequent Board meeting finalized the agenda items, which were then disclosed through official filings on the KRX KIND system, the FSS DART system, and the U.S. SEC EDGAR system, as well as announcements posted on the POSCO HOLDINGS website. Since the AGM held in March 2021, the Company has also provided English-language disclosures on the KRX website to enhance information accessibility for foreign shareholders.

At the 55th AGM held in 2023, the Company amended its Articles of Incorporation to abolish the written voting system as part of its ESG management efforts, including the reduction of paper mailings. As an exceptional measure at the 56th AGM held in 2024, the Company sent shareholder notices by mail, providing information on the date and time of the AGM, agenda items, methods of exercising voting rights, and the online broadcast schedule for shareholders who had previously received such notices by mail. Starting with the 57th AGM held in 2025, POSCO HOLDINGS discontinued the mailing of written shareholder notices to further implement ESG management practices.

The notices of convocation for the 57th AGM held in 2025 and the 58th AGM held in 2026 were issued 28 days prior to each meeting, in compliance with the Code of Best Practices for ESG Management. Going forward, POSCO HOLDINGS will continue its efforts to provide shareholders with sufficient information 28 days prior to each AGM.

[201200] (Sub-principle 1-2) - Shareholders shall be able to participate in the AGM and express their opinions to the fullest extent.

Briefly describe the company’s compliance with the above sub-principle.

We held 3 AGMs outside peak dates and encouraged proxy voting to enhance shareholder convenience.

A.	Describe the general information regarding the exercise of the shareholders’ direct or indirect voting rights.

(1) Describe whether the company has avoided the convocation of its general meeting of shareholders during the popular dates for AGM, conducted voting in writing, solicited the voting by proxy, etc. for the last three business years.

The Articles of Incorporation were amended in relation to the voting rights record date: No

Convocation of AGMs Outside the Popular AGM Period

Over the past three fiscal years, POSCO HOLDINGS held a total of three AGMs, all of which were held on dates that fall outside the popular AGM period as part of its participation in the Voluntary Compliance Program for AGM Date Separation. For details on the exercise of voting rights at the AGMs held over the past three fiscal years, please refer to the table below.

Adoption of Written and Electronic Voting and Status of Proxy Solicitation

Until the 55th AGM held in 2023, POSCO HOLDINGS mailed written voting forms and return envelopes to all shareholders so that shareholders unable to attend the AGM in person could exercise their voting rights through written voting. At the 55th AGM held in 2023, the Company amended its Articles of Incorporation to abolish the written voting system as part of its ESG management efforts, including the reduction of paper mailings. For the 56th Annual General Meeting held in 2024, the Company sent shareholder notices to facilitate electronic voting or the appointment of a proxy in response to proxy solicitation, taking into account the convenience of shareholders who had previously received such notices by mail. Starting with the 57th AGM held in 2025, the Company discontinued the mailing of written shareholder notices as part of its efforts to put ESG management into practice.

Since the AGM held in March 2019, the Company has implemented e-voting annually to enhance the convenience of shareholders in exercising their voting rights. The Company has also taken measures to facilitate proxy voting by making proxy forms available on its website. Beginning with the March 2021 AGM, the Company has held AGMs in parallel with live online broadcasts each year and accepted shareholder questions in advance of the meetings to promote broader shareholder participation.

Table 1-2-1: Access to the Exercise of the Voting Right at AGM

Category	58th AGM (2026)	57th AGM (2025)	56th AGM (2024)
Popular period for AGM	Mar. 25, 2026 Mar. 27, 2026 Mar. 30, 2026	Mar. 21, 2025 Mar. 27, 2025 Mar. 28, 2025	Mar. 22, 2024 Mar. 27, 2024 Mar. 29, 2024
Date of AGM	Mar. 24, 2026	Mar. 20, 2025	Mar. 21, 2024
Avoided the convocation of AGM during the popular AGM period (peak days)	O	O	O
Conducted voting in writing	X	X	X
Conducted E-voting	O	O	O
The company solicited the voting by proxy	O	O	O

(2) Provide the ratio of votes in favor and against each agenda item, along with the details, from the general meetings of shareholders convened between the start of the period subject to disclosure to the report submission date.

Between the start of the period subject to disclosure and the report submission date, POSCO HOLDINGS held a total of two AGMs. The detailed voting results for each agenda item are as follows:

Table 1-2-2: Resolutions from General Shareholders’ Meetings

		Type of resolutions	Purpose of meeting	Approval	Total number of issued shares with voting rights (1)	No. of shares with voting rights exercised among (1)	No. of shares in favor	Percentage of shares in favor (%)	No. of shares against, abstained, etc.	Percentage of shares against, abstained, etc. (%)
The 58th AGM (2026)	1	Ordinary	Approval of the Financial Statements for the 58th Fiscal Year (Jan. 1, 2025-Dec. 31, 2025)	Approved	73,206,732	29,201,639	28,519,107	97.7	682,532	2.3
	2-1	Extraordinary	Partial Amendment to the Articles of Incorporation - Change of Title to Independent Director	Approved	75,620,779	31,615,686	31,492,699	99.6	122,987	0.4
	2-2	Extraordinary	Partial Amendment to the Articles of Incorporation - Increase in the Number of Separately Elected Audit Committee Members	Approved	75,620,779	31,615,686	31,479,521	99.6	136,165	0.4
	2-3	Extraordinary	Partial Amendment to the Articles of Incorporation - Expansion of the Scope of Voting Rights Restrictions upon the Election or Removal of Audit Committee Members	Approved	75,620,779	31,615,686	31,497,767	99.6	117,919	0.4
	2-4	Extraordinary	Partial Amendment to the Articles of Incorporation - Introduction of Electronic AGM	Approved	75,620,779	31,615,686	31,548,124	99.8	67,562	0.2
	2-5	Extraordinary	Partial Amendment to the Articles of Incorporation - Deletion of the Provision on the Separate Election System for Cumulative Voting	Approved	71,447,792	27,442,699	27,305,328	99.5	137,371	0.5
	3-1	Ordinary	Appointment of LEE, Ju Tae as an Inside Director	Approved	75,620,779	31,615,686	30,604,820	96.8	1,010,866	3.2
	3-2	Ordinary	Appointment of KIM, Ki Soo as an Inside Director	Approved	75,620,779	31,615,686	30,707,917	97.1	907,769	2.9
	3-3	Ordinary	Appointment of CHUNG, Seok Mo as an Inside Director	Approved	75,620,779	31,615,686	31,171,303	98.6	444,383	1.4
	4	Ordinary	Appointment of LEE, Hee Geun as an Other Non-Executive Director	Approved	75,620,779	31,615,686	30,982,866	98.0	632,820	2.0
	5	Ordinary	Appointment of KIM, Jooyoun as an Independent Director	Approved	75,620,779	31,615,686	31,312,686	99.0	303,000	1.0
	6	Ordinary	Election of KIM, Joongi as Independent Director to Serve on the Audit Committee	Approved	71,447,792	27,442,699	25,831,949	94.1	1,610,750	5.9

	7	Ordinary	Approval of Director Remuneration Limit	Approved	73,191,195	29,187,615	28,410,811	97.3	776,804	2.7
The 57th AGM (2025)	1	Ordinary	Approval of Financial Statements for the 57th Fiscal Year (Jan. 1, 2024-Dec. 31, 2024)	Approved	73,206,732	28,898,363	26,777,648	92.7	2,120,715	7.3
	2-1	Extraordinary	Partial Amendment of the Articles of Incorporation: Addition of a Provision for Delegation of Bond Issuance Authority	Approved	75,620,779	31,312,410	31,089,513	99.3	222,897	0.7
	2-2	Extraordinary	Partial Amendment of the Articles of Incorporation: Raising of Shareholder Voting Requirement to Approve Reappointment of CEO & Representative Director After Serving Consecutive Terms	Approved	75,620,779	31,312,410	31,255,942	99.8	56,468	0.2
	2-3	Extraordinary	Partial Amendment of the Articles of Incorporation: Removal of the Preamble	Approved	75,620,779	31,312,410	31,095,061	99.3	217,349	0.7
	2-4	Extraordinary	Partial Amendment of the Articles of Incorporation: Change of the Record Date for Quarterly Dividends	Approved	75,620,779	31,312,410	31,218,393	99.7	94,017	0.3
	3-1	Ordinary	Election of LEE, Ju Tae as Inside Director	Approved	75,620,779	31,312,410	30,914,948	98.7	397,462	1.3
	3-2	Ordinary	Election of CHUN, Sung Lae as Inside Director	Approved	75,620,779	31,312,410	30,913,289	98.7	399,121	1.3
	3-3	Ordinary	Election of KIM, Ki Soo as Inside Director	Approved	75,620,779	31,312,410	30,269,337	96.7	1,043,073	3.3
	4-1	Ordinary	Election of YOO, Jin Nyoung as Independent Director	Approved	75,620,779	31,312,410	30,077,946	96.1	1,234,464	3.9
	4-2	Ordinary	Election of SOHN, Sung Kyu as Independent Director	Approved	75,620,779	31,312,410	29,635,246	94.6	1,677,164	5.4
	5-1	Ordinary	Election of SOHN, Sung Kyu as Independent Director to Serve on the Audit Committee	Approved	71,728,818	27,420,449	25,740,509	93.9	1,679,940	6.1
	5-2	Ordinary	Election of KIM, Joongi as Independent Director to Serve on the Audit Committee	Approved	71,728,818	27,420,449	26,889,142	98.1	531,307	1.9
	6	Ordinary	Approval of Director Remuneration Limit	Approved	73,206,732	28,898,363	28,570,746	98.9	327,617	1.1

B.	Describe the company’s efforts to communicate with shareholders when there was an agenda item with a high opposition rate or that was rejected, and provide the details.

Among the agenda items submitted for approval at AGMs held between the start of the period subject to disclosure and the report submission date, none were rejected or received a high level of opposition.

C.

Based on the above, if the company has not taken sufficient measures to encourage shareholders to actively participate in the decision-making process such as the general shareholders’ meetings, explain the reason(s) and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

As outlined in the section above titled “A. General Information Regarding the Exercise of Shareholders’ Voting Rights,” POSCO HOLDINGS implements e-voting and conducts proxy solicitation to encourage maximum shareholder participation in AGMs. In particular, since 2020, the Company has actively promoted electronic voting and other non-in-person methods of exercising voting rights on its website to support shareholders who were unable to attend the AGM in person due to the COVID-19 pandemic. The Company also provided an email address and phone number for inquiries regarding AGM attendance and voting procedures in its notices of convocation, and actively responded to shareholder inquiries.

[201300] (Sub-principle 1-3) - Companies shall provide shareholders with the opportunity to propose agenda items for the general shareholders’ meetings, and allow them to ask questions and request explanations regarding the proposals during the meetings.

Briefly describe the company’s compliance with the above sub-principle.

Since 2018, we have received shareholder recommendations for independent director candidates.

A. Describe the details about the shareholders’ right to propose agenda items, in the following:

(1)	Does the company provide a detailed guidance on the procedures related to shareholders’ proposal on its website, etc.?

Implemented No

As shareholder proposal procedures are prescribed under the Commercial Act, POSCO HOLDINGS does not separately provide information on such procedures through its website or other channels.

(2)	Has the company established and implemented regulations on the procedures and standards for handling shareholders’ proposals?

Implemented Yes

Upon receipt of a shareholder proposal, POSCO HOLDINGS verifies whether the proposal satisfies the requirements prescribed by applicable laws and regulations. If the requirements are met, the Company submits the proposal as an agenda item for the AGM by resolution of the Board of Directors. Separately from shareholder proposals, the Company introduced and has operated a shareholder recommendation system since 2018 to strengthen communication with shareholders and secure a diverse pool of independent director candidates by enabling shareholders to participate directly in the process of identifying such candidates.

At least four months prior to the AGM, the Chair of the Director Candidate Recommendation Committee sends an official letter to shareholders holding at least 0.1% of the issued shares with voting rights. At the same time, POSCO HOLDINGS posts a notice on the Company’s website inviting shareholders to recommend preliminary independent director candidates, with each shareholder permitted to recommend one candidate. Recommendations are accepted in writing by email or post, and shareholder-recommended candidates undergo the same qualification review by the Independent Director Candidate Recommendation Advisory Panel as other candidates.

Until the 2024 AGM, shareholders eligible to recommend preliminary independent director candidates were those holding at least 0.5% of the Company’s voting shares, consistent with the shareholding requirement for exercising shareholder proposal rights under the Commercial Act. Starting with the 2025 AGM, the Company expanded eligibility to shareholders holding at least 0.1% of the issued shares with voting rights, in order to further strengthen communication with shareholders and secure a more diverse pool of independent director candidates.

At the Annual General Meeting held in March 2019, one preliminary candidate (a female law professor) was nominated through the shareholder recommendation process. The Independent Director Candidate Recommendation Advisory Panel reviewed the shareholder-recommended preliminary candidate together with other independent director candidates. However, the candidate was not recommended to the Director Candidate Recommendation Committee as an independent director candidate, as the Advisory Panel concluded that her expertise did not align with the Company’s needs at the time. The relevant details were subsequently communicated to the recommending organization. For the AGM held in March 2026, the shareholder recommendation process was conducted from August 18 to August 31, 2025.

(3)	Describe the details of shareholders’ proposals raised between the start of the period subject to disclosure to the report submission date, and explain how those proposals were addressed.

There are shareholders’ proposals: No

No shareholder proposals were received between the start of the period subject to disclosure and the report submission date.

Table 1-3-1: Status of Shareholder Proposals

	Date of Proposal	Proposing entity	Type	Main content	In process / Implemented	Approval	Approval Rate (%)	Rejection Rate (%)
N/A

(4)

Describe the main content of open letters the company has received from shareholders between the start of the period subject to disclosure to the report submission date. And explain how those proposals were addressed.

The company has received open letters: No

No open letters were received between the start of the period subject to disclosure and the report submission date.

Table 1-3-2: Status of Open Letters

	Date of dispatch	Sender	Main content	Date of reply	Acceptance	Main content of the reply
N/A

B.	Based on the above, describe any shortcomings in the policy to facilitate the exercise of the shareholders’ right to propose agenda items. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[201400] (Sub-principle 1-4) - Companies shall prepare mid- to long-term shareholder return policies including the one related to dividends and future plans, and provide shareholders with predictability regarding dividends.

Briefly describe the company’s compliance with the above sub-principle.

Our return policy ensures dividend predictability by setting dividends before the record date.

A.	Describe whether the company has established a policy on shareholder return and whether it fully informs its shareholders of the information, including the following:

(1)	Has the company established a dividend policy and other shareholder return policies?

Established Yes

In January 2020, the Board of Directors specified the Company’s medium-term dividend policy to enhance dividend transparency and predictability. Under the disclosed policy, the Company targets a dividend payout ratio of approximately 30%. The payout ratio is calculated based on consolidated net income attributable to controlling interests, after adjustments for one-off non-cash expenses, thereby strengthening the linkage between dividends and business performance. During the medium-term dividend policy period from 2020 to 2022, the Company paid KRW 2.8161 trillion in cash dividends, representing a consolidated dividend payout ratio of 24.8%. In addition, the Company retired treasury shares in 2022 equivalent to 3% of the total issued shares, amounting to KRW 567.5 billion based on book value. As a result, the Company delivered a record-high total shareholder return of KRW 3.3836 trillion, with a total shareholder return ratio of 29.8%.

In April 2023, the Company announced a new three-year shareholder return policy for 2023-2025. Under the policy, the Company would pay a basic dividend of KRW 10,000 per share using 50-60% of annual free cash flow on a separate basis as the funding source, with any remaining funds used for additional shareholder returns. The newly established shareholder return policy was designed to strike a balance between enhancing shareholder value through growth and providing stable shareholder returns through consistent dividends. In particular, the Company established shareholder return criteria based on free cash flow after taking investment expenditures into account, thereby seeking to secure growth potential through the uninterrupted execution of its growth strategy. By introducing a basic dividend framework, the Company also aimed to minimize the risk of fluctuations in the scale of shareholder returns arising from uncertainties in free cash flow. In accordance with its new shareholder return policy, POSCO HOLDINGS fully fulfilled its commitment to shareholders by paying a basic dividend of KRW 10,000 per share each year from 2023 through 2025.

In April 2026, POSCO HOLDINGS announced a new medium-term shareholder return policy for 2026-2028. Under the policy, the Company aims to achieve a shareholder return ratio of 35-40%, including dividends and repurchases and cancellations of treasury shares, by linking shareholder returns to annual performance based on adjusted net income attributable to controlling interests. Through this policy, the Company plans to enhance its standing as a high-dividend company and improve dividend predictability for shareholders.

In July 2024, the Company announced a new share buyback policy to cancel treasury shares equivalent to 6% of total issued shares in installments over three years, together with the new acquisition and immediate cancellation of KRW 100 billion worth of new treasury shares. The Company also established a policy to immediately cancel all treasury shares newly acquired in the market for the purpose of enhancing shareholder value, except for those intended for use by executives and employees. In line with this policy, the Company cancelled treasury shares equivalent to 2% of total issued shares on three occasions, in July 2024, March 2025, and March 2026. In July 2024, the Company also newly acquired KRW 100 billion worth of treasury shares in the market and immediately cancelled them, thereby fully fulfilling this commitment as well.

Additionally, through amendments to the Articles of Incorporation approved at the 55th AGM in 2023 and the 57th AGM in 2025, the Company has sequentially introduced an advanced dividend procedure for year-end and quarterly dividends, under which the dividend details are determined before the record date. Going forward, the Company will continue to communicate transparently with shareholders regarding shareholder returns and remain committed to upholding shareholders’ rights.

(2)	How the company deliver the information about its shareholder return policy to shareholders? Does the company also provide the return policy material in English?

The company has notified shareholders of the policy at least once a year: Yes

The material is also provided in English: Yes

When POSCO HOLDINGS establishes a new shareholder return policy, resolves to pay quarterly or year-end dividends, or implements share repurchases or cancellations, the Company promptly discloses the relevant information and provides detailed guidance to shareholders through IR events and postings on its website. The Company also maintains dedicated pages on its website for dividend policies, treasury share status, and dividend payment inquiries, enabling shareholders to conveniently access information on the Company’s shareholder return policies and related matters.

In April 2023, when the Company announced its medium-term shareholder return policy for the three years from 2023 to 2025, it promptly disclosed the policy in Korean and English through KRX disclosures and U.S. SEC filings, and provided shareholders with detailed information through its Q1 2023 IR event and postings on its website. In July 2024, the Company also announced through a KRX disclosure a shareholder return policy that included the following: the cancellation, in installments over the next three years, of treasury shares equivalent to approximately 6% of total issued shares; a plan to newly acquire and cancel KRW 100 billion worth of treasury shares; and the principle of immediately canceling any treasury shares newly acquired in the market for the purpose of enhancing shareholder value, except for those intended for use by executives and employees. The relevant information was also provided in English through KRX English disclosures, U.S. SEC filings, and the Company’s English website. Subsequently, pursuant to its medium-term shareholder return policy, the Company disclosed its treasury share cancellation plans over three years through “Decision on Share Cancellation” filings made via the KRX Korean- and English-language disclosure systems and U.S. SEC filings on August 1, 2024, February 19, 2025, and February 19, 2026. The Company also continues to disclose “Dividend Resolution” filings on a quarterly basis through the same KRX Korean- and English-language disclosure systems and U.S. SEC filings.

In April 2026, the Company disclosed its new medium-term shareholder return policy for 2026-2028. In addition, during the 2023-2025 period, the Board of Directors resolved on treasury share cancellation plans to implement the previously announced shareholder return policy. POSCO HOLDINGS simultaneously disclosed the relevant information through KRX disclosures in Korean and English, U.S. SEC filings, and notices posted on the Company’s website in Korean and English. Furthermore, the Company’s shareholder return policy is stated in its periodic reports, including quarterly, semi-annual, and annual reports, submitted to the FSS every quarter.

(3)

If the company has paid out the cash dividends between the start of the period subject to disclosure to the report submission date, did the company provide predictability regarding dividends by making dividend decisions before the dividend record date?

Reflected to the articles of incorporation: Yes

Implemented Yes

Year-End Dividends

To implement an advanced dividend procedure under which the dividend details are determined before the record date is set, POSCO HOLDINGS amended its Articles of Incorporation at the 55th AGM held in March 2023 to allow the Board of Directors to set the record date for year-end dividends on a date other than the fiscal year-end. Accordingly, for both the 2024 and 2025 year-end dividends, the Board of Directors determined the dividend details prior to the dividend record date, thereby enhancing dividend predictability for shareholders.

Quarterly Dividends

At the end of 2024, the Financial Investment Services and Capital Markets Act (the “Capital Markets Act”) was amended to allow the Board to set the quarterly dividend record date in the same manner as the final dividend. Accordingly, the Company revised the Articles of Incorporation at the 57th AGM held in March 2025 to amend the provisions regarding the “Change in the Quarterly Dividend Record Date” to reflect the Standard Articles of Incorporation of the Korea Listed Companies Association. Accordingly, the Company determined all dividends for 1Q through 3Q 2025 prior to the respective record dates, thereby providing shareholders with dividend predictability.

Table 1-4-1: Dividend Record Date and Dividend Amount Confirmation Date

	Closing month	Whether year-end dividends were paid	Date of dividend record	Date of dividend amount confirmation	Provision of cash dividend predictability

Final Dividend (57th AGM)	Dec.	O	Feb. 28, 2025	Feb. 5, 2025	O

Q1 Dividend (58th AGM)	Mar.	X	May. 28, 2025	May 13, 2025	O

Q2 Dividend (58th AGM)	Jun.	X	Aug. 27, 2025	Aug. 12, 2025	O

Q3 Dividend (58th AGM)	Sep.	X	Nov. 26, 2025	Nov. 11, 2025	O

Final Dividend (58th AGM)	Dec.	O	Feb. 27, 2026	Feb. 3, 2026	O

Q1 Dividend (59th AGM)	Mar.	X	May 27, 2026	May 12, 2026	O

B.

Based on the above, describe any shortcomings in the course of establishing the shareholder return policy and providing related information. Explain the reason(s) for the shortcomings and future plans.

(1) Shortcomings and the reason(s)

-

(2) Future plans and additional explanations

-

[201500] (Sub-principle 1-5) - Shareholders’ rights to receive the appropriate amounts of dividends, etc. shall be respected based on the shareholder return policy and future plans.

Briefly describe the company’s compliance with the above sub-principle.

We paid planned dividends under the 2023-2025 return policy and 2024-2026 Corporate Value-Up Plan.

A.	Describe the company’s recent actions on shareholder returns.

(1)	Dividend-related matters

In April 2023, POSCO HOLDINGS established and announced its shareholder return policy for 2023-2025, with the aim of striking a balance between enhancing shareholder value through growth and providing shareholder returns through stable dividends. The Company established shareholder return criteria based on free cash flow after taking investment expenditures into account, thereby seeking to secure growth potential through the uninterrupted execution of its growth strategy. At the same time, by introducing a basic dividend, the Company aimed to minimize the risk of fluctuations in the scale of shareholder returns arising from uncertainties in free cash flow. Accordingly, the Company paid cash dividends of KRW 758.8 billion in 2023, with a consolidated dividend payout ratio of 44.7% and a dividend per share of KRW 10,000. In 2024, the Company paid cash dividends of KRW 757.5 billion, with a consolidated dividend payout ratio of 69.2% and a dividend per share of KRW 10,000. In 2025, the Company paid cash dividends of KRW 756.2 billion, with a consolidated dividend payout ratio of 115.0% and a dividend per share of KRW 10,000.

In April 2026, POSCO HOLDINGS announced a new mid-term shareholder return policy for 2026-2028. Under the policy, the Company will target a shareholder return ratio of 35-40%, comprising dividends and share buybacks and cancellations, linked to annual performance based on adjusted net income from controlling interests. Through this policy, the Company aims to strengthen its position as a high-dividend company and improve the predictability of dividend payments to shareholders.

Furthermore, POSCO HOLDINGS amended its Articles of Incorporation at the AGM held in March 2023 and March 2025, thereby proactively adopting advanced year-end and quarterly dividend procedures under which the dividend details are determined before the record date. The Company also endeavors to give due consideration to shareholder rights through transparent communication with shareholders regarding shareholder returns.

Table 1-5-1-1: Shareholder Returns for the Last Three Business Years

		General status		Stock dividend	Cash dividend (Unit: KRW)
		Year	Closing month		Distributable profits	Total dividends	Dividends per share	Dividend yield (%)
Current year	Common shares	2025	Dec.	—	45,684,593,863,098	756,207,790,000	10,000	2.8
Previous year	Common shares	2024	Dec.	—	45,896,402,480,955	757,484,930,000	10,000	4.0
Year before last	Common shares	2023	Dec.	—	45,177,683,527,788	758,762,070,000	10,000	2.4

Table 1-5-1-2: Cash Dividend Payout Ratio for the Last Three Business Years

Category	Current year	Previous year	Year before last
Consolidated based (%)	115.0	69.2	44.7
Non-consolidated based (%)	152.8	46.7	94.9

(2)	Has the company taken any action regarding shareholder returns other than dividends? If so, describe it.

In August 2022, the Company implemented a shareholder return measure by canceling treasury shares representing 3% of its total issued shares, with a book value of KRW 567.5 billion, to enhance shareholder value.

In July 2024, the Company announced a treasury share policy to cancel treasury shares equivalent to 6% of its total issued shares in installments over the three years from 2024 to 2026. The Company also announced a plan to repurchase and immediately cancel KRW 100 billion worth of treasury shares. In addition, the Company established a policy to immediately cancel all treasury shares newly acquired in the market for the purpose of enhancing shareholder value, except for shares intended for employee programs. In accordance with these policies, the Company canceled treasury shares equivalent to 2% of its total issued shares on three occasions, in July 2024, March 2025, and March 2026. In July 2024, the Company also repurchased KRW 100 billion worth of treasury shares in the market and immediately canceled all such shares, thereby fully implementing the previously announced plan.

Furthermore, recognizing the maximization of shareholder value as a key corporate value and an important objective shared across management, the Company disclosed its Corporate Value-Up Plan in December 2024 as part of its active participation in the government-led Corporate Value-Up Program. Through the plan, the Company established targets and implementation measures to enhance corporate value and continues to actively communicate with the market regarding the use of treasury shares, including their cancellation.

B.	Based on the above, describe any shortcomings regarding the shareholders’ rights to receive an appropriate amount of shareholder returns. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[202000] (Core Principle 2) Shareholders shall hold fair voting rights according to the class and number of shares owned; and the corporation shall make efforts to be equipped with a system that provides corporate information to the shareholders in a fair manner

[202100] (Sub-principle 2-1) - Companies shall ensure that the shareholders’ voting rights are not infringed upon, and provide sufficient amount of corporate information to shareholders at the right time, in a fair manner.

Briefly describe the company’s compliance with the above sub-principle.

We provide shareholders with information through disclosures in Korea and filings with the U.S. SEC.

A.	Describe the details about the stock issuance as of the preparation date of this report, in the following:

(1)	Stock issuance status

Pursuant to the Articles of Incorporation, the Company is authorized to issue up to 200,000,000 shares. As of the report submission date, the Company had issued 96,480,625 common shares, of which 17,239,098 shares have been canceled, bringing the total number of outstanding shares to 79,241,527.

Table 2-1-1-1: Total Number of Authorized Shares (Unit: Shares)

Common shares	Shares of different classes	Total number of authorized shares
200,000,000	0	200,000,000

Table 2-1-1-2: Detailed Status of Stock Issuance

	No. of shares issued	Issuance rate (%)	Note
Common Shares	79,241,527	39.6	—

(2)	Details and reason(s) for granting the voting rights by class of shares, and the history of the AGMs convened for different classes of shares.

POSCO HOLDINGS has not issued any different classes of shares to date.

B.	Based on the above, explain the reason(s) and future plans if the voting rights are not fairly granted to shareholders based on the type and number of shares they hold.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

The principle of “equitable treatment of shareholders” is publicly articulated in the POSCO HOLDINGS Corporate Governance Charter, as outlined below:

POSCO HOLDINGS Corporate Governance Charter

II. Shareholders

2-2. Equitable Treatment of Shareholders

①	Shareholder shall be fairly treated according to the type and amount of shares possessed, and the intrinsic rights of the shareholder shall not be infringed upon.

②	In any of its business dealings, POSCO HOLDINGS shall not provide special treatment for the reason of being a shareholder and shall not take unfair action for the reason of not being a shareholder.

③

The exercise of minority shareholder rights shall be guaranteed to the extent permitted by relevant laws, unless exercising such rights infringes the rights of all other shareholders. POSCO HOLDINGS shall seek ways (e.g., adopting the cumulative voting policy) to protect minority shareholder rights, such as adopting the Cumulative Voting Policy.

Accordingly, the Company complies with applicable laws and internal regulations and endeavors to ensure that all shareholders can exercise their rights on an equitable basis and receive corporate information in a timely, sufficient, and equitable manner.

C.

Describe the details of the overall information on communications the Company had with shareholders between the start of the period subject to disclosure to the report submission date, in the following:

(1)	Details on major investor relations (IR) events, conference calls, and conversations with shareholders including institutional investors.

Every year in January, April, July, and October, the Company holds annual and quarterly earnings releases in the form of conference calls led by C-level executives. Following each earnings announcement, the Company regularly conducts Non-Deal Roadshows (NDRs) for domestic institutional investors and other market participants and frequently participates in investor conferences hosted by securities firms in Korea and overseas. Through these activities, the Company responds directly to investors’ questions and gathers their feedback and views on the Company.

Furthermore, the Company endeavors to strengthen market confidence in its core business strategies by providing key shareholders with access to top management. C-level executives, independent directors, and other executives, including the Head of the IR Team, participate directly in overseas NDRs to share the Company’s performance and mid- to long-term strategic direction with investors and provide more substantive responses to matters of interest to shareholders.

POSCO HOLDINGS provides the contact email address for its IR Team on its website (https://www.posco-inc.com). Shareholders may use this email address to submit comments or inquiries, which are reviewed and answered by the relevant IR personnel. Shareholders may also call the Company’s main telephone number listed on the website and be connected to the dedicated IR line for responses to their inquiries. Through these communication channels, the Company endeavors to strengthen its engagement with minority shareholders.

Furthermore, the Company operates an online system through its website that enables investors and other interested parties wishing to visit the Company to request IR meetings. The Company holds such meetings on an ongoing basis and conducts a wide range of IR activities tailored to investors’ level of understanding and areas of interest.

POSCO HOLDINGS also communicates with investors in Korea and overseas through both conference calls and in-person meetings, while seeking to broaden its investor base. In addition, the Company proactively addresses ESG-related matters by holding ESG NDRs and engaging with investors through various activities, including site visits for investors and analysts to its premium steel and rechargeable battery materials production facilities, as well as participation in investor conferences.

To strengthen its investor communication channels, POSCO HOLDINGS live-streams its earnings presentations on the Company’s website, providing minority shareholders with real-time access to such information. In March 2023, the Company also launched POSCO HOLDINGS IR (YouTube channel) to address the needs of retail investors and enhance communication with them. The channel provides video content such as Tech Talk and Market Talk, hosted by experts in rechargeable battery materials, to introduce the Company’s rechargeable battery materials business and explain topics of interest to the market. Its Virtual Tour content also provides detailed updates on the progress of major new business projects being pursued by the Company in Korea and overseas. As of May 2026, a total of 259 videos had been uploaded to the channel, which had approximately 27,000 subscribers and 32 million cumulative views.

Major IR Events (2025)

Date	Participants	Format	Occasion	Remarks
Jan. 2-3, 2025	Institutional investors in Korea	NDR	Fixed income NDR (Cumulative Q3 2024 earnings and Q&A session)
Feb. 3, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (2024 earnings release and Q&A session)
Feb. 4-7, 2025	Institutional investors in Korea	NDR	Earnings release (2024 earnings release and Q&A session)
Feb. 10-14, 2025	Institutional investors abroad	Conference & NDR	NH Investment & Securities C Forum (earnings, market trends, business issues, etc.)
Mar. 31-Apr. 4, 2025	Institutional investors abroad	NDR	NDR for fixed income investors (2024 earnings release and Q&A session)
Apr. 24, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q1 2025 earnings release and Q&A session)
Apr. 28-30, 2025	Institutional investors in Korea	NDR	Earnings release (Q1 2025 earnings release and Q&A session)
May 15, 2025	Institutional investors in Korea and abroad	Conference	Samsung Securities Conference (earnings, market trends, business issues, etc.)
May 20, 2025	Institutional investors abroad	Conference	BofA Conference (earnings, market trends, business issues, etc.)
May 22, 2025	Institutional investors in Korea and abroad	Conference	NH Securities Conference (earnings, market trends, business issues, etc.)
May 27-28, 2025	Institutional investors abroad	Conference	UBS Conference (earnings, market trends, business issues, etc.)
July 31, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q2 2025 earnings release and Q&A session)
Aug. 4-6, 2025	Institutional investors in Korea	NDR	Earnings release (Q2 2025 earnings release and Q&A session)
Aug. 25-26, 2025	Institutional investors in Korea and abroad	Conference	UBS Conference (earnings, market trends, business issues, etc.)
Sep. 3, 2025	Institutional investors in Korea and abroad	Conference	KB Securities Conference (earnings, market trends, business issues, etc.)
Sep. 8-9, 2025	Institutional investors abroad	Conference	CLSA Conference (earnings, market trends, business issues, etc.)
Sep. 10, 2025	Institutional investors in Korea and abroad	Conference	BofA Conference (earnings, market trends, business issues, etc.)
Sep. 11, 2025	Institutional investors in Korea	Conference	Mirae Asset Securities Corp Day (earnings, market trends, business issues, etc.)
Sep. 17, 2025	Institutional investors in Korea	Conference	Kiwoom Securities Corp Day (earnings, market trends, business issues, etc.)
Oct. 24, 2025	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q3 2025 earnings release and Q&A session)
Oct. 28-30, 2025	Institutional investors in Korea	NDR	Earnings release (Q3 2025 earnings release and Q&A session)
Nov. 12, 2025	Institutional investors in Korea	Conference call	Presentation on lithium resource acquisition
Nov. 16-23, 2025	Institutional investors abroad	NDR	Fixed income NDR (earnings, market trends, business issues, etc.)
Nov. 19-20, 2025	Institutional investors in Korea and abroad	Conference	Morgan Stanley Conference (earnings, market trends, business issues, etc.)
Nov. 24-28, 2025	Institutional investors abroad	NDR	ESG NDR in Hong Kong and Singapore (ESG performance Q&A)
Nov. 26-27, 2025	Institutional investors and analysts in Korea	Site visit	Site visit to rechargeable battery materials operations in Gwangyang
Dec. 1-5, 2025	Institutional investors in Korea	NDR	ESG NDR for institutional investors in Korea (ESG performance Q&A)
Dec. 11-12, 2025	Institutional investors abroad	NDR	Independent director NDR (ESG outcome and governance Q&A)
Jan. 1-Dec. 31, 2025	Institutional investors and analysts in Korea and abroad	IR	One-on-one meetings, by request of shareholders and investors (In-person meetings and conference calls)	136 times in total

Major IR Events (2026, as of the report submission date)

Date	Participants	Format	Occasion	Remarks
Jan. 5.-9, 2026	Institutional investors abroad	NDR	Fixed income NDR (Fixed income issuance Q&A)
Jan. 29, 2026	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (2025 earnings release and Q&A session)
Jan.30-Feb. 4, 2026	Institutional investors in Korea	NDR	Earnings release (2025 earnings release and Q&A session)
Feb. 24-Mar. 9, 2026	Institutional investors in Korea and abroad	Voting rights NDR	Voting rights NDR (ESG outcome, earnings, market trends, business issues, AGM agenda items, etc.)
Mar. 9-13, 2026	Institutional investors and analysts in Korea and abroad	NDR	NDR in Hong Kong, Singapore, and Malaysia (2025 earnings release and Q&A session)
Apr. 30, 2026	Institutional investors and analysts in Korea and abroad	Conference call	Earnings release (Q1 2026 earnings release and Q&A session)
Jan. 1-May 31, 2026	Institutional investors and analysts in Korea and abroad	IR	One-on-one meetings, by request of shareholders and investors (in-person meetings and conference calls)	40 times in total

(2)	Details on separate events held to conduct a communication with minority shareholders, if any.

Separate events were held: Yes

On March 24, 2025, the date of its AGM, the Company arranged a separate venue to engage directly with minority shareholders. At the session, the Company provided an overview of steel market conditions and the outlook, which were of particular interest to minority shareholders, as well as updates on the progress of the POSCO Group’s rechargeable battery materials business. The session also provided minority shareholders with an opportunity to raise additional questions and receive responses directly from the Company. In particular, the participation of an IR executive facilitated direct communication with minority shareholders and helped strengthen their trust in the Company.

(3) Details on separate events held to conduct a communication with foreign investors, if any.

POSCO HOLDINGS endeavors to strengthen market confidence in its key business strategies by providing key shareholders with access to top management. Following each earnings announcement, C-level executives and IR executives participate directly in overseas NDRs for institutional investors in Asia, the Americas, and Europe. Through these activities, they share the Company’s business performance and mid- to long-term strategic direction with investors and provide more substantive responses to matters of interest to shareholders. For the names and details of these events, please refer to the IR activities listed in the above “(1) Details on major investor relations (IR) events, conference calls, and conversations with shareholders including institutional investors.”

(4) Does the company provide detailed contact information for inquiries, such as the phone number, email address of the IR department, etc. on its website, etc.?

Implemented: Yes

POSCO HOLDINGS provides the contact email address for its IR Team on its website (https://www.posco-inc.com). Through the CONTACT US page, shareholders may submit comments or inquiries, which are reviewed and answered by the relevant IR personnel. Shareholders may also call the Company’s main telephone number listed on the website and be connected to the dedicated IR line, where their inquiries are answered by telephone.

In addition, corporate information, including the IR materials described above, is made available to all shareholders in a timely and equitable manner through the KRX KIND system (http://kind.krx.co.kr), the FSS DART system (http://dart.fss.or.kr), the U.S. SEC EDGAR system (https://www.sec.gov/edgar), and the Company’s official website (https://www.posco-inc.com).

(5)

Has the company been operating an English-language website and designated a staff member to assist foreign shareholders, and disclosed contact information for consultation in foreign languages? Has it also provided disclosures written in English?

The company has an English-language website: Yes

The company has designated a staff member to deal with foreign shareholder:s Yes

English disclosure ratio: 97.4

POSCO HOLDINGS operates an English-language website for foreign shareholders. Shareholders may submit inquiries to the IR Team through the IR contact email address or the Q&A section provided on the website, and the relevant IR personnel review and respond to the inquiries received. Since 2020, the Company has participated in the KRX initiative to promote English-language disclosures and has actively used the English disclosure service available through the KIND system to improve access to corporate information for foreign investors.

As a company whose ADRs are listed on the New York Stock Exchange (NYSE), POSCO HOLDINGS files applicable English-language disclosures with the U.S. SEC through its EDGAR system. In addition, IR contact information is provided in filings with the SEC, including the Company’s annual report on Form 20-F, enabling shareholders to submit inquiries.

During the reporting period, the Company filed a total of 37 timely disclosures through KIND and DART, excluding fair disclosures, filing matters, and voluntary disclosures. Of these, 36 were also filed in English through channels including EDGAR. The details are as follows:

Date	Disclosure Title (English)	Major Content (Korean)
Jan. 14, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
Feb. 3, 2025	Changes of 30% or More in Sales or Profits/Losses (15% or More in the Case of Large-sized Corporations)	Change in sales or profit structure by 30% or more (15% or more in the case of large-sized corporations)
Feb. 3, 2025	Changes of 30% or More in Sales or Profits/Losses (15% or More in the Case of Large-sized Corporations)- Subsidiary company	Change in sales or profit structure by 30% or more (15% or more in the case of large-sized corporations) [report on material matters concerning the management of a subsidiary]
Feb. 5, 2025	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
Feb. 5, 2025	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Determination of the record date for the closure of the shareholder register for cash or in-kind dividends
Feb. 6, 2025	Decision on Cash Dividends and Dividends in Kind - Subsidiary company	Decision on cash or in-kind dividend payment [report on material matters concerning the management of a subsidiary]
Feb. 11, 2025	Occurrence of Causes for Corporate Dissolution - Subsidiary company	Occurrence of causes for corporate dissolution [report on material matters concerning the management of a subsidiary]
Feb. 19, 2025	Decision on Calling Shareholders’ Meeting	Decision to convene shareholders’ meeting

Feb. 19, 2025	Retirement of Stocks	Decision to cancel shares
Feb. 20, 2025	Summary of Proxy Solicitation	Reference document on proxy solicitation
Feb. 24, 2025	To Shareholders: Notice of the 57th Ordinary General Meeting of Shareholders	Decision to convene shareholders’ meeting
Mar. 12, 2025	Submission of Audit Report	Submission of audit report
Mar. 12, 2025	Submission of Audit Report - Subsidiary company	Submission of audit report [report on material matters concerning the management of a subsidiary]
Mar. 20, 2025	Changes in Representative Directors	Report on appointment, dismissal, or early retirement of independent directors
Mar. 20, 2025	Outcome of Annual Shareholders’ Meeting	Results of the AGM
Mar. 31, 2025	English-language translated documents of POSCO HOLDINGS INC.’s Business Report for the year 2024	Business report
Apr. 10, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
May 13, 2025	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
May 13, 2025	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Decision on closure of shareholder’s registry (including record date) for cash or in-kind dividend payment
May 14, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
May 30, 2025	English-language translated documents of POSCO HOLDINGS INC.’s 1Q Quarterly Report for the year 2025	Quarterly report
Jul. 10, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
Aug. 5, 2025	Exclusion of Subsidiary from Holding Company	Exclusion of a subsidiary from the holding company’s subsidiaries
Aug. 12, 2025	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
Aug. 12, 2025	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Decision on closure of shareholder’s registry (including record date) for cash or in-kind dividend payment
Aug. 18, 2025	Decision on Cash Dividends and Dividends in Kind - Subsidiary company	Decision on cash or in-kind dividend payment [report on material matters concerning the management of a subsidiary]
Aug. 28, 2025	Details of Corporate Governance Report	Disclosure of Corporate Governance Report
Aug. 29, 2025	An English-language translated document of POSCO HOLDINGS INC.’s Interim Report (2Q) for the year 2025	Semi-annual report
Sep. 3, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
Sep. 17, 2025	Inclusion of Subsidiary in Holding Company	Inclusion as a subsidiary of the holding company
Oct. 14, 2025	Organization of Investor Relations Event	Convocation of an IR meeting [notice]
Nov. 5, 2025	Occurrence of a Serious Industrial Accident - Subsidiary company	Occurrence of a serious industrial accident [report on material matters concerning the management of a subsidiary]
Nov. 11, 2025	Decision on Cash Dividends and Dividends in Kind	Decision on cash or in-kind dividend payment
Nov. 11, 2025	Decision on Closure of Shareholder’s Registry(Including Record Date) for Dividends	Decision on closure of shareholder’s registry (including record date) for cash or in-kind dividend payment
Nov. 28, 2025	An English-language translated document of POSCO HOLDINGS INC.’s 3Q Quarterly Report for the year 2025	Quarterly report
Dec. 16, 2025	Decision on Acquisition of Shares or Investment Certificates of Other Corporations - Subsidiary company	Decision on acquisition of shares or investment certificates of other corporations
Dec. 19, 2025	Occurrence of a Serious Industrial Accident - Subsidiary company	Occurrence of a serious industrial accident [report on material matters concerning the management of a subsidiary]

(6)

Has the company been subjected to any restrictions related to disclosure, such as being designated as an unfaithful disclosure corporation, between the start of the period subject to disclosure to the report submission date? If so, describe the details.

The company has been designated as an unfaithful disclosure corporation: No

Having faithfully fulfilled its disclosure obligations, POSCO HOLDINGS has not been designated as an unfaithful disclosure corporation to date.

POSCO HOLDINGS has strengthened its communication with the market by proactively disclosing material information concerning the Company in both Korean and English, based on a thorough understanding of relevant laws and regulations, including capital market and disclosure regulations. Since the launch of POSCO HOLDINGS in 2022, the Company has established disclosure operating standards governing coordination between the holding company and its operating companies under the holding company governance structure. It has also established a framework to strengthen advance monitoring of matters subject to disclosure on a continuous basis. In addition, the Company has sought to enhance awareness of disclosure obligations across the Group by providing ongoing disclosure training to relevant departments and actively sharing information on IR best practices and developments in global regulations.

Table 2-1-3: Details on Designation as Unfaithful Disclosure Corporation

	Type of unfaithful disclosure	Date of designation	Reason for designation	Imposed penalty points	Imposed fine (Unit: KRW)	Improvement efforts after designation, etc.
N/A

D.

Based on the above, explain the reason(s) and describe plans for improvement if there have been any shortcomings to provide shareholders with the sufficient amount of corporate information at the right time, in a fair manner.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

As outlined in the above section “C. Overall information on communications the Company had with shareholders”, the Company provides all shareholders with timely and equitable access to corporate information, including IR materials, through the Company’s website and disclosure search systems, including the FSS DART system (http://dart.fss.or.kr) and the KRX KIND system (http://kind.krx.co.kr).

As a company whose ADRs are listed on the NYSE, POSCO HOLDINGS files English-language disclosures with the U.S. SEC through its EDGAR system (https://www.sec.gov/edgar).

The Company operates an English-language website and translates into English all materials provided to investors through its IR activities, as well as quarterly and semi-annual review reports and annual audit reports. These materials are posted on the website to provide all shareholders in Korea and overseas with equitable access to corporate information.

[202200] (Sub-principle 2-2) – Companies shall establish and operate a system to protect shareholders from unfair internal transactions and self-dealing by other shareholders such as controlling shareholders.

Briefly describe the company’s compliance with the above sub-principle.

We operate safeguards for shareholders on related-party transactions and management self-dealings.

A.

Describe in detail the company’s controlling measures (control policies) regarding internal transactions with affiliated companies, etc. and self-dealing with management or controlling shareholders, etc.

(1)	Overall control policies for internal transactions and self-dealings.

Implemented Yes

POSCO HOLDINGS has established separate internal control rules designed to prevent management or controlling shareholders from engaging in internal transactions for personal gain. The Company maintains internal accounting management regulations and requires Board approval for transactions exceeding specified thresholds with the Company’s largest shareholder, including its specially related persons, and other specially related persons.

Furthermore, the Company requires Board approval for transactions with specially related persons that exceed specified thresholds. The Company has also established the ESG Committee as an internal transaction review body vested with authority equivalent to that of the Board under the Commercial Act. The Committee reviews and approves internal transactions involving funds, assets, or securities with a value of at least KRW 10 billion but less than KRW 200 billion. Internal transactions with a value of KRW 200 billion or more require prior review by the Committee and subsequent approval by the Board. Internal transactions with a value of at least KRW 5 billion but less than KRW 10 billion are separately managed as reporting items. For details of the internal transactions reviewed or approved by the ESG Committee, please refer to “ESG Committee Meetings Held” under Sub-principle 8-2 of this report.

(2)

Has the company have any comprehensive Board resolutions regarding internal transactions with affiliated companies, etc., and self-dealings with management or controlling shareholders, etc.? If so, describe the details and the reason.

Pursuant to Article 542-9 of the Commercial Act, if the total amount of transactions anticipated to be conducted with affiliates during the relevant fiscal year is expected to equal or exceed 5% of the Company’s total assets or total sales as of the end of the immediately preceding fiscal year, the Company obtains prior approval from the Board for such amount by way of a blanket resolution. In addition, pursuant to Article 398 of the Commercial Act, the Company obtains prior Board approval for transactions involving directors’ self-dealing.

At its fifth meeting held in 2026, the Board approved the total limit for transactions with POSCO for the period from May 12, 2026 until the Board meeting scheduled to be held in May 2027.

(3)	Details on transactions with stakeholders such as controlling shareholders.

In 2025, the Company had no transactions involving extensions of credit to major shareholders, asset transfers with major shareholders, or business transactions with major shareholders. The Company’s material transactions with related parties, including affiliates, are outlined in the table below:

Transactions with Controlling Shareholders and Other Stakeholders

(Unit: KRW million)
Company Name	Sales and Others1)			Purchases and Others
	Sales	Dividends	Others	Purchase of Fixed Assets	Others
[Subsidiaries]2)
POSCO	142,110	527,363	1	—	14,711
POSCO E&C	7,047	11,037	—	3,320	908
POSCO STEELEON	1,319	—	—	—	5
POSCO DX	1,498	12,425	—	5,764	14,147
POSCO Research Institute	—	—	—	—	15,803
eNtoB	—	—	—	150	10,488
POSCO Future M	3,370	23,524	—	—	430
POSCO INTERNATIONAL	5,811	298,551	224	—	12
busan E&E	—	3,618	—	—	—
POSCO America	—	—	—	—	6,771
Others	6,221	69,730	9,713	29	33,259
Subtotal	167,376	946,248	9,938	9,263	96,534
[Related Companies and Joint Ventures]2)
POSCO-NPS Niobium LLC	—	44,955	—	—	—
Roy Hill Holdings Pty Ltd	—	170,886	—	—	—
Others	1,111	44,804	441	—	651
Subtotal	1,111	260,645	441	—	651
Total	168,487	1,206,893	10,379	9,263	97,185

Source: POSCO HOLDINGS 2025 Business Report > III. Financial Information > 5. Notes to the Financial Statements > Section 33. Details of Transactions with Related Parties

1)	“Sales and others” consists of trademark royalty income, rental income, dividend income, and other income from subsidiaries, related companies, and joint ventures.
2)	As of the end of the reporting period, the Company provides payment guarantees and other forms of financial support for its related parties.

The details of receivables and payables between POSCO HOLDINGS and its related parties (affiliates) as of the end of 2025 are presented in the table below:

Details of Receivables and Payables between POSCO HOLDINGS and Related Parties Including Controlling Shareholders (Affiliates)

			(Unit: KRW million)
	Receivables			Payables
Company Name	Trade Accounts and Notes Receivable	Others	Total	Accounts Payable	Others	Total
[Subsidiaries]
POSCO	92,175	81,349	173,524	1,657	40,742	42,399
POSCO E&C	6,793	693	7,486	305	3,788	4,093
POSCO STEELEON	1,299	—	1,299	—	—	—
POSCO DX	1,109	48	1,157	3,738	47	3,785
POSCO Future M	4,904	1	4,905	—	62	62
POSCO Mobility Solution	713	—	713	—	11	11
POSCO INTERNATIONAL	6,176	—	6,176	—	508	508
POSCO Argentina S.A.U.	—	27,929	27,929	—	—	—
Others	3,606	7,874	11,480	4,274	537	4,811
Subtotal	116,775	117,894	234,669	9,974	45,695	55,669
[Related Companies and Joint Ventures]
SNNC	929	—	929	—	—	—
Roy Hill Holdings Pty Ltd	39,761	—	39,761	—	—	—
FQM Australia Holdings Pty Ltd1)	—	243,601	243,601	—	—	—
Others	203	867	1,070	—	—	—
Subtotal	40,893	244,468	285,361	—	—	—
Total	157,668	362,362	520,030	9,974	45,695	55,669

Source: POSCO HOLDINGS 2025 Business Report > III. Financial Information > Notes to the Financial Statements > Section 33. Details of Transactions with Related Parties

1)	Other receivables from FQM Australia Holdings Pty Ltd consist entirely of long-term loans and accrued interest. The Company has recognized a loss allowance for the full amount of these receivables.

B.

Based on the above, describe any shortcomings in the policies to protect shareholders from unfair internal transactions and self-dealing. Explain the reason(s) for the shortcomings and future plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[202300] (Sub-principle 2-3) – Companies shall fully explain to shareholders any changes in their ownership structure, principal businesses, and capital raising policies that have differing interests among shareholders and take measures to protect shareholders, such as collecting minority shareholders’ opinions and protecting the rights of dissenting shareholders.

Briefly describe the company’s compliance with the above sub-principle.

We protect shareholder rights under relevant laws, regulations and the Corporate Governance Charter.

A.

Describe the company’s policies to protect shareholders, including how it collects minority shareholders’ opinions on mergers, business transfers, spin-offs, comprehensive exchanges and transfers of shares that caused material changes in the ownership structure or principal businesses of the company, and how it protects the right of dissenting shareholders.

The policies are in place: Yes

Pursuant to the POSCO HOLDINGS Corporate Governance Charter, the Company implements policies designed to safeguard shareholder rights to the fullest extent possible in connection with matters that may materially affect the continued existence of the Company or shareholder rights, including mergers, amendments to the Articles of Incorporation, and capital reductions. The Company also implements shareholder protection policies by actively soliciting and considering the views of shareholders, including minority shareholders, through various communication channels, such as its website and main telephone line.

POSCO HOLDINGS Corporate Governance Charter

II. Shareholders

1.  Shareholder Rights

① Shareholders, as owners of POSCO HOLDINGS, possess the rights, including the following, which are guaranteed by relevant laws and regulations such as the Commercial Act :

-   Right to participate in profit sharing

-   Right to attend and vote at the AGM

-   Right to propose objectives of the AGM, such as nomination of Director candidates

-   Right to obtain relevant corporate information regularly and in a sufficient and timely manner

② To protect the utmost rights of shareholders, any matters causing fundamental changes to the existence of the Company and the shareholders’ rights (including mergers, amendments to the articles of incorporation, capital reduction, etc.) shall be decided at the AGM.

③ Shareholders should be able to exercise their voting rights as easily as possible and based on their free will. POSCO HOLDINGS will provide sufficient information on the AGM agenda and ensure that the shareholders exercise their voting rights in a written form.

2.  Equitable Treatment of Shareholders

① Shareholder shall be fairly treated according to the type and amount of shares possessed, and the intrinsic rights of the shareholder shall not be infringed upon.

② In any of its business dealings, POSCO HOLDINGS shall not provide special treatment for the reason of being a shareholder and shall not take unfair action for the reason of not being a shareholder.

③ The exercise of minority shareholder rights shall be guaranteed to the extent permitted by relevant laws, unless exercising such rights infringes the rights of all other shareholders. POSCO HOLDINGS shall seek ways (e.g., adopting the cumulative voting policy) to protect minority shareholder rights, such as adopting the Cumulative Voting Policy.

3.  Responsibility of Shareholders

① Shareholders shall make every effort to exercise their voting rights proactively for the development of the Company, with acknowledgement of the fact that exercising such rights can affect the management of the Company.

② The controlling shareholder shall act in the best interests of the Company and all shareholders, and shall not inflict losses on other shareholders by acting in ways that violate this principle.

B.

If there was a merger, business transfer, spin-off, comprehensive exchange or transfer of shares, etc. during the period subject to disclosure that caused a material change in the ownership structure or principal businesses of the company, or if there is any specific plan, describe the measures taken to protect shareholders, such as collecting minority shareholders’ opinions and protecting the right of dissenting shareholders.

Planned No

During the reporting period, there were no mergers, business acquisitions or transfers, corporate demergers, comprehensive share exchanges or transfers, or other transactions that materially affected the Company’s ownership structure or principal businesses.

C.	Describe any capital raisings that can be converted into stock, if any, including the following:

Issued No

(1)	Describe the issuance status of bonds, etc., that can be converted to stocks.

Through a resolution adopted by the Board of Directors in August 2021, POSCO HOLDINGS issued five-year exchangeable bonds totalling EUR 1,065,900,000 (approximately KRW 1.4 trillion, based on the standard exchange rate of KRW 1,360.32 per EUR announced by Seoul Money Brokerage Services) to fund investments in its rechargeable battery materials business. The terms of the bonds include a put option exercisable by bondholders and a call option exercisable by the issuer, each providing for early redemption.

Bondholders may exercise the put option on September 1, 2024, the third anniversary of the payment date, or upon a change of control of the Company or the delisting of the Company’s shares. The issuer may exercise the call option upon the occurrence of any of the following events: (i) during any period of 30 consecutive trading days from September 1, 2024 until 30 business days before the maturity date, the closing price of the Company’s shares equals or exceeds 130% of the exchange price on at least 20 trading days; (ii) the outstanding principal amount of the bonds falls below 10% of the aggregate principal amount originally issued, triggering a clean-up call; or (iii) additional tax obligations arise as a result of amendments to applicable laws or regulations.

In September 2024, exchangeable bonds with an aggregate face value of EUR 1,038,800,000, out of the total face value of EUR 1,065,900,000, were redeemed upon the exercise of the put option by bondholders.

(2)

Has the company considered the interests of minority shareholders in its decision-making process during any capital-raising activities with different interests among shareholders within the period subject to disclosure?

During the reporting period, there were no capital-raising transactions that resulted in differing interests among shareholders.

(3)	Were there any changes in controlling shareholders due to the issuance of stock-related bonds or breaches of agreement (loss of benefit of time) during the period subject to disclosure?

No stock-related bonds were issued during the reporting period.

D.

Based on the above, describe any shortcomings in collecting the opinions of minority shareholders and protecting the rights of dissenting shareholders during any changes in the ownership structure or principal businesses of the company or the process of capital raising. Explain the reason(s) and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[300000] 3. Board of Directors (“the Board”)

[303000] (Core Principle 3) The Board shall establish the business objectives and strategies in the best interests of the corporation and its shareholders, and effectively supervise the activities of the management.

[303100] (Sub-principle 3-1) – The Board shall effectively perform its function of making management decisions and supervising the management.

Briefly describe the company’s compliance with the above sub-principle.

The BOD performs its decision-making and oversight functions under the AoI and BOD Operating Rules.

A.	Describe overall matters regarding any system the company operates to ensure that the Board can perform its function as the center of corporate operations, including the following:

(1)

Explain the Board deliberations and resolutions stipulated in the articles of incorporation or board regulations, etc. If there were any additional enhancements in addition to the company’s legal obligations, describe the reason(s) and their effects.

In accordance with applicable laws and regulations and the Operating Rules of the Board of Directors, the Board decides on material matters concerning the Company’s management in the interests of the Company and its shareholders, including the establishment of the Group’s management objectives and key strategies. The specific roles of the Board are expressly outlined in Article 38(1) of the Articles of Incorporation and the Operating Rules of the Board of Directors.

To support the effective performance of the Board’s duties, the Company conducts Board sessions on strategy, ESG, leadership, and strategy/performance reviews, attended by directors and key non-registered executives, in addition to meetings of the Board and its committees. POSCO HOLDINGS also regularly holds independent director meetings to facilitate advance discussion and gather views on Board agenda items and other matters.

Board agenda items are thoroughly reviewed before being submitted to the Board for decision. Where necessary, the Company provides advance briefings to solicit directors’ views and actively reflects their input in the agenda materials. The Company also regularly arranges visits to major business sites to enhance directors’ understanding of its operations.

(i) Items reviewed or resolved by the Board of Directors as mandated by the Articles of Incorporation and the Operating Rules of the Board of Directors

As of the report submission date, the matters submitted to the Board of Directors for resolution or reporting are as follows:

Deliberation and Report Items for the Board of Directors (as of the report submission date)

Deliberation and Reporting for the Board of Directors

Deliberation Items

1. AGM

(1)   Convocation of AGMs

(2)   Approval of statements of financial position, comprehensive income, changes in equity, cash flows, and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments to the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to AGMs

2. Business

(1)   Establishment of business goals and core business strategies (mid- and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(3)   Yearly business plans

(4)   Appointment of the Chair of the Board

(5)   Recommendation of candidates for inside directors

(6)   Appointment of the CEO & Representative Director, appointment of Representative Directors among inside directors, and granting positions to inside directors

(7)   Management succession and CEO development plans

(8)   Appointment of an acting CEO & Representative Director, in the event the CEO & Representative Director becomes unable to serve

(9)   Management evaluation and compensation plans

(10)  Composition and operation plans for Board committees

(11)  Determination on expert assistance for Directors

(12)  Matters concerning the composition and operation of the CEO Candidate Recommendation Committee

(13)  Enact, amend, or repeal the following company regulations

A. Operating Rules of the Board of Directors and Audit Committee

3. Investment and Finance

(1)   Investment plans for new businesses (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

(2)   Investment plans for existing businesses (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets (KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on appropriation of retained earnings

(6)   Decision on new shares issuance

(7)   Forfeited and odd-lot shares disposal

(8)   Retirement of treasury shares for profit

(9)   Decision to repurchase and dispose of treasury shares

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and material borrowings (long-term borrowings over KRW 100 billion) Provided, however, that the Board may determine a specific amount and type of bonds and delegate the authority to issue them to the Representative Director for a period not exceeding one year.

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donations and contributions (over KRW 1 billion)

(15)  Deliberation and resolution on the assumption of liabilities—such as the provision of collateral or guarantees—for an invested company (involving KRW 200 billion or more)

4. Others

(1)   Filing a lawsuit or arbitration, responding to a court reconciliation or mediation, or taking other legal actions equivalent to KRW 100 billion or more

(2)   Transactions with the largest shareholder (including his or her specially related persons) and with specially related persons as prescribed by the Commercial Act equivalent of KRW 200 billion or more

A. A single transaction size of 1/100 or more of total assets or total sales as of the end of the latest fiscal year

B. During the current year, the total current year transaction amount including transactions with specific persons or business entities becomes 5/100 or more of total assets or total sales as of the end of the latest fiscal year (However, it is excluded when it is ordinary transactions that the total amount of the transactions are approved and the transaction amounts occurred within the approved amount.)

(3)   Transactions with specially related persons under the Monopoly Regulation and Fair Trade Act

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 200 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 200 billion or more)

C. Provision or transaction of assets such as real estate or intangible property rights (KRW 200 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the Company

(6)   Establishment, transfer, or closure of branches

(7)   Approval of transactions between directors and the Company

(8)   Appointment or dismissal of the legal advisors; adoption or amendment of compliance standards

(9)   Other matters prescribed by applicable laws and regulations or the Articles of Incorporation, and matters submitted by directors as agenda items in connection with the execution of the Company’s business

Report Items

1.  Result of matters delegated to Board Committees

2.  Group-wide restructuring plan

3.  Important matters related to the operation of affiliates

4.  Report the results of the Compliance Officer’s compliance checks

5.  Report the results of the bond issuance delegated to the Representative Director

6.  Other important business execution matters

(ii) Whether any matters have been delegated by the Board to Board committees or to the Representative Director, including the main details and their effects

In addition to matters required by applicable laws and regulations, the Company has designated the following key management matters as agenda items subject to resolution by the Board of Directors:

 -   Retirement of shares

 -   Matters concerning remuneration and severance pay of directors

 -   Establishment of Group management objectives and core management strategies (e.g., mid- to long-term management policies and plans, annual operation goals, management stabilization plans)

 -   Annual management plan

 -   Appointment of Chair of the Board

 -   Nomination of inside director candidate(s)

 -   Appointment of the CEO & Representative Director, appointment of Representative Directors among inside directors, and granting positions to inside directors

 -   Management succession and CEO development plans

 -   Management evaluation and compensation plans

 -   Determination of the composition and operational methods of the Board Committees

 -   Determination of expert assistance for directors

 -   Matters concerning the composition and operation of the CEO Candidate Recommendation Committee

 -   Enact, amend, or repeal the following company regulations:

A. Operating Rules of the Board of Directors and the Audit Committee

 -   Investment plans for new businesses (KRW 100 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

 -   Investment plans for existing businesses (KRW 200 billion or more, investment and capital increase include borrowings and liabilities that the company takes)

 -   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets (KRW 200 billion or more, based on book value per unit of invested assets)

 -   Donations and contributions (KRW 1 billion or more)

 -   Review and approval of the undertaking of obligations for investee companies, including the provision of collateral and guarantees (KRW 200 billion or more)

 -   Commencement of litigation or arbitration, acceptance of a judicial settlement or mediation, or any similar action, in each case involving an amount of KRW 100 billion or more

(2)	Describe the Board authorities delegated to the committees of the Board and the Representative Director (or chief executive officer), if any.

Pursuant to Articles 38(2) and 45 of the Articles of Incorporation and the relevant provisions of Chapter 4 of the Operating Rules of the Board, the Board may establish specialized committees to review or resolve matters delegated to them under the applicable rules from among the matters subject to Board consideration. In accordance with Article 21 of the Operating Rules of the Board, each Board Committee reports the results of its reviews or resolutions to the Board. Except for matters placed under the exclusive authority of a particular Board Committee pursuant to the foregoing provisions, the Board retains the authority to reconsider matters resolved by the Board Committees. For details on the key roles and composition of the Board Committees, please refer to Sub-principle 4-1. As of the report submission date, the matters subject to deliberation or reporting by the Board Committees are as follows:

Deliberation and Report Items for Board Committees as of the Report Submission Date

Deliberation and Report Items for the ESG Committee

Deliberation Items

1.  Matters concerning the operation of the Board and the Board Committees

A. Development of agenda and operating rules of the Board and the Board Committees

B. Prior deliberation of amendment or repeal of the Operating Rules of the Board of Directors

C. Prior deliberation on the composition and operation procedures of the Board Committees

2.  Monitoring of ESG performance and report publication

3.  Deliberation and resolution on donations and contributions exceeding KRW 100 million but not exceeding KRW 1 billion; prior deliberation on donations and contributions exceeding KRW 1 billion (excluding internal transactions as outlined in Paragraph 5)

4.  Deliberation and resolution on transactions below KRW 200 billion, and prior deliberation of transactions exceeding KRW 200 billion involving the largest shareholder (including his or her specially related persons) and specially related persons of the Company under the Commercial Act, if:

A. A single transaction equals or exceeds 1/100 or more of total assets or total sales as of the end of the latest fiscal year

B. The total value of transactions with a specific party during the current year, including the relevant transactions, equals or exceeds 5/100 of the total assets or total sales as of the end of the latest fiscal year (provided, however, that this does not apply to ordinary course transactions conducted within the scope of a pre-approved aggregate amount).

5.  Matters concerning internal transactions under the Monopoly Regulation and Fair Trade Act, such as transactions involving advances, securities, or assets, where a specially related person is the counterparty or beneficiary

A. Review of risks related to internal transactions and mitigation strategies

B. Prior deliberation of internal transactions (exceeding KRW 200 billion)

C. Deliberation and resolution on internal transactions (exceeding KRW 10 billion but not exceeding KRW 200 billion)

6.  Appointment of the Fair Trade Compliance Officer

Report Items

1.  Matters of importance concerning ESG practices of affiliates

2.  Matters concerning internal transactions (exceeding KRW 5 billion but not exceeding KRW 10 billion)

Deliberation Items for the Director Candidate Recommendation Committee

1.  Qualification review of independent director candidates and recommendation to AGM

2.  Preliminary review and qualification review of inside director candidates

3.  Prior deliberation on the appointment of members of the Board Committees

4.  Prior deliberation of appointment of Representative Directors other than the CEO & Representative Director

5.  Operation of Independent Director Candidate Recommendation Advisor Panel

6.  Other matters necessary for recommending candidates for independent directors

Deliberation Items for the Evaluation & Compensation Committee

1.  Matters concerning the implementation of management succession and CEO development plans

2.  Prior deliberation on management evaluation and compensation plans

3.  Prior deliberation on matters concerning remuneration and retirement allowance of Directors

Deliberation Items for the Finance Committee

1.  Developing policies for the soundness of the Company’s internal value and finance

2.  Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial, or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

3.  Matters on investment

(1)   Prior deliberation on investment plans for new businesses (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

(2)   Prior deliberation on investment plans for existing businesses (KRW 200 billion or more; per investments and capital increases, calculation will be conducted by including borrowings and liabilities of POSCO HOLDINGS )

(3)   Approval of investment plans for new businesses (From KRW 50 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(4)   Approval of investment plans for existing businesses (From KRW 100 billion or more to less than KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

(5)   Prior deliberation on the acquisition and disposal of tangible and intangible fixed assets and material investment assets (of KRW 200 billion or more, based on book value per investment asset)

4.  Deliberation and resolution on bond issuance and material borrowings (including refinancing borrowings exceeding KRW 100 billion)

5.  Prior deliberation on bond issuance and material borrowings (new long-term borrowings exceeding KRW 100 billion)

6.  Prior deliberation on the delegation of authority to the CEO to issue bonds of KRW 100 billion or more, and deliberation and approval of the delegation of authority to issue bonds of KRW 100 billion or less (delegation of authority to issue corporate bonds within a period not exceeding one year, specifying the amount and type of bonds)

7.  Deliberation and resolution on offering non-current assets as collateral

8.  Deliberation and resolution on takeover of liabilities such as guarantees, collateral, etc., where the amount is KRW 200 billion or less from the invested company, and prior deliberation of the assumption of liabilities where the amount is KRW 200 billion or more

Deliberation Items for the Audit Committee

1.  The matters to be submitted to the Committee are as follows:

(1)   Establishment of the Committee’s strategic direction and activities

(2)   Matters delegated by the Board or the Representative Directors

(3)   Requests for convening an Extraordinary General Meeting (EGM)

(4)   Matters requiring consultation with external experts

(5)   Audits of the legitimacy of management’s business execution

(6)   Review of the soundness and validity of the Company’s financial activities and the appropriateness of financial reporting

(7)   Review of the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operational status of the internal accounting management system

(9)   Evaluation of the Company’s internal control system

(10)  Consent to appointment and dismissal of the person in charge of the internal audit departments

(11)  Contracts regarding the appointment, remuneration, and non-audit services of external auditors

(12)  Evaluation of external auditors’ audit activities

(13)  Reports on the internal audit department’s annual audit plan and results

(14)  Reports on the results of compliance assessments with the Company’s Code of Ethics by executives and employees

(15)  Reports from external auditors on any misconduct or material violations of laws, regulations, or the Articles of Incorporation committed by the Company’s Directors in the course of their duties

(16)  Reports from external auditors on any violations of accounting standards by the Company

(17)  Enactment, amendment, or repeal of internal accounting management regulations

(18)  Other items deemed necessary by the Committee members

2.  As a general rule, contracts regarding the appointment, compensation, and non-audit services of external auditors shall require prior approval from the Committee. However, in cases where obtaining prior approval is impracticable due to urgency or other exceptional circumstances, such contracts may be executed with the approval of the Chair of the Committee or a designated member of the Committee authorized to act on their behalf. In such cases, the head or the authorized member shall report the details of the contract at the first Committee meeting held thereafter.

Deliberation and Report Items for the CEO Candidate Pool Management Committee

Deliberation Items

1.  Prior deliberation on the basic qualifications of CEO & Representative Director candidates, as determined by the Board

2.  Review of CEO & Representative Director candidate pool results

3.  Plans for CEO & Representative Director candidate pool development

Report Item

1.  CEO & Representative Director candidate pool development outcomes

B.	Based on the above, if the Board has failed to effectively perform its function to make management decisions and oversee management, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

Although no areas requiring improvement have been identified, the Company’s future plans are as follows.

Management exercises responsible management in the interests of shareholders, drawing on its professional expertise and sound judgment. In this process, the Board, composed primarily of independent directors, oversees and advises management. Although management takes the lead in developing initial plans for key matters, including the strategic direction and management plans of the Group’s principal businesses, the views of independent directors are actively reflected through extensive Board-level discussions, including strategy sessions and independent director meetings.

At the Board strategy session held in April 2025, the Board discussed the “Global Growth Strategy for the Steel Business,” the “LNG Business Strategy to Generate Group Synergies,” and the “Review of the Status and Strategy of the Energy Materials Business,” among other matters. At the ESG session held in July 2025, the Board discussed key ESG issues across the Group, including an expert lecture on “Changes in Global ESG Trends and Corporate Strategic Responses,” “Progress and Plans for Supply Chain ESG Management,” and “Establishment and Implementation of the Group’s Human Rights Management Framework.” At the strategy and performance review session held in November 2025, the Board received reports and held discussions on the “Group’s Mid- to Long-Term Strategic Direction,” the “2026 Consolidated Business Plan,” the “Performance and Mid- to Long-Term Strategy of the Steel Business,” the “Performance and Mid- to Long-Term Strategy of the Energy Materials Business,” the “Performance and Mid- to Long-Term Strategy of the Energy Business,” the “Group’s Strategy for Entering New Businesses,” and the “Direction of Technology Development for the Group’s Core Businesses.”

At the Board strategy session held in April 2026, the Board discussed the “Group AX Strategy and Implementation Plan,” the “Product Portfolio and Regional Growth Strategies for Cathode and Anode Materials,” the “Lithium Business Advancement Strategy,” the “Results and Implementation Plans for Group Safety Innovation Initiatives,” the “Plan to Enhance the R&D Organization’s Ways of Working,” and the “E&C Business Turnaround Plan”.

[303200] (Sub-principle 3-2) - The Board shall establish and operate a CEO succession policy and continuously improve and supplement it.

Briefly describe the company’s compliance with the above sub-principle.

The BOD sets the CEO succession policy. Independent directors comprise the Recommendation Committee.

A.	Describe a CEO succession policy, if one is in place, including the following:

(1)	The entity that established and operates the succession policy

A	succession policy is in place: Yes

Pursuant to Article 29 of the Articles of Incorporation concerning the appointment of the CEO & Representative Director, the Board recommends a candidate to the AGM following a qualification review by the CEO Candidate Recommendation Committee, which is composed entirely of independent directors. After the candidate is appointed as an inside director at the AGM, the Board appoints the candidate as the CEO & Representative Director, thereby completing the succession process.

In December 2023, the Board approved the POSCO-Style New Governance Framework, developed with the assistance of external consultants, to further enhance the transparency and fairness of the process for appointing the CEO & Representative Director. Under the new framework, the Company abolished the preferential review process for the reappointment of the incumbent CEO & Representative Director and introduced a policy requiring the appointment process to commence three months before the expiration of the incumbent’s term, regardless of whether the incumbent expresses an intention to seek reappointment.

In addition, to strengthen shareholder scrutiny of candidate qualifications, the Company amended its Articles of Incorporation at the 57th AGM held in March 2025. Specifically, where an inside director candidate who has previously been reappointed as the CEO & Representative Director is again nominated for the same position, the resolution requirement for appointing that candidate as an inside director at the AGM was raised from an ordinary resolution to a special resolution.

(2)	Main content of the succession policy including the selection, management, training of candidates (pool), etc.

Candidates were selected: Yes

In this process, to ensure the independent and transparent appointment of the CEO & Representative Director, the Board is responsible for establishing the basic policies and procedures for management succession.

The Company operates the “CEO Candidate Recommendation Committee,” established by a resolution of the Board and composed entirely of independent directors. The Committee identifies a pool of prospective CEO candidates, establishes detailed evaluation criteria based on the qualification requirements set by the Board, and conducts comprehensive and in-depth reviews of the candidates’ qualifications.

To facilitate an objective review of the qualifications of the CEO candidate pool identified by the CEO Candidate Recommendation Committee, the Company introduced the “CEO Candidate Recommendation Advisory Panel” composed of distinguished external experts. The Committee reflected the Panel’s evaluation opinions in its review of the candidates’ qualifications.

To enhance transparency in the process for appointing the CEO & Representative Director at the 2024 AGM, the Company established specific qualification requirements for the CEO candidate pool and disclosed them in advance. The newly established requirements comprise five categories (management competency, industry expertise, global competency, leadership, and integrity and ethics) and 12 detailed criteria.

In March 2024, the CEO Candidate Pool Management Committee was established as a standing specialized committee under the Board of Directors to systematically identify and develop CEO candidates and ensure the fair management of the candidate pool. The Company continuously identifies and manages an internal pool of candidates who have been assessed through its internal CEO candidate development program and an external pool of candidates recommended by executive search firms and other sources, thereby enhancing the predictability of the succession process. The CEO candidate pooling process is conducted annually.

At present, the Company has two representative directors, enabling it to continue its internal and external business operations in the event that the CEO & Representative Director is unable to perform his or her duties. To minimize any disruption to its operations, the Company’s internal rules require the appointment of an acting CEO & Representative Director to be submitted to the Board for consideration in such circumstances.

Basic Qualifications for CEO Candidate Pool

Lv. 1	Management Competency	Industry Expertise	Global Competency	Leadership	Integrity & Ethics
Lv. 2	(a) Vision and value proposition	(a) Insight into the Group’s core businesses and discovery of business opportunities	(a) Understanding of the global landscape and culture	(a) Talent development	(a) Integrity
	(b) Strategic thinking/ decision-making	(b) Understanding of new future technology	(b) Global business strategy setting and execution	(b) Communication skills	(b) Business ethics/ compliance
	(c) Innovation leadership and crisis response	-	-	-	(c) Harmony with social value

CEO Candidate Pool Management Committee Held (Jan. 1, 2024-report submission date)

Date	Deliberation Item	Resolution Status	KWON, Tae-Kyun	YOO, Young Sook	YOO, Jin Nyoung	SOHN, Sung Kyu	KIM, Joongi	PARK, Sung Wook	KIM, Jooyoun
Aug. 9, 2024	Plans for CEO Candidate Pool Development	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	-
Nov. 15, 2024	Results of CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	-
May 8, 2025	Results of H1 2025 CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	-
	Plan to Strengthen Internal CEO Candidate Development	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	-
Nov. 27, 2025	Results of 2025 CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	-
May 8, 2026	Results of 2026 CEO Candidate Pooling	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor
May 8, 2026	Plans for CEO Candidate Pool Development	Approved	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor	In Favor

Note:	In addition to its regular meetings, the CEO Candidate Pool Management Committee held four roundtable sessions on September 9, 2024, January 22, 2025, August 13, 2025, and January 12, 2026.

(3)	Training status of the candidates during the period subject to disclosure

Candidates have received training: Yes

Since 2017, the Company has systematically developed future CEO candidates by selecting and managing key talent at successive levels from among its executives and managerial employees, including pools of candidates for the CEO & Representative Director, top management positions, and executive positions. This process operates throughout the year through a continuous cycle of selection, development, and evaluation. Each year, all key talent is reassessed, with individuals showing insufficient performance or competency development removed from the pool and newly identified high-potential employees added, thereby supporting the systematic development of the CEO candidate pool. Selected individuals are developed to enhance their management capabilities and leadership through experience in critical assignments, training to strengthen professional management competencies, and one-on-one mentoring by external experts.

In 2025, the Company provided key talent with a variety of development programs, including executive programs in specialized fields such as ESG, safety and health, and AI, offered by leading universities and institutions, as well as external training designed to enhance professional management competencies.

Notably, since 2022, the Company has been operating the Future Entrepreneurship Talent Development Program to nurture CEO candidates from a mid- to long-term perspective. This program selects talent at each level, helping them build management expertise, broaden internal and external networks, and gain insights through up-to-date theories and case studies. The program is reviewed and enhanced annually to align with evolving industry trends.

The CEO Entrepreneurial Top Talents Program (CETP) has been expanded to include more mentoring by industry leaders, consultants, and economists, aimed at deepening their management expertise and business insights for driving management innovation. The program placed a greater emphasis on group discussions.

The Senior Executive Entrepreneurial Top Talents Program (SETP) was designed for future senior executives and focused on business leadership and securing new growth engines. The program featured a diverse range of activities, including topic-based discussions on business strategy and financial management, expert mentoring, and mentoring sessions with senior management.

The Junior Executive Entrepreneurial Top Talents Program (JETP) was designed to strengthen the essential competencies required of executives through team-based projects related to the Group’s core businesses, management competency assessments, and advanced training in strategy and finance.

Note:

The Entrepreneurial Top Talents Program (ETP) comprises three tiers-CETP (CEO Entrepreneurial Top Talents Program), SETP (Senior Executive Entrepreneurial Top Talents Program), and JETP (Junior Executive Entrepreneurial Top Talents Program).

In addition, leadership sessions attended by all independent directors and the CEO & Representative Director provide an opportunity to share the progress of CEO candidate development efforts and further strengthen the development process, thereby supporting a fair and smooth succession process.

(4)	Describe improvements and supplements in the CEO succession policy, if any, occurred between the start of the period subject to disclosure to the report submission date.

To strengthen the review of candidate qualifications from a shareholder perspective, the Company amended its Articles of Incorporation at the 57th annual general meeting of shareholders held in March 2025. Under the amended provisions, where an inside director candidate who has previously been reappointed as the CEO & Representative Director is nominated again for the same position, the resolution requirement for appointing the candidate as an inside director at the general meeting of shareholders is elevated from an ordinary resolution to a special resolution.

B.	Based on the above, if there is no CEO succession policy in place, or the policy has any shortcomings, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[303300] (Sub-principle 3-3) – The Board shall establish and operate internal control policies to appropriately manage the company’s risks and continuously improve and supplement those policies.

Briefly describe the company’s compliance with the above sub-principle.

We have a risk management framework for monitoring risks and reporting response measures to the BOD.

A.	Describe the company’s internal control policies and explain whether they are continuously improved and supplemented, including the following:

(1)	To systematically detect and manage company-wide risks, does the company have any policy in place to promote sustainable growth of the company? If so, describe the current operation status.

A company-wide risk management policy is in place: Yes

Business Risk Management

The Corporate Strategy Division, the Business Synergy Division, and the Finance & IR Division monitor business risks and report the monitoring results to the Board. The Management Strategy Office, under the Corporate Strategy Division, is responsible for overseeing group-wide strategy implementation and risk management during the investment process. The Finance & IR Division manages an internal investment review committee and monitors financial risks, including exchange rates and liquidity. Major issues identified through monitoring by each department, as well as key matters requiring decisions in connection with investments in new businesses, are first reported to the Finance Committee and ultimately decided by the Board. External business risks, including industry and financial market trends, changes in business conditions in the Group’s overseas markets, and competitor strategies, are continuously monitored by the POSCO Research Institute. The monitoring results are regularly reported to the relevant departments and disseminated to all Group companies through the Global Information Hub (GIH).

ESG and Other Non-Business Risk Management

The ESG Secretariat under the Corporate Strategy Division establishes and operates a Group-wide ESG issue response and management system to effectively address internal and external ESG risks across the POSCO Group. The Secretariat establishes criteria for identifying and assessing ESG risks that require Group-level management and consolidates and manages the status of ESG risks across the Group’s operating companies every month. Key ESG issues are reported quarterly to the Group ESG Council, a C-level consultative body of the POSCO Group, where appropriate improvement measures are discussed.

The Corporate Ethics Division oversees the identification and review of potential risks across areas ranging from internal audits to overseas compliance management. To strengthen financial risk management, the Corporate Audit Office, which operates under the Corporate Ethics Division, reviews the consolidated financial statements and the operating effectiveness of the internal accounting management system on a quarterly basis and reports the results directly to the Audit Committee. The Audit Committee also receives quarterly reports from the external auditor on the results of its audits and reviews of the consolidated financial statements and holds separate meetings without management present to hear the external auditor’s independent views, thereby effectively overseeing the Company’s financial risks.

Strengthening Risk Management in the Holding Company System

In 2025, the fourth year since the launch of the POSCO Group’s holding company structure, the Company revised its company-wide organizational operating framework to enhance synergies between the holding company and its operating companies and strengthen risk management amid increasing business uncertainty. Accordingly, business risks relating to management strategy, new business development, global M&A, and ESG are managed on an integrated basis by the Management Strategy Office under the Corporate Strategy Division. In addition, to strengthen risk management at its overseas subsidiaries, the Company reorganized its regional representative affiliates1) as entities under POSCO HOLDINGS and established the Australia Critical Minerals R&D Lab to secure critical mineral resources and strengthen the raw material supply chain.

1)	Regional representative affiliates refer to POSCO-America, POSCO-Europe, POSCO-China, and POSCO-Japan.

(2)	Does the company have a compliance management policy? if so, describe the current operation status.

A compliance management policy is in place: Yes

In May 2012, pursuant to a resolution of the Board, the Company established and implemented compliance control standards to monitor compliance with such standards. Since August 2017, the standards have been codified and maintained as internal regulations. The Company appoints a Compliance Officer who meets the statutory qualification requirements. In accordance with the compliance control standards, the Compliance Officer monitors the legality of the Company’s business activities and carries out various compliance support activities, including checklist-based self-assessments by individual departments and the proactive management of major compliance risk areas. The Company discloses information on the appointment and activities of the Compliance Officer in its business reports, and the Compliance Officer is required to report the results of such activities to the Board.

Compliance Officer Profile

Name	Gender	Date of Birth	Position	Responsibility	Career	Date of Appointment (Employment Period)

LEE, Sung Wook	Male	Oct. 1964	Sr. EVP	- Head of the Corporate Compliance and Ethics Division - Compliance Officer

- BA, Seoul National University

- LL.M. in law, Georgetown University, USA

- Attorney at Law, Taewon Law Office

- Chief Prosecutor, Seoul High Prosecutor’s Office

- Chief Prosecutor, Incheon District Prosecutor’s Office

Apr. 19, 2024 (3 years)

Key Activities of the Compliance Officer and Review Results

Date	Key Details of Review	Review and Handling Results
Jan. 2025	- Signed the Fair Trade and Anti-Corruption Pledge	Overall satisfactory. Areas requiring improvement were addressed in accordance with internal policies.
Feb. 2025

- Conducted the POSCO Group Compliance Academy (PCA)

- Held briefing sessions with operating companies on Group-wide business practices

- Conducted a compliance risk assessment of Group-wide business activities

- Provided training on the prevention of trade secret infringement

Mar. 2025

- Reviewed compliance with restrictions on conduct by holding companies and related entities in the first quarter

- Established and operated a task force to strengthen CP programs at operating companies from March to November

- Provided CP training for Group companies on compliance with the Act on Fair Labeling and Advertising in connection with environmental marketing

Apr. 2025

- Held CP roundtable meetings for Compliance Officers at major operating companies from April to June

- Established the “Third-Party Transaction Management Process Compliance Guidelines” to assess and monitor corruption risks throughout the contracting process

May 2025

- Conducted a briefing session and joint review on fair trade disclosures for personnel responsible at operating companies

- Revised the Fair Trade CP Operating Guidelines and the Corporate Group Business Guidelines

Jun. 2025

- Reviewed compliance with restrictions on conduct by holding companies and related entities for Q2

- Conducted joint inspections of major Group companies to ensure compliance with the Act on Fair Labeling and Advertising in connection with environmental marketing

- Conducted a CP risk assessment covering fair trade and key mandatory laws and regulations

- Established “Fair Trade CP Day” to raise employees’ awareness of fair trade compliance

Jul. 2025	- Provided POSCO Group executive compliance training (on latest compliance trends and corporate response strategies) - Revised the Fair Trade CP Handbook
Aug. 2025

- Comprehensively revised the compliance control system effectiveness assessment checklist and improved the self-assessment checklist

- Provided training on holding company operations and Group management

- Provided training for the POSCO Group’s legal and CP departments on strengthened fair trade regulations

- Held fair trade CP briefing sessions for management of operating companies from August to November

Sep. 2025

- Assessed the effectiveness of the compliance control systems at POSCO HOLDINGS and its operating companies

- Held the POSCO Group Compliance Academy (PCA)

- Held briefing sessions on corporate group operations for personnel responsible at operating companies

Oct. 2025

- Conducted department-level self-assessments of compliance

- Held a workshop to communicate the new standards for assessing the effectiveness of compliance control systems

- Revised the Fair Trade CP Operating Guidelines

- Produced and launched fair trade CP video training content using AI platforms

Nov. 2025

- Training on the Foreign Exchange Transactions Act for employees in the Business Management and Marketing Departments

- Conducted a fair trade joint inspection of major group companies

- Performed Fair Trade CP effectiveness evaluations for H2

Dec. 2025

- Reported to the Board the results of the review of compliance with the compliance control standards

- Reviewed the implementation status of the third-party transaction management process at relevant Group companies

- Convened the Fair Trade Compliance Council

(3)	Does the company have an internal accounting management policy? If so, describe the current operation status.

An internal accounting management policy is in place: Yes

Since proactively introducing its internal accounting management system in 2001, POSCO HOLDINGS has complied with the U.S. SOX since FY 2006 as an SEC-registered company and has undergone external audits of its consolidated internal accounting management system. To support such compliance, the Company has enhanced and operates an integrated Group-wide internal accounting management framework covering its major subsidiaries.

To ensure the preparation and disclosure of reliable accounting information, the Company has established internal accounting management regulations and guidelines and operates a dedicated organization responsible for administering them. Each fiscal year, the Company’s CEO & Representative Director, or the Internal Accounting Manager authorized by the CEO & Representative Director, reviews the operation and effectiveness of the internal accounting management system and reports the results to the AGM, the Board, and the Audit Committee.

The Audit Committee evaluated the operating status of the Company’s internal accounting management system in accordance with Appendix 6, “Standards for the Evaluation and Reporting of Internal Accounting Management Systems,” to the “Enforcement Rules of the Regulations on External Audit and Accounting,” and concluded that the system was effectively designed and operated in all material respects.

(4)	Does the company have a disclosure information management policy? If so, describe the current operation status.

A disclosure management policy is in place Yes

POSCO HOLDINGS has established and maintains Disclosure Information Management Guidelines and provides relevant guidance to its departments and subsidiaries. The Company also operates a process for determining whether information is subject to disclosure and, through this process, reviews in advance whether agenda items submitted to the Board and the Board committees require disclosure. For information deemed subject to disclosure, the Disclosure Officer reviews the accuracy of the content in coordination with the relevant department and reports the results. Following review and approval by the head of the department responsible for disclosure and the Disclosure Officer, the information is disclosed in a sufficient and timely manner. For business reports and other periodic reports, the Company has established and complies with internal control procedures, including confirmation signature by the head of the department responsible for the disclosed information and approval by the executive responsible for disclosure.

(5)	Are there any other policies that the company operates specifically for internal control?

-

B.

Based on the above, describe any shortcomings in the company’s internal policies or any policies that have been implemented at a lower level according to the company size. Explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[304000] (Core Principle 4) The Board shall be composed so as to facilitate effective decision-making and supervision of management; and the directors shall be appointed through a transparent process, which reflects the diverse opinions of shareholders.

[304100] (Sub-principle 4-1) – The Board shall be organized to be able to hold effective, thoughtful discussions and make decisions on important matters for the sustainable development of the company, and shall have a sufficient number of outside directors to allow them to work independently from management and controlling shareholders.

Briefly describe the company’s compliance with the above sub-principle.

7 independent, 4 inside, and 1 other non-executive directors make informed decisions on the BOD.

A.	Describe the composition of the Board, including the following:

(1)	Organizational chart of the Board, committees of the Board, supporting organizations, etc.

Table 4-1-1: Structure of the Board of Directors and the Board Committees (as of the report submission date)

(2)	Composition of the Board, age of the Board members, and gender ratio as of the report submission date

The composition of the Board of Directors as of the report submission date is as follows. (Age and employment period are calculated as of May 31, 2026.)

The scheduled term expiration dates shown in the table below are calculated based on each director’s appointment date and applicable term of office. The actual term of each director expires on the date of the relevant AGM.

Table 4-1-2: Composition of the Board

	Type	Gender	Age	Job position	Total term served as a Director (Months)	Date of term expiration	Expertise	Career background
CHANG, In Hwa	Inside	M	70	• CEO & Representative Director	26	Mar. 21, 2027	• Steel production & technology • New business • Investment • Marketing

Mar. 2024-Present: CEO & Representative Director, POSCO HOLDINGS

Mar. 2021–Mar. 2024: Senior Corporate Advisor, POSCO

Mar. 2018–Feb. 2021: Head, Steel Business Group (President & Representative Director), POSCO

Mar. 2017–Feb. 2018: Head, Steel Production Division, POSCO (Inside Director & Sr. EVP)

Feb. 2016–Feb. 2017: Head, Technology and Investment Division and Technical Research Laboratories (Sr. EVP), POSCO

Feb. 2015–Jan. 2016: Head, Steel Solution Marketing Office (EVP), POSCO

Mar. 2014–Feb. 2015: Head, New Business Development Office (EVP), POSCO

Feb. 2011–Mar. 2014: Head, New Business Office and New Growth Business Office (SVP), POSCO

1988: PhD in marine engineering, MIT (USA)

LEE, Ju Tae	Inside	M	62	• President & Representative Director • Head, Corporate Strategy Division • Member, Finance Committee	14	Mar. 21, 2027	• Strategy & planning • Investment • Purchasing • Overseas business

Mar. 2025–Present: Head, Corporate Strategy Division (President & Representative Director), POSCO HOLDINGS

Jan. 2025–Feb. 2025: Head, Corporate Strategy Division (Sr. EVP), POSCO HOLDINGS

Apr. 2024–Jan. 2025: Head, Corporate Strategy Team (Sr. EVP), POSCO HOLDINGS

Mar. 2023–Mar. 2024: Head, Corporate Planning Division (Inside Director & Sr. EVP), POSCO

Jan. 2023–Mar. 2023: Head, Corporate Planning Division (Sr. EVP), POSCO

Jan. 2021–Jan. 2023: Head, Procurement and Investment Division (Sr. EVP), POSCO

Jan. 2019-Jan. 2021: Head, Management Strategy Office (EVP), POSCO

Feb. 2018-Dec. 2019: Representative President (EVP), POSCO-Asia, Hong Kong

Mar. 2015–Feb. 2018: Representative President (SVP), POSCO-Asia, Hong Kong

Jul. 2014–Mar. 2015: Representative President (SVP), POSCO-America, USA

1988: BA in economics, Kyungpook National University

CHUNG, Seok Mo	Inside	M	59	• Head, Business Synergy Division (Sr. EVP) • Member, ESG Committee	2	Mar. 21, 2027	• Steel • New business

Mar. 2026–Present: Head, Business Synergy Division (Inside Director & Sr. EVP), POSCO HOLDINGS

Dec. 2025–Mar. 2026: Head, Business Synergy Division (Sr. EVP), POSCO HOLDINGS

Jan. 2025–Dec. 2025: Head, Industrial Gas Business Division (EVP), POSCO; President & Representative Director (CEO), POSCO Air Solution

Feb. 2022–Jan. 2025: Head, Industrial Gas Business Unit (EVP), POSCO

Jan. 2020–Feb. 2022: Head, Rechargeable Battery Materials Business Division (SVP, later EVP), POSCO

Jan. 2018–Jan. 2020: President & Representative Director (CEO), eNtoB

1996: MS in steel engineering, POSTECH

KIM, Ki Soo	Inside	M	61	• CTO • Head, N.EX.T Hub	26	Mar. 21, 2027	• Steel technology • New technology development

Oct. 2025–Present: CTO and Head of N.EX.T Hub (Inside Director & Sr. EVP), POSCO HOLDINGS

Aug. 2025–Oct. 2025: Head of N.EX.T Hub; Group CTO; Head of Group DX Strategy Office (Inside Director & Sr. EVP), POSCO HOLDINGS

Mar. 2024–Jul. 2025: Head of N.EX.T Hub; Group CTO (Inside Director & Sr. EVP), POSCO HOLDINGS

Jan. 2023–Jan. 2024: Head, Technical Research Laboratories (Sr. EVP), POSCO

Jan. 2022–Jan. 2023: Head, Low-Carbon Process R&D Center (Sr. EVP), POSCO

Jan. 2020–Jan. 2022: Head, Process Engineering R&D Center (EVP), POSCO

Jan. 2019–Jan. 2020: Head, Process Engineering R&D Center (EVP), POSCO

Feb. 2017–Dec. 2018: Head, Engineering Solution Office (SVP), POSCO

2001: PhD in metallurgy, University of Sheffield, UK

LEE, Hee Geun	Other Non-executive	M	63	• President & Representative Director	2	Mar. 21, 2027	• Steel technology

Mar. 2025–Present: President & Representative Director, POSCO

Jan. 2025–Mar. 2025: President, POSCO

Nov. 2024–Jan. 2025: Head, Facilities Competitiveness Enhancement TF Team (Sr. EVP), POSCO

Mar. 2023–Jan. 2024: Head, Health, Safety, and Environment Division (Inside Director and Sr. EVP), POSCO

Mar. 2021–Jan. 2023: President & Representative Director, POSCO M-TECH

Jan. 2018–Jan. 2021: Deputy Head, Upstream Division, Pohang Works (SVP), POSCO

1998: MS in materials and metallurgy, POSTECH

KWON, Tae-Kyun	Independent	M	70	• Chair, Finance Committee • Member, ESG Committee and CEO Candidate Pool Management Committee	62	Mar. 21, 2027	• Finance (banking, public finance, and investment)

Jul. 2022–Present: Independent Director, Kumho Petrochemical

Dec. 2015–Jun. 2021: Senior Advisor, Yulchon LLC.

Jun. 2010–Jun. 2013: Ambassador of the Republic of Korea to the UAE

Jan. 2009–Apr. 2010: Administrator, Public Procurement Service

Mar. 2008–Dec. 2008: Head, Trade and Investment Office, Ministry of Knowledge Economy

Mar. 2007–Mar. 2008: Head, Free Economic Zone Planning Office, Ministry of Finance and Economy

Oct. 2006–Mar. 2007: Commissioner, Korea Financial Intelligence Unit, MOFE

2001–Jul. 2004: Economic Counselor, Permanent Delegation of the Republic of Korea to the OECD

2007: PhD in international studies, Chung-Ang University

YOO, Young Sook	Independent	F	70	• Chair, Evaluation & Compensation Committee • Member, ESG Committee and CEO Candidate Pool Management Committee	62	Mar. 21, 2027	• Academia (environment)

Jan. 2025–Present: Honorary Chair, Climate Change Center

Jan. 2020–Jan. 2025: Chair, Climate Change Center (Non-Executive)

Mar. 2021–Present: Independent Director, Microgen

Apr. 1990–Present: Senior/Principal/Honorary Research Scientist, Korea Institute of Science and Technology (KIST)

Feb. 2014–Jan. 2021: Non-Standing Member, Board of Directors, Research Institute of Industrial Science & Technology

Feb. 2014–Jan. 2020: Co-CEO, Climate Change Center

Jun. 2011–Mar. 2013: Minister of Environment

1986: PhD in biochemistry, Oregon State University (USA)

YOO, Jin Nyoung	Independent	M	68	• Chair, Board of Directors • Chair, CEO Candidate Pool Management Committee • Member, Director Candidate Recommendation Committee and Evaluation & Compensation Committee	50	Mar. 20, 2028	• Industry (new technology development)

Jan. 2019–Present: CEO, ANGEL 6+

Jan. 2017–Dec. 2018: President and CTO, LG Chem

Dec. 2013–Dec. 2016: Chief Director and President, Research Park, LG Chem

Jan. 2005–Nov. 2013: Head, Research Park (EVP), LG Chem

1990: PhD in polymer engineering, Lehigh University, USA

SOHN, Sung Kyu	Independent	M	65	• Chair, Director Candidate Recommendation Committee • Member, Audit Committee and CEO Candidate Pool Management Committee	50	Mar. 20, 2028	• Academia (finance & accounting)

Mar. 2025–Present: Professor Emeritus of Business Administration, Yonsei University

Jan. 1993–Feb. 2025: Professor of Business Administration, Yonsei University

Mar. 2019–Mar. 2025: Independent Director, Samsung Asset Management

Jan. 2016–Dec. 2017: President, Korean Accounting Association

2013–2015: Distinguished Professor, Samil PwC-Korea Accounting Association

Jan. 2011–Dec, 2013: Non-Standing Commissioner, Korea Securities and Futures Commission

Jan. 2008–Oct. 2010: Non-standing Member, Korean Accounting Standards Board

1992: PhD in business administration, Northwestern University, USA

KIM, Joongi	Independent	M	61	• Chair, ESG Committee • Member, Director Candidate Recommendation Committee, Audit Committee, and Director Candidate Recommendation Committee	38	Mar. 22, 2029	• Law (international trade) • Corporate governance

2008–Present: Professor of Law, Yonsei University Law School

2024–Present: Co-Chair, Asia Pacific Arbitration Group, International Bar Association (IBA APAG)

2021–Present: Member, International Court of Arbitration, International Chamber of Commerce (ICC)

Mar. 2018–Present: Member, International Arbitration Committee, KCAB International, Korean Commercial Arbitration Board

Mar. 2013–Present: Panel of Arbitrators, International Centre for Settlement of Investment Disputes, World Bank

Mar. 1998–Feb. 2008: Professor, Graduate School of International Studies, Yonsei University

Mar. 2003–Feb. 2007: Founding Executive Director, Hills Governance Center, Yonsei University/World Bank/CSIS

Mar. 1995–Feb. 1998: Professor of Law, Hongik University

Jun. 1992-Feb. 1995: Lawyer, Foley & Lardner LLP, Washington DC, USA

1992: PhD in law, Georgetown University, USA

PARK, Sung Wook	Independent	M	68	• Chair, Audit Committee • Member, Finance Committee, Evaluation & Compensation Committee, and CEO Candidate Pool Management Committee	26	Mar. 21, 2027	• Industry (business management, technology development)

Mar. 2026–Present: Independent Director, SK hynix NAND Product Solutions Corp. (Unlisted)

Dec. 2022–Mar. 2025: Chairperson of the Board, National Academy of Engineering of Korea (NAEK)

Jan. 2015–Present: Member, NAEK

Jan. 2019-Dec. 2022: Management Advisor and Vice Chair, SK hynix

Mar. 2016–Feb. 2019: Chair, Korea Semiconductor Industry Association

Feb. 2013–Dec. 2018: President & Representative Director; later Vice Chairman, SK hynix

Mar. 2005–Jan. 2013: Head, Research Institute (EVP, later Sr. EVP), Hynix Semiconductor

Jul. 2001–Feb. 2005: Head, HSA Division, Hynix Semiconductor (SVP)

1992: PhD in materials engineering, KAIST

KIM, Jooyoun	Independent	F	58	• Member, Finance Committee, Evaluation & Compensation Committee, and CEO Candidate Pool Management Committee	2	Mar. 22, 2029	• Industry (marketing)

2023–Present: Independent Director, SK Innovation

2018–2019: Vice Chair, P&G Gillette Asia

2016–2018: President and Representative Director, P&G Korea

2012–2015: Chief Marketing Officer (EVP), P&G Asia Pacific and India Region

2011–2012: Global Brand Franchise Leader, P&G

2005–2010: Head, Marketing Division (SVP), P&G Korea

1991: MS in biology, Yonsei University

(3)	The composition of the committees of the Board, their chairpersons, the main roles of the committees, etc., as of the report submission date.

Pursuant to Article 542-8 of the Commercial Act, listed companies such as POSCO HOLDINGS with assets of KRW two trillion or more must have at least three independent directors, who must constitute a majority of the total number of directors. Accordingly, in accordance with Article 27 of our Articles of Incorporation, the Company stipulates that the Board of Directors shall consist of no fewer than three and no more than 13 directors, of whom no more than eight may be independent directors and no more than five may be inside directors. As of the date of this report, the Company’s Board of Directors consists of seven independent directors, four inside directors, and one other non-executive director. With independent directors constituting a majority of the Board, the Company not only legally complies with the requirements of the Commercial Act but also operates in a manner that effectively fulfills its function of supervising the Company’s management activities and enables independent decision-making.

The Company has established specialized committees under the Board of Directors for each area of expertise. Each committee is composed primarily of independent directors, together with inside directors who possess relevant experience and expertise, thereby enhancing operational efficiency and ensuring professional expertise. In addition, to maintain continuity in the performance of the Board’s duties, the Company manages the terms of office of its independent directors as set forth below.

The Term of Office of Each Independent Director (as of the report submission date)

Name	Term (Initial Date of Appointment)
Director YOO, Jin Nyoung (Chair)	From Mar. 20, 2025 to the AGM scheduled for Mar, 2028 (Mar. 18, 2022)
Director YOO, Young Sook	From Mar. 21, 2024 to the AGM scheduled for Mar. 2027 (Mar. 12, 2021)
Director KWON, Tae-Kyun	From Mar. 21, 2024 to the AGM scheduled for Mar. 2027 (Mar. 12, 2021)
Director SOHN, Sung Kyu	From Mar. 20, 2025 to the AGM scheduled for Mar. 2028 (Mar. 18, 2022)
Director KIM, Joongi	From Mar. 17, 2023 to the AGM scheduled for Mar. 2029 (Mar. 17, 2023)
Director PARK, Sung Wook	From Mar. 21, 2024 to the AGM scheduled for Mar. 2027 (Mar. 21, 2024)
Director KIM, Jooyoun	From Mar. 24, 2026 to the AGM scheduled for Mar. 2029 (Mar. 24, 2026)

Since 2006, the Company has separated the positions of Chair of the Board and CEO & Representative Director to promote independent and effective decision-making by the Board. The Chair of the Board is elected from among the independent directors by resolution of the Board. On March 24, 2026, following the conclusion of the 58th AGM, the Board appointed Independent Director YOO, Jin Nyoung as Chair of the Board at its regular meeting.

As of the report submission date, the composition and key roles of the specialized committees under the Board of Directors are as follows:

Table 4-1-3-1: Status of the Committees of the Board

	Key roles of Board committees	No. of committee members	Committee code	Note
ESG Committee	• Review low-carbon policies related to environmental and climate change issues • Deliberate on safety and health plans • Address matters concerning the operation of the Board and its committees • Deliberate on and approve internal transactions as specified in the Monopoly Regulation and Fair Trade Act	4	A	—
Director Candidate Recommendation Committee	• Assess the qualifications of independent director candidates and make recommendations to the AGM • Oversee the operation of the Independent Director Candidate Recommendation Advisor Panel	3	B	—
Evaluation & Compensation Committee	• Address matters related to executive performance appraisals and the development and implementation of compensation plans • Deliberate on executive performance appraisals and compensation plans • Deliberate on director compensation and retirement benefits	4	C	—
Finance Committee	• Deliberate on and decide investment proposals for new and existing projects • Deliberate on and decide corporate bond issuance and other critical financing decisions	4	D	—
Audit Committee	• Audit the legality of management’s business activities • Assess the soundness and validity of financial activities and the integrity of financial reporting • Evaluate the operational status of the internal accounting management system	3	E	—

CEO Candidate Pool Management Committee	• Deliberate on the basic qualifications of CEO & Representative Director candidates as defined by the Board • Deliberate on the pooling results for CEO & Representative Director candidates • Deliberate on CEO & Representative Director candidate pool development plans • Report the results of CEO & Representative Director candidate pool development	7	F	—

Table 4-1-3-2: Composition of the Committees of the Board

Committee	Name	Job position	Type	Gender	Concurrent position
ESG Committee (A)	KIM, Joongi	Chair	Independent	Male	B, E, F
	YOO, Young Sook	Member	Independent	Female	C, F
	KWON, Tae-Kyun	Member	Independent	Male	D, F
	CHUNG, Seok Mo	Member	Inside	Male	—
Director Candidate Recommendation Committee (B)	SOHN, Sung Kyu	Chair	Independent	Male	E, F
	YOO, Jin Nyoung	Member	Independent	Male	C, F
	KIM, Joongi	Member	Independent	Male	A, E, F
Evaluation & Compensation Committee (C)	YOO, Young Sook	Chair	Independent	Female	A, F
	YOO, Jin Nyoung	Member	Independent	Male	B, F
	PARK, Sung Wook	Member	Independent	Male	D, E, F
	KIM, Jooyoun	Member	Independent	Female	D, F
Finance Committee (D)	KWON, Tae-Kyun	Chair	Independent	Male	A, F
	PARK, Sung Wook	Member	Independent	Male	C, E, F
	KIM, Jooyoun	Member	Independent	Female	C, F
	LEE, Ju Tae	Member	Inside	Male	—
Audit Committee (E)	PARK, Sung Wook	Chair	Independent	Male	C, D, F
	SOHN, Sung Kyu	Member	Independent	Male	B, F
	KIM, Joongi	Member	Independent	Male	A, B, F
CEO Candidate Pool Management Committee (F)	YOO, Jin Nyoung	Chair	Independent	Male	B, C
	YOO, Young Sook	Member	Independent	Female	A, C
	KWON, Tae-Kyun	Member	Independent	Male	A, D
	SOHN, Sung Kyu	Member	Independent	Male	B, E
	KIM, Joongi	Member	Independent	Male	A, B, E
	PARK, Sung Wook	Member	Independent	Male	C, D, E
	KIM, Jooyoun	Member	Independent	Female	C, D

(4)	Did the company establish a committee of the board for sustainability management? If so, describe the specific functions and roles of the committee.

An ESG committee is in place: Yes

At the AGM held in March 2021, POSCO HOLDINGS established the ESG Committee through amendments to its Articles of Incorporation and the Operating Rules of the Board, thereby strengthening the Board’s role in ESG management. The ESG Committee oversees overall matters concerning the operation of the Board and the Board Committees, as well as material ESG matters concerning affiliates and matters relating to internal transactions. Through these activities, the Board leads ESG management across the Group. As of the report submission date, the matters subject to deliberation or reporting by the ESG Committee are as follows:

Deliberation and Reporting for the ESG Committee

ESG Committee

Deliberation Items

1.  Matters concerning the operation of the Board and the Board Committees

A. Development of agenda and operating rules of the Board and the Board Committees

B. Prior deliberation of amendment or repeal of the Operating Rules of the Board of Directors

C. Prior deliberation on the composition and operation procedures of the Board Committees

2.  Monitoring of ESG performance and report publication

3.  Deliberation and resolution on donations and contributions exceeding KRW 100 million but not exceeding KRW 1 billion; prior deliberation on donations and contributions exceeding KRW 1 billion (excluding internal transactions as outlined in Paragraph 5)

4.  Deliberation and resolution on transactions below KRW 200 billion, and prior deliberation of transactions exceeding KRW 200 billion involving the largest shareholder (including his or her specially related persons) and specially related persons of the Company under the Commercial Act, if:

A. A single transaction equals or exceeds 1/100 or more of total assets or total sales as of the end of the latest fiscal year

B. The total value of transactions with a specific party during the current year, including the relevant transactions, equals or exceeds 5/100 of the total assets or total sales as of the end of the latest fiscal year (provided, however, that this does not apply to ordinary course transactions conducted within the scope of a pre-approved aggregate amount).

5.  Matters concerning internal transactions under the Monopoly Regulation and Fair Trade Act, such as transactions involving advances, securities, or assets, where a specially related person is the counterparty or beneficiary

A. Review of risks related to internal transactions and mitigation strategies

B. Prior deliberation of internal transactions (exceeding KRW 200 billion)

C. Deliberation and resolution on internal transactions (exceeding KRW 10 billion but not exceeding KRW 200 billion)

6.  Appointment of the Fair Trade Compliance Officer

Report Items

1.  Matters of importance concerning ESG practices of affiliates

2.  Matters concerning internal transactions (exceeding KRW 5 billion but not exceeding KRW 10 billion)

(5)	Is the Chair of the Board an outside director?

The Board Chair is an outside director: Yes

Since 2006, the Company has proactively separated the positions of Chair of the Board and CEO & Representative Director to promote independent and effective decision-making by the Board. The Chair is elected from among the independent directors by resolution of the Board. At the regular Board meeting held in March 2026 following the conclusion of the 58th AGM, Independent Director YOO, Jin Nyoung was appointed as Chair of the Board.

(6)	Has the company hired a senior outside director and adopted an executive officer system? If so, describe the background, reason(s), rationale, current status, etc. of the system.

A senior outside director system is in place: No

An executive officer system is in place: No

POSCO HOLDINGS does not operate either a lead independent director system or an executive officer system.

B.	Based on the above, describe any shortcomings in the composition of the Board and the independence of outside directors, and explain the reason(s) and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[304200] (Sub-principle 4-2) – The Board shall be composed of competent persons with expertise and responsibility in various fields of knowledge and experience, so that they can contribute substantially to company management.

Briefly describe the company’s compliance with the above sub-principle.

Inside directors bring expertise and accountability. Independent directors bring field knowledge.

A.	Describe the current status of the Board, including the following:

(1)

Has the company been introduced policies to secure expertise, responsibility, and diversity of the Board? If so, describe them and their current status. Additionally, if all the Board members are of the same gender, explain the reason.

The company falls under the special cases concerning gender composition of the Board: Yes

Not all members of the Board are at the same gender: Yes

In reviewing the qualifications of director candidates, the Director Candidate Recommendation Committee considers not only the qualification requirements prescribed by the Commercial Act but also those outlined in Article 29-3 (Qualifications of Inside Director Candidates) and Article 31 (Qualifications of Independent Director Candidates) of the Articles of Incorporation, which require candidates to possess extensive expertise and experience in relevant fields. The Company also carefully reviews candidates to prevent any person responsible for impairing corporate value or infringing shareholder rights and interests from being appointed as a director. Accordingly, all of its directors meet the qualifications required under Articles 382-3 and 542-8(2) of the Commercial Act and other applicable laws and regulations. The Company has continued to enhance the diversity of the Board through the appointment of independent directors with expertise in a broad range of fields. At the AGM held in March 2021, the Company appointed YOO, Young Sook, a female environmental expert, as an independent director. This was followed by the appointment of YOO, Jin Nyoung, an expert in the development and commercialization of new technologies in rechargeable batteries and advanced materials, in March 2022; KIM, Joongi, an expert in law, international trade, and corporate governance improvement, in March 2023; PARK, Sung Wook, an expert in business management and technology development, in March 2024; and KIM, Jooyoun, an expert in global marketing, in March 2026.

As of the report submission date, the Board consists of seven independent directors, four inside directors, and one other non-executive director. Independent directors constitute a majority of the Board, thereby satisfying the applicable requirements of the Commercial Act and enabling the Board to effectively oversee management and make decisions independently. To establish an advanced corporate governance framework that enhances shareholder value and promotes the rights and interests of stakeholders in a balanced manner, the Company has composed the Board of inside directors who possess the expertise and sound judgment necessary to exercise responsible management, and independent directors who draw on their diverse expertise to support management’s informed decision-making and independently oversee management.

Qualification of Directors

 Corporate Governance Charter

 3-3 Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

②

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Independent directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

First, the Board of Directors includes the four inside directors with expertise and responsibility.

Inside Director CHANG, In Hwa, who serves as CEO & Representative Director, has held a number of key leadership positions at POSCO, including Head of the New Business Development Office, Head of the Technology and Investment Division, Head of the Steel Business Group, and President & Representative Director. Through these roles, he has gained broad experience across diverse areas, including steel production technology, new business development, and investment, and possesses strong business expertise and management capabilities. Inside Director LEE, Ju Tae, President & Representative Director, has held key leadership positions at POSCO, including Head of the Corporate Strategy Division, Head of the Procurement and Investment Division, and Head of the Corporate Planning Division, as well as Head of the Corporate Strategy Team at POSCO HOLDINGS. Through these roles, he has gained extensive business experience and developed a broad strategic perspective. He currently serves as Head of the Corporate Strategy Division, where he is responsible for group-wide strategic planning and investments for global growth. Inside Director CHUNG, Seok Mo has held key positions including Head of POSCO’s Industrial Gas Business Division, Head of the Rechargeable Battery Materials Business Division, and CEO of POSCO Air Solutions and eNtoB. Through these roles, he has accumulated broad business experience across diverse areas, including steel, rechargeable battery materials, and industrial gases. He currently serves as Head of the Business Synergy Division, where he is responsible for group business management and business restructuring. Inside Director KIM, Ki Soo has extensive expertise in steel technology and research, developed through his experience serving as Head of POSCO’s Process Engineering R&D Center and Head of the Technical Research Laboratories. He currently serves as Group CTO and Head of N.EX.T Hub, overseeing the Group’s R&D activities. Drawing on his research expertise and industry insight, he contributes to the development of new growth technologies for the POSCO Group.

Next, the Company’s seven independent directors possess extensive knowledge and experience in diverse fields, including industry, finance, academia, law, accounting, and the public sector. Independent Director and the Chair of the Board, YOO, Jin Nyoung is an expert in the development of new technologies in areas such as rechargeable batteries and advanced materials. He previously served as President and CTO of LG Chem and Head of the LG Chem R&D Center. He remains actively engaged in a broad range of technology development activities, including serving as the head of a consulting and entrepreneurship education company.

Independent Director KWON, Tae-Kyun is an expert in finance, international finance, and investment. He has served as the Economic Counselor at the Permanent Delegation of the Republic of Korea to the OECD, the Commissioner of the Korea Financial Intelligence Unit under the Ministry of Finance and Economy, the Chief Administrator of the Public Procurement Service, and the Ambassador of Korea to the United Arab Emirates. Independent Director YOO, Young Sook formerly served as Vice President of the Korea Institute of Science and Technology (KIST), where she built her career as an environmental researcher over nearly 30 years. She also served as Minister of Environment and is currently the Chairperson of the Board at the Climate Change Center, a private-sector non-profit organization. She has participated regularly in the UN Climate Change Conference since her tenure as Minister, which has enabled her to remain up to date on international environmental issues and trends. She brings this experience and expertise-particularly in climate change, the low-carbon economy, and other ESG issues that have emerged as key business agenda items-to support the Board’s decision-making. Independent Director SOHN, Sung Kyu is a former professor of business administration at Yonsei University and an expert in accounting and finance. He possesses extensive theoretical knowledge of accounting as well as broad experience in corporate accounting and auditing. Independent Director KIM, Joongi is a professor at Yonsei University Law School. He has served as a presiding arbitrator and arbitrator at domestic and international arbitral institutions and as Founding Executive Director of the Hills Governance Center in Korea. He is an expert in law, international trade, and corporate governance improvement. Independent Director PARK, Sung Wook is an expert in corporate management and research and development. He previously served as Chairperson of the Board of the National Academy of Engineering of Korea (NAEK), President & Representative Director of SK hynix, Head of the Research Institute at Hynix Semiconductor, and Chairperson of the Korea Semiconductor Industry Association. Independent Director KIM, Jooyoun, who was newly appointed at the 2026 AGM, is an expert in global business management and marketing. She previously served as President & Representative Director of P&G Korea, Chief Marketing Officer (CMO) of P&G Asia Pacific and India Region, and Vice Chairperson of P&G Korea and Japan.

(2)	Describe the appointments and changes of directors took place between the start of the period subject to disclosure to the report submission date.

For details of director appointments and changes between the start of the period subject to disclosure and the report submission date, please refer to the table below. (Changes are presented in chronological order by date, with term expirations, reappointments, and new appointments shown in that order.)

The scheduled term expiration dates shown in the table below are calculated based on each director’s appointment date and applicable term of office. The actual term of each director expires on the date of the relevant AGM.

Table 4-2-1: Appointment and Changes of Directors

Name	Type of Director	Date of appointment	(Expected) Date of term expiration	Date of change	Reason for change	Status

JEONG, Ki Seop	Inside	Mar. 17, 2023	Mar. 20, 2025	Mar. 20, 2025	Expired	Retired

KIM, Jun Hyung	Inside	Mar. 21, 2024	Mar. 20, 2025	Mar. 20, 2025	Expired	Retired

CHUN, Sung Lae	Inside	Mar. 20, 2025	Mar. 24, 2026	Mar. 24, 2026	Expired	Retired

CHANG, In Hwa	Inside	Mar. 21, 2024	Mar. 21, 2027	Mar. 21, 2024	Appointed	Employed

KIM, Ki Soo	Inside	Mar. 21, 2024	Mar. 21, 2027	Mar. 24, 2026	Re-appointed	Employed

LEE, Ju Tae	Inside	Mar. 20, 2025	Mar. 21, 2027	Mar. 24, 2026	Re-appointed	Employed

CHUNG, Seok Mo	Inside	Mar 24, 2026	Mar. 21, 2027	Mar. 24, 2026	Appointed	Employed

YOO, Young Sook	Independent	Mar. 12, 2021	Mar. 21, 2027	Mar. 21, 2024	Re-appointed	Employed

KWON, Tae-Kyun	Independent	Mar. 12, 2021	Mar. 21, 2027	Mar. 21, 2024	Re-appointed	Employed

SOHN, Sung Kyu	Independent	Mar. 18, 2022	Mar. 20, 2028	Mar. 20, 2025	Re-appointed	Employed

YOO, Jin Nyoung	Independent	Mar. 18, 2022	Mar. 20, 2028	Mar. 20, 2025	Re-appointed	Employed

KIM, Joongi	Independent	Mar. 17, 2023	Mar. 22, 2029	Mar. 24, 2026	Re-appointed	Employed

PARK, Sung Wook	Independent	Mar. 21, 2024	Mar. 21, 2027	Mar. 21, 2024	Appointed	Employed

KIM, Jooyoun	Independent	Mar 24, 2026	Mar. 22, 2029	Mar. 24, 2026	Appointed	Employed

LEE, Hee Geun	Other non-executive	Mar 24, 2026	Mar. 21, 2027	Mar. 24, 2026	Appointed	Employed

B.

Based on the above, describe any shortcomings in the composition of the Board in terms of diverse backgrounds, expertise, and responsibility. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

As noted in the above section “A. Policies to secure expertise, responsibility, and diversity of the Board and the detailed status of each member,” the Company appointed YOO, Young Sook as an independent director in 2021 to enhance the Board’s informed decision-making and expertise in addressing ESG matters that have emerged as key corporate management priorities, including climate change and the transition to a low-carbon economy. She previously worked as an environmental researcher at the Korea Institute of Science and Technology (KIST) and remains actively engaged in a broad range of environmental initiatives in Korea and abroad, including serving as Honorary Chair of the Climate Change Center, a private nonprofit organization. She was reappointed as an independent director at the AGM held in March 2024 and has contributed to the Company’s ESG-related management and the effective operation of the Board.

To support the expansion of new businesses across the POSCO Group, YOO, Jin Nyoung was appointed as an independent director in 2022 for his expertise in the development and commercialization of advanced technologies, including rechargeable batteries and advanced materials. He began his career as a researcher at LG Chem’s Polymer Research Institute and went on to serve as CTO and head of the Research Park. He now remains actively involved in technology development through his consulting and startup training business, leveraging his extensive network and deep understanding of both domestic and global technology trends to help POSCO HOLDINGS shape forward-looking innovation policies.

At the AGM held in March 2024, the Company appointed PARK, Sung Wook, an expert in corporate management and research and development in the manufacturing sector, as an independent director. He began his career as a researcher at Hyundai Electronics and subsequently served as Head of the Research Institute at Hynix Semiconductor, CTO responsible for research and development and manufacturing at SK hynix, and President & Representative Director of SK hynix. He also served as Chairperson of the Board of the National Academy of Engineering of Korea (NAEK), where he was actively involved in research and development and technological innovation. Drawing on his extensive experience in corporate management and industrial R&D, he provides the Board with insights on technological matters, the Company’s management, and the operation of the Board.

At the AGM held in March 2026, KIM, Jooyoun, an expert in global business management and marketing, was appointed as an independent director. After joining P&G, she served as President & Representative Director of P&G Korea, Global CMO of P&G Grooming, and Vice Chairperson of P&G Korea and Japan, gaining extensive experience in corporate management and brand operations. Drawing on her experience in board and leadership activities at P&G, including serving as Chairperson of P&G Global’s Leadership Committee, as well as her experience as an independent director of Korean companies, she provides practical advice on setting business strategy and assessing internal and external business risks.

Board Skills Matrix (as of the Report Submission Date: May 31, 2026)

In line with the Board of Directors’ approval in December 2023 of the POSCO-Style New Governance Framework, the Company structured the independent directors’ skills matrix into categories of common competencies and specialized competencies, providing greater detail on the required industry experience and technological expertise.

Going forward, the Company plans to continue composing the Board of capable directors with diverse backgrounds, expertise, and a strong sense of responsibility, while maintaining the Board’s independence and drawing on expertise across a broad range of fields to further enhance its effectiveness.

Category			Independent							Inside				Other non-executive
			YOO, Jin Nyoung	YOO, Young Sook	KWON, Tae-Kyun	SOHN, Sung Kyu	KIM, Joongi	PARK, Sung Wook	KIM, Jooyoun	CHANG, In Hwa	LEE, Ju Tae	Kim, Ki Soo	CHUNG, Seok Mo	LEE, Hee Geun
Skills Matrix	General	① ESG/ sustainability Management	•	•	•	•	•	•	•	•	•	•	•	•
		② Leadership	•	•	•	•	•	•	•	•	•	•	•	•
		③ Risk management	•	•	•	•	•	•	•	•	•	•	•	•
	Specific	① Industry experience	•	—	—	—	—	•	•	•	•	•	•	•
		② Technology, digital and innovation	•	•	—	—	—	•	—	•	—	•	•	•
		③ Finance and accounting	—	—	•	•	•	•	•	•	•	—	•	•
		④ Law and public policy	•	•	•	—	•	—	—	—	—	—	—	—
		⑤ International business management	•	—	•	—	•	•	•	•	•	—	•	•
		⑥ Business development and M&A	•	—	—	—	—	•	•	•	•	•	•	•

[304300] (Sub-principle 4-3) - The company shall ensure fairness and independence in the process of recommendation and appointment of directors.

Briefly describe the company’s compliance with the above sub-principle.

The Recommendation Committee comprises 3 independent directors to enhance fairness and independence.

A. Describe whether the company has established a committee for recommending candidates for inside and outside directors, etc. If so, describe the details of the committee and its activities.

A director recommendation committee, etc. is in place: Yes

Percentage of outside directors among the director recommendation committee members (%) 100

The Company has established and operates the Director Candidate Recommendation Committee to recommend independent director candidates to the AGM. The Committee’s key roles include reviewing the qualifications of independent director candidates and recommending them to the AGM, as well as conducting prior reviews and qualification assessments of inside director candidates. The Committee also conducts prior reviews of the appointment of Board Committee members and the appointment, from among the inside directors, of representative directors other than the CEO & Representative Director.

Under Article 542-8 of the Commercial Act, a listed company with total assets of KRW 2 trillion or more, such as POSCO HOLDINGS, must appoint at least three independent directors, who must constitute a majority of the total number of directors. In addition, independent directors must constitute a majority of the members of the Independent Director Candidate Recommendation Committee. To further strengthen the independence of the Committee beyond these statutory requirements, the Company has composed the Committee entirely of three independent directors. As of the report submission date, the Committee is chaired by Independent Director SOHN, Sung Kyu.

Since 2004, the Company has operated the Independent Director Candidate Recommendation Advisory Panel to ensure an independent and transparent process for appointing independent directors. The Panel is established by resolution of the Director Candidate Recommendation Committee and consists of five highly respected senior figures from diverse fields, including industry, finance, academia, and law, who have a strong understanding of corporate governance, exercise independent judgment, and are capable of acting free from external influence. The Panel proposes a pool of candidates equal to five times the number of independent directors to be appointed. The Director Candidate Recommendation Committee then reviews the candidates’ qualifications and recommends final candidates to the AGM, which ultimately determines whether to appoint them.

B.	Describe whether the company has been providing its shareholders with the sufficient amount of information about director candidates and time for review, including the following:

(1)

Did the company provide detailed information on the director candidates in the case where the appointment of a director was included in the agenda list of AGMs held between the start of the period subject to disclosure to the report submission date?

The Director Candidate Recommendation Committee evaluates the qualifications of independent director candidates and recommends them to the AGM in accordance with the Commercial Act-including Article 382(3) (qualifications for independent directors of corporations) and Article 542-8(2) (qualifications for independent directors of listed companies), as well as the Articles of Incorporation, specifically Article 30 (recommendation of candidates for independent directors) and Article 31 (qualifications for candidates for independent directors). To enable shareholders to conduct a thorough review, the Company discloses in advance each candidate’s key professional background and other information relevant to the proposed appointment. Under Article 542-4 of the Commercial Act, the Company is required to notify shareholders of the matters to be presented at an AGM in writing or by electronic means, or to disclose such matters electronically, no later than two weeks before the meeting. The Company, however, discloses the agenda items four weeks before the meeting in accordance with the convocation notice guidelines outlined in the Code of Best Practices for Corporate Governance, thereby providing shareholders with sufficient time to review them.

Table 4-3-1: Information Provided on Director Candidates

AGM	Name	Date of information provision(1)	Date of AGM(2)	No. of Days between date of information provision and AGM((2)-(1))	Type of director candidates	Information provided	Remark
57th AGM	LEE, Ju Tae (N), CHUN, Sung Lae (N), KIM, Ki Soo (R)	Feb. 19, 2025	Mar. 20, 2025	29	Inside

Announcement of Resolution to Convene a Shareholders’ Meeting

1. Key Personal Information and Principal Occupation of the Candidate

2. Transactions with the Company During the Past Three Years

3. Relationship with the Largest Shareholder

4. Detailed Career History and Recommender

5. Whether the Candidate Has Any Outstanding Tax Liabilities, Has Served as an Executive of an Insolvent Company, or Is Subject to Any Disqualification under Applicable Laws and Regulations

6. Reasons for the Board’s Recommendation of the Candidate

	YOO, Jin Nyoung (R), SOHN, Sung Kyu (R)	Feb. 19, 2025	Mar. 20, 2025	29	Independent

Announcement of Resolution to Convene a Shareholders’ Meeting

1. Key Personal Information and Principal Occupation of the Candidate

2. Transactions with the Company During the Past Three Years

3. Relationship with the Largest Shareholder

4. Detailed Career History and Recommender

5. Whether the Candidate Has Any Outstanding Tax Liabilities, Has Served as an Executive of an Insolvent Company, or Is Subject to Any Disqualification under Applicable Laws and Regulations

6. Reasons for the Board’s Recommendation of the Candidate

58th AGM	LEE, Ju Tae (R), CHUNG, Seok Mo (N), KIM, Ki Soo (R)	Feb. 19, 2026	Mar. 24, 2026	34	Inside

Announcement of Resolution to Convene a Shareholders’ Meeting

1. Key Personal Information and Principal Occupation of the Candidate

2. Transactions with the Company During the Past Three Years

3. Relationship with the Largest Shareholder

4. Detailed Career History and Recommender

5. Whether the Candidate Has Any Outstanding Tax Liabilities, Has Served as an Executive of an Insolvent Company, or Is Subject to Any Disqualification under Applicable Laws and Regulations

6. Reasons for the Board’s Recommendation of the Candidate

	LEE, Hee Geun (N)	Feb. 19, 2026	Mar. 24, 2026	34	Other non-executive

Announcement of Resolution to Convene a Shareholders’ Meeting

1. Key Personal Information and Principal Occupation of the Candidate

2. Transactions with the Company During the Past Three Years

3. Relationship with the Largest Shareholder

4. Detailed Career History and Recommender

5. Whether the Candidate Has Any Outstanding Tax Liabilities, Has Served as an Executive of an Insolvent Company, or Is Subject to Any Disqualification under Applicable Laws and Regulations

6. Reasons for the Board’s Recommendation of the Candidate

	KIM, Joongi (R), KIM, Jooyoun (N)	Feb. 19, 2026	Mar. 24, 2026	34	Independent

Announcement of Resolution to Convene a Shareholders’ Meeting

1. Key Personal Information and Principal Occupation of the Candidate

2. Transactions with the Company During the Past Three Years

3. Relationship with the Largest Shareholder

4. Detailed Career History and Recommender

5. Whether the Candidate Has Any Outstanding Tax Liabilities, Has Served as an Executive of an Insolvent Company, or Is Subject to Any Disqualification under Applicable Laws and Regulations

6. Reasons for the Board’s Recommendation of the Candidate

Note:	(N) Newly appointed; (R) Re-appointed

(2)	For reappointed director candidates, has the company disclosed whether and how their past activities as Board members have been disclosed? If so, describe the disclosure method and details.

Information on activities of a reappointed included has been provided: Yes

The Company periodically discloses information on directors’ past Board activities, including material resolutions and the activities of the Board Committees, in its quarterly, semi-annual, and annual reports. For the appointment or reappointment of inside and independent directors, the Company issues press releases describing each director’s key professional background and expertise, as well as the reasons for the appointment. Reappointments are subject to the same level of disclosure as new appointments, including the disclosure of all documents required under the Commercial Act.

C.

Describe whether the company adopted a cumulative voting system. Give detailed explanations on measures and efforts the company has taken to gather opinions from minority shareholders in the process of candidate selection and appointment.

A cumulative voting system has been adopted: Yes

Since 2004, POSCO HOLDINGS has implemented cumulative voting for the election of directors to facilitate shareholders’ exercise of voting rights. Under Articles 382-2 and 542-7 of the Commercial Act, when an AGM is convened to elect two or more directors, a shareholder holding at least 1/100 of the total issued shares, excluding non-voting shares, may request that the directors be elected through cumulative voting. The request must be submitted to the Company in writing or by electronic document no later than six weeks before the date of the general meeting or, in the case of an AGM, no later than six weeks before the date in the current year corresponding to the date of the immediately preceding AGM. Where cumulative voting is requested, each shareholder is entitled, for each share held, to a certain number of votes that equals the number of directors to be elected. The shareholder may cast all such votes for a single candidate or distribute them among two or more candidates. Directors elected through cumulative voting are appointed in descending order of the number of votes received.

To reflect the views of minority shareholders in the director recommendation and appointment process, the Company accepts director candidate proposals from minority shareholders pursuant to Article 363-2 of the Commercial Act and handles such proposals in accordance with applicable laws and regulations. A shareholder who has continuously held at least 0.5% of the Company’s issued voting shares for the six months preceding the exercise of the relevant right may, no later than six weeks before the date of an AGM, propose certain matters as agenda items for the meeting by submitting the proposal to a director in writing or by electronic document. On January 25, 2018, APG and Robeco, asset management companies based in the Netherlands, proposed one independent director candidate pursuant to Article 363-2 and Article 542-6(2) of the Commercial Act. The candidate subsequently withdrew voluntarily for personal reasons.

In addition to the statutory mechanisms described above, POSCO HOLDINGS introduced a shareholder recommendation program in 2018 to facilitate shareholder participation in the nomination of independent director candidates. Under the program, shareholders may recommend prospective independent director candidates before the Independent Director Candidate Recommendation Advisory Panel begins its candidate identification process. Shareholder-recommended candidates undergo the same qualification review as candidates identified by the Advisory Panel and, if qualified, are included in the pool of independent director candidates. Through the 2024 AGM, eligibility to recommend prospective independent director candidates was limited to shareholders holding at least 0.5% of the Company’s issued voting shares, which was the same shareholding threshold applicable to the exercise of shareholder proposal rights under the Commercial Act. Beginning with the 2025 AGM, the Company expanded eligibility to shareholders holding at least 0.1% of the issued voting shares to further enhance communication with shareholders and develop a more diverse pool of independent director candidates.

D.

Based on the above, describe any shortcomings in securing fairness and independence in the process of candidate recommendation and appointment. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

A. Describe whether the company has established a committee for recommending candidates for inside and outside directors, etc. If so, describe the details of the committee and its activities.

As outlined in the section “A. Describe whether the company has established a committee for recommending candidates for inside and independent directors, etc. If so, describe the details of the committee and its activities,” POSCO HOLDINGS has operated the Independent Director Candidate Recommendation Advisory Panel since 2004 to ensure an independent and transparent process for appointing independent directors. The Panel, which consists of five highly respected senior figures, proposes a pool of candidates equal to five times the number of independent directors to be appointed. The Director Candidate Recommendation Committee then reviews the candidates’ qualifications and recommends final candidates to the general meeting of shareholders, which ultimately determines whether to appoint them.

In connection with the appointment of independent directors at the 2026 AGM, the Independent Director Candidate Recommendation Advisory Panel held four meetings and proposed a pool of candidates equal to five times the number of independent directors to be appointed. The Director Candidate Recommendation Committee subsequently held two meetings to review the qualifications of the candidates and recommend final candidates to the AGM. Through this process, the Company maintained a fair and independent procedure for selecting independent directors.

[304400] (Sub-principle 4-4) – The company shall make efforts not to appoint a person who is accountable for damaging corporate value or infringing on the shareholders’ rights and interests as an executive.

Briefly describe the company’s compliance with the above sub-principle.

Candidates in the pool are assessed on expertise, leadership, track record, and ethical standards.

A.

Describe details about the appointment of executives, including the unregistered ones, who are responsible for damaging corporate value or infringing on the shareholders’ rights and interests, including the following:

(1)	Status of registered executives

Table 4-4-1: Status of Registered Executives

Name	Gender	Job Position	Full-time	Responsibility
CHANG, In Hwa	Male	CEO & Representative Director	Yes	• Overall management of the Company
LEE, Ju Tae	Male	President & Representative Director	Yes	• Head, Corporate Strategy Division • Member, Finance Committee
CHUNG, Seok Mo	Male	Inside director and Sr. EVP	Yes	• Head, Business Synergy Division • Member, ESG Committee
KIM, Ki Soo	Male	Inside director and Sr. EVP	Yes	• Head, N.EX.T. Hub • Group CTO (concurrent position)
YOO, Jin Nyoung	Male	Independent director	No	• Chair, Board of Directors • Chair, CEO Candidate Pool Management Committee • Member, Evaluation & Compensation Committee, Finance Committee, and Director Candidate Recommendation Committee
YOO, Young Sook	Female	Independent director	No	• Chair, Evaluation & Compensation Committee • Member, ESG Committee and CEO Candidate Pool Management Committee
KWON, Tae-Kyun	Male	Independent director	No	• Chair, Finance Committee • Member, ESG Committee and CEO Candidate Pool Management Committee
SOHN, Sung Kyu	Male	Independent director	No	• Chair, Director Candidate Recommendation Committee • Member, Audit Committee and CEO Candidate Pool Management Committee
KIM, Joongi	Male	Independent director	No	• Chair, ESG Committee • Member, Audit Committee, Director Candidate Recommendation Committee, and CEO Candidate Pool Management Committee
PARK, Sung Wook	Male	Independent Director	No	• Chair, Audit Committee • Member, Evaluation & Compensation Committee, Finance Committee, and CEO Candidate Pool Management Committee
KIM, Jooyoun	Female	Independent Director	No	• Member, Evaluation & Compensation Committee, Finance Committee, and CEO Candidate Pool Management Committee
LEE, Hee Geun	Male	Other Non-Executive Director	No	• Other Non-Executive Director

(2)	Status of unregistered executives

Overview of Unregistered Executives as of the report submission date

Name	Gender	Position	Full-time/ Non Full-time	Responsibility
KIM, Kyeong Chan	Male	Executive	Full-time	President, POSCO-America
KIM, Moo Sang	Male	Executive	Full-time	CISO and Digital TD, Group DX Strategy Office
KIM, Sung Jun	Male	Executive	Full-time	Head, Carbon Neutral Strategy Office
KIM, Seung Jun	Male	Executive	Full-time	Head, Finance & IR Division
KIM, Young Gyu	Male	Executive	Full-time	Head, Finance Office
NA, Seung Min	Male	Executive	Full-time	Head, Steel Business Office, POSCO-Europe
PARK, Do Eun	Male	Executive	Full-time	Head, Policy Support Office
PARK, Byung Jik	Male	Executive	Full-time	Head, TTM Office
PARK, Hyeon	Male	Executive	Full-time	President, POSCO-Argentina
SOHN, Byeong Soo	Male	Executive	Full-time	Head, Strategic Energy Business Office
SHIN, Kun Chul	Male	Executive	Full-time	Head, Management Support Division
SHIN, Hyeong Gu	Male	Executive	Full-time	President, POSCO-Japan
YANG, Won Jun	Male	Executive	Full-time	Head, Communications Division
OH, Young Dal	Male	Executive	Full-time	Head, Infrastructure Business Management Office
OH, Hong Seop	Male	Executive	Full-time	Head, New Business Investment Office
YOO, In Jong	Male	Executive	Full-time	Head, Group Safety & Innovation Taskforce; concurrently, CEO of POSCO Safety Solution
YOON, Il Yong	Male	Executive	Full-time	Head, AI Robot Lab
LEE, Sung Wook	Male	Executive	Full-time	Head, Corporate Ethics Division
LEE, Sung Won	Male	Executive	Full-time	Head, Energy Materials Investment Office
LEE, Won Chul	Male	Executive	Full-time	Head, Steel Business Management Office
LEE, Won Cheol	Male	Executive	Full-time	President, POSCO-China
LEE, Jae Young	Male	Executive	Full-time	Head, Energy Materials Business Management Office
LEE, Jae Wan	Male	Executive	Full-time	President, POSCO-Europe
LIM, Sang Hyuk	Male	Executive	Full-time	Head, PR Office
LIM, Chi Hyun	Male	Executive	Full-time	Head, Group DX Strategy Office
JANG, Won Jun	Male	Executive	Full-time	Head, Corporate Audit Office
CHO, Min Young	Male	Executive	Full-time	Head, Group Technology Strategy Office
JI, Yong Tae	Male	Executive	Full-time	Head, POSCO Global Center Construction Project Team
CHOI, Dong Yong	Male	Executive	Full-time	Head, Business Strategy Office
HAN, Young Ah	Female	Executive	Full-time	Head, IR Office
HONG, Yoon Shik	Male	Executive	Full-time	Head, Steel Business Management Office
HONG, Jung Jin	Male	Executive	Full-time	Head, Energy Materials Research Center
HONG, Jin Sook	Female	Executive	Full-time	Head, Corporate Social Responsibility Office

(3)

Does the company have a policy to prevent the appointment of any person as an executive who is responsible for the impairment of corporate value or infringement of shareholders’ rights and interests? Describe the policy and its content.

Implemented Yes

The Company’s Corporate Governance Charter provides that directors should contribute to the long-term enhancement of shareholder value while representing the rights and interests of stakeholders in a balanced manner. The Company’s Code of Ethics also requires executives and employees to act in good faith toward investors, including by seeking to enhance shareholder value.

Corporate Governance Charter

 III. Board of Directors

 3-3. Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

②

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Independent directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, law, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

POSCO HOLDINGS places significant emphasis on the appointment of executives to enhance corporate value and promote shareholder rights and interests. Throughout the year, the responsible department continuously reviews the expertise, leadership, and track record of individuals in the executive candidate pool. The Company also assesses their ethical standards through various methods and appoints as executives only those candidates who successfully complete the review process. Since 2019, the Company has conducted 360-degree assessments of executives and used the results as quantitative input for executive personnel decisions, thereby strengthening its personnel review process.

(4)

Has the company appointed any person as an executive who has ever been indicted or found guilty in the final judgment for embezzlement, breach of trust, or unfair trading under the Financial Investment Services and Capital Markets Act, unfair assistance or tunneling under the Fair Trade Act, or whom the Securities and Futures Commission has proposed to dismiss for violating the accounting standards under the Act on External Audit of Stock Companies?

In 2003, POSCO HOLDINGS established its Code of Ethics, Chapter IV of which sets forth the duty to act in good faith toward shareholders and investors, including by seeking to enhance shareholder value and providing investment information in an equitable manner. The Code also separately defines the roles and responsibilities of leaders and provides that executives and employees who violate the Code are subject to strict disciplinary action in accordance with applicable internal regulations. In particular, the Company applies a zero-tolerance policy to bribery, embezzlement, information manipulation, and sexual misconduct. Each January, all executives and employees are required to sign a pledge to comply with the Code of Ethics. The Company has no record of appointing as an executive any person who has been penalized for breach of trust, embezzlement, or similar misconduct. In addition, where an incumbent executive becomes subject to an investigation by a relevant authority in connection with a serious work-related matter, the Company immediately excludes the executive from performing his or her duties, regardless of the remaining term of office, by terminating the relevant mandate agreement or removing the executive from the relevant position.

(5)	Has there been any shareholder derivative lawsuits filed between the start of the period subject to disclosure to the report submission date? If so, describe it and its current status.

No shareholder derivative actions were filed between the start of the period subject to disclosure and the report submission date.

B.

Based on the above, describe any shortcomings in the company’s efforts to prevent those who are responsible for damaging corporate value or infringing on the shareholders’ rights and interests from being appointed as executives. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[305000] (Core Principle 5) Independent directors shall be able to independently participate in important corporate management decision-making, and to supervise and support the management as board members.

[305100] (Sub-principle 5-1) – Outside directors shall not have any material interest with the company; the company shall check whether a director candidate has any interest with it at the appointment stage.

Briefly describe the company’s compliance with the above sub-principle.

Independent director candidates are checked for any conflicts of interest before appointment.

A.	Describe any interests between the company and an outside director who is incumbent as of the report submission date, including the following:

(1)	Has anyone of the outside directors had ever been employed by the company or its affiliated companies? If so, describe the details.

As of the report submission date, none of the independent directors had any prior employment history with POSCO HOLDINGS or any of its affiliates. In addition, during the three most recent fiscal years (2023-2025), there were no transactions between any independent director and POSCO HOLDINGS or any company in which POSCO HOLDINGS had invested.

Table 5-1-1: Outside Directors’ Term Served as of the Report Submission Date

	Term served at the company (Months)	Term served at the company and its affiliates (Months)
YOO, Jin Nyoung	50	50
KWON, Tae-Kyun	62	62
YOO, Young Sook	62	62
SOHN, Sung Kyu	50	50
KIM, Joongi	38	38
PARK, Sung Wook	26	26
KIM, Jooyoun	2	2

(2)

In the past three years, have there been any transactions between the company (including its affiliates) and the outside director, or with the corporation in which the outside director holds the largest shares? If so, describe the details.

POSCO HOLDINGS complies with the Commercial Act and other applicable laws and regulations in appointing independent directors. To safeguard their independence and impartiality in the performance of their Board duties, the Company reviews, from the initial stages of the appointment process, whether candidates have any relationships or conflicts of interest with the Company. As part of this process, the Company cross-checks the professional backgrounds of independent director candidates against its transaction records to identify any transactions or contractual relationships with the candidates. For final candidates, the Company also reviews whether the candidates, or any companies in which they are the largest shareholder, have any transactions or other relationships with the Company that could affect their independence. During the three most recent fiscal years, there were no transactions with any independent director or any company in which an independent director was the largest shareholder that constituted grounds for disqualification under applicable laws and regulations.

(3)	In the past three years, have there been any transactions between the company and any corporation in which the outside director has worked as an executive or staff member? If so, describe the details.

As stated in the above section, “(2) Transactions between the company (including its affiliates) and the independent director,” POSCO HOLDINGS complies with the Commercial Act and other applicable laws and regulations when appointing independent directors. To safeguard their independence and impartiality in the performance of their Board duties, the Company reviews from the outset of the appointment process whether candidates have any relationships or conflicts of interest with the Company. As part of this process, the Company cross-checks the past professional backgrounds of independent director candidates against its transaction records to identify any transactions or contractual relationships between the Company and the candidates. POSCO HOLDINGS also reviews final candidates, as well as the organizations with which they were previously affiliated, to confirm that neither the candidates nor such organizations have any material transactions or other relationships with the Company that could affect the candidates’ independence or impartiality. In addition, there have been no transactions between the Company and any company at which an independent director serves as an executive or employee that would constitute grounds for disqualification under applicable laws and regulations.

(4)	Does the company have procedures and relevant regulations to verify the details of the aforementioned transactions? If so, describe the details.

Implemented Yes

Pursuant to Articles 382 and 542-8 of the Commercial Act and the Guidelines on the Independence and Diversity of Independent Directors, the Company screens candidates in advance to prevent any person who meets the applicable disqualification criteria from being appointed as an independent director. In addition to reviewing compliance with statutory qualification requirements, the Company carefully evaluates candidates against multiple criteria, including independence, expertise, and relevant experience, and appoints individuals considered suitable for POSCO HOLDINGS as independent directors.

As stated in the above section, “(2) Transactions between the company (including its affiliates) and the independent director,” the Company prepares a confirmation form documenting the disqualification criteria for independent directors as defined in Articles 382 and 542-8 of the Commercial Act during the candidate review process. Using publicly available information on the candidates and their transaction history with the Company, POSCO HOLDINGS cross-checks each candidate against the applicable disqualification criteria and excludes any candidate whose independence is considered to be compromised.

III. Board of Directors

3-3. Qualification of Directors

①

Directors shall possess an exemplary set of ethics, business sense, and integrity, and the ability to enhance the long-term value of all shareholders and fairly represent the interests of all stakeholders.

②

Inside directors, as high-level managers of the corporation, shall have sufficient experience and knowledge related to the Company’s business, and shall be capable of making managerial decisions in a rational and appropriate manner.

③

Independent directors shall have sufficient knowledge and experience in the relevant field, such as finance, economics, management, legal, accounting, etc., and shall have no material relationship with the Company and shall be able to make decisions independently from the Company and shareholders.

Guidelines on the Independence and Diversity of Independent Directors

Guidelines on the Independence of Independent Directors

•

Independent directors are deemed independent when they meet the following criteria, and a comprehensive assessment should be conducted to determine whether they have any material relationships with the Company:

•	They have not been employed by the Company within the past five years.

•	They have not engaged in business activities as employees of the Company’s affiliates within the past three years (Article 34-5(1) of the Enforcement Decree of the Commercial Act).

•	None of their immediate family members have been employed by the Company or its subsidiaries as executives within the past three years.

•	Neither the independent directors nor their family members have received compensation equivalent to USD 100,000 or more from the Company during any 12-month period within the past three years.

•	They have not held any employment relationship with the Company’s external auditor within the past three years.

•	They are neither advisors nor consultants engaged by the Company or its management.

•

They have not been employed within the past two years by corporations that have entered into major advisory contracts with the Company, including legal or management advisory services (Article 34-5(2)G of the Enforcement Decree of the Commercial Act).

•

They have not been employed within the past two years by corporations whose aggregate transactions with the Company over the past three years amounted to 10% or more of the Company’s total assets or total sales (Article 34-5(2)A of the Enforcement Decree of the Commercial Act).

•	They have no other interests in the Company related to matters decided by the Board.

B.

Based on the above, describe any shortcomings in the efforts to appoint outside directors who do not have material interests with the company. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[305200] (Sub-principle 5-2) - Outside directors shall devote sufficient time and effort to faithfully performing their duties.

Briefly describe the company’s compliance with the above sub-principle.

Independent directors attend BOD, Board Committee, and other meetings and visit key business sites.

A.	Explain overall matters related to the job performance of outside directors, including the following:

(1)	Does the company have internal standards regarding the allowance of outside directors to hold concurrent positions with other companies? If so, describe it.

Implemented No

POSCO HOLDINGS does not maintain separate internal standards governing independent directors’ concurrent positions at other companies. However, the Company complies with the disqualification criteria for independent directors prescribed by Article 542-8 of the Commercial Act and Article 34 of its Enforcement Decree. If an independent director becomes subject to any such disqualification criterion after appointment, the director ceases to hold office. In addition, independent directors are instructed to notify the Board and the Company in advance of any other activities that could materially affect their attendance at or participation in Board meetings and related activities.

(2)	Describe the status of outside directors’ concurrent employment with other companies as of the report submission date.

As of the report submission date, the concurrent positions held by the Company’s independent directors are outlined in the table below.

The scheduled term expiration dates shown in the table below are calculated based on each director’s appointment date and applicable term of office. The actual term of each director expires on the date of the relevant AGM.

Table 5-2-1: Status of Outside Directors’ Concurrent Employment

	Audit Committee Member	Date of initial appointment	Date of term expiration	Current position	Concurrent Employment Status
					Name of the institution	Position	Term started from (Month)	Listing Status of the institution
KWON, Tae-Kyun	X	Mar. 12, 2021	Mar. 21, 2027	—	· Kumho Petrochemical · Danbit Foundation	· Independent Director · Director	· Jul. 2022 · Sep. 2024	· Listed company · Juristic foundation
YOO, Young Sook	X	Mar. 12, 2021	Mar. 21, 2027	—	· Microgen · Woori Financial Futures Foundation	· Independent Director · Director	· Mar. 2021 · Mar. 2025	· Listed company · Juristic foundation
YOO, Jin Nyoung	X	Mar. 18, 2022	Mar. 20, 2028	· CEO, ANGEL 6+	—	—	—	—
SOHN, Sung Kyu	O	Mar. 18, 2022	Mar. 20, 2028	· Professor Emeritus of Business Administration, Yonsei University	· Mission Network · Friends of National Museum of Korea	· Auditor · Director	· Mar. 2025 · Mar. 2026	· Private school foundation · Juristic foundation
Kim, Joongi	O	Mar. 17, 2023	Mar. 26, 2029	· Professor of Law, Yonsei University (Yonsei Law School)	—	—	—	—
PARK, Sung Wook	O	Mar. 21, 2024	Mar. 21, 2027	—	· SK hynix NAND Product Solutions Corp.	· Independent Director	· Mar. 2026	· Unlisted company
KIM, Jooyoun	X	Mar. 24, 2026	Mar. 26, 2029	—	· SK Innovation	· Independent Director	· Mar. 2023	· Listed company

B.	Based on the above, if an outside director is not devoting sufficient time and efforts to faithfully performing his or her duties, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

Although no areas requiring improvement have been identified, the Company’s plans are as follows.

In accordance with its criteria for identifying and evaluating independent director candidates, the Director Candidate Recommendation Committee recommends individuals who are not subject to any disqualification criteria under the Commercial Act or the NYSE listing standards and satisfy the independence requirements. The Committee also considers whether candidates possess extensive expertise and experience in relevant fields, have a sound understanding of corporate management, and can devote sufficient time to the performance of their duties as independent directors.

In 2025, the Board held nine meetings, and the Board Committees held a total of 29 meetings. In addition, the Company’s independent directors devoted sufficient time and effort to the performance of their duties by actively participating in key Board activities, including Board sessions on strategy, ESG, leadership, and strategy and performance reviews, independent director meetings, and visits to major business sites. The Company provides the necessary support to enable independent directors to effectively exercise their authority and perform their roles.

[305300] (Sub-principle 5-3) - The company shall provide outside directors with the sufficient amount of information, resources, etc. that are necessary to fulfill their duties.

Briefly describe the company’s compliance with the above sub-principle.

Independent directors are provided sufficient information, resources and training opportunities.

A.	Describe the company’s policies to support outside directors in fulfilling their duties and their specific operating status, including the following:

(1)	Has the company been providing outside directors with human and material resources and internal information? Yes

The Operating Rules of the Board provide that independent directors may seek assistance from external experts at the Company’s expense in connection with the performance of their duties. The rules also provide that the Company may reimburse independent directors for expenses necessary to perform their duties, including costs incurred in researching work-related materials and information.

Independent director candidates recommended to the AGM for initial appointment receive advance briefings on the Company’s business operations and the activities of the Board. Following their appointment at the AGM, they attend management briefings and visit major business sites to enhance their understanding of the Company’s operations. They are also provided periodically with information necessary for their participation in Board activities.

(2)	Does the company have dedicated staff to respond to outside directors’ requests for information (materials)?

There are dedicated staff members: Yes

POSCO HOLDINGS has established the Board Secretariat to provide overall support for the operation of the Board and respond to requests from independent directors. The Secretariat consists of two senior personnel (the Secretary General and a Team Head) and one staff member (a Deputy General Manager).

(3)	Does the company provide training necessary for outside directors to perform their duties? If so, describe it and the current status of the training provided.

Training is provided Yes

From 2025 through the report submission date, the Company provided specialized training and arranged visits to major business sites, as set forth below, to strengthen the expertise necessary for independent directors to perform their duties.

Training Provided to Independent Directors

Date of Training	Trainer	Key Training Topics	Attendants
Feb. 3, 2025	Securities firm analysts	• Expert session with steel and rechargeable battery industry analysts	YOO, Young Sook (Chair), KWON, Tae-Kyun (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), PARK, Sung Wook (Director)
Apr. 19, 2025	Relevant departments of POSCO International LNG Terminal	• Report on the current status of the LNG terminal business • Visits to LNG Terminals 1 and 2 and the LNG wharf	KWON, Tae-Kyun (Chair), YOO, Young Sook (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), KIM, Joongi (Director), PARK, Sung Wook (Director)
Jun. 5, 2025	Kim, Hwa Jin, Professor, Seoul National University School of Law	• External expert lecture on “Corporate Governance in Korean Companies,” followed by a discussion	KWON, Tae-Kyun (Chair), YOO, Young Sook (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), KIM, Joongi (Director), PARK, Sung Wook (Director)
Jul. 3, 2025	KIM, Jong Dae, Professor, Inha University	• External expert lecture on “Changes in Global ESG Trends and Corporate Strategic Responses,” followed by a discussion	KWON, Tae-Kyun (Chair), YOO, Young Sook (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), KIM, Joongi (Director), PARK, Sung Wook (Director)
Aug. 13, 2025	Kim & Chang	• Impact of the amendments to the Commercial Act and related response measures	KWON, Tae-Kyun (Chair), YOO, Young Sook (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), KIM, Joongi (Director), PARK, Sung Wook (Director)
Oct. 17, 2025	POSCO Future M	• Visit to POSCO Future M’s Sejong Energy Materials Research Institute and Anode Materials Plant No. 2	KWON, Tae-Kyun (Chair), YOO, Young Sook (Director), YOO, Jin Nyoung (Director), SOHN, Sung Kyu (Director), PARK, Sung Wook (Director)
Mar. 25, 2026	Relevant departments	• Overview of the steel business, energy materials business, and energy and infrastructure business • Plans for new business initiatives	KIM, Jooyoun (Director)
Mar. 26, 2026	Relevant departments	• Overview of the Group’s ESG management, mid- to long-term management strategy and 2026 plan, shareholder structure, and IR policy • Overview of the operation of the Board and the Board Committees	KIM, Jooyoun (Director)
May 19, 2026	POSCO Future M, POSCO Pilbara Lithium Solution, POSCO Lithium Solution, and POSCO HY Clean Metal	• Visit to a secondary battery company’s facilities in the Yulchon Industrial Complex and review of its business status	KIM, Jooyoun (Director)
May 20, 2026	Gwangyang Works and Park1538 Gwangyang	• Inspection of key production processes at Gwangyang Works	KIM, Jooyoun (Director)

(4)

Have there been any meetings attended only by outside directors convened separately from the Board meetings that were held between the start of the period subject to disclosure to the report submission date? If so, describe the details.

Separate meetings of outside directors are convened: Yes

To support the effective performance of independent directors’ duties, the Company convenes meetings attended exclusively by independent directors twice a year pursuant to Article 24 of the Operating Rules of the Board. Extraordinary independent director meetings may also be held as needed, including to provide advance briefings on Board agenda items or discuss matters requiring the independent directors’ consideration. The regular and extraordinary independent director meetings held from the beginning of 2025 through the report submission date are outlined in the table below.

Table 5-3-1: Details of Meetings Attended Only by Outside Directors

No.	Regular / Extraordinary	Date of meeting	No. of attending outside directors	Total No. of outside directors	Meeting agenda	Note
1	Extraordinary	Feb. 3, 2025	5	6	Briefing session with experts in the steel and rechargeable battery industries	—
2	Regular	Jun. 5, 2025	6	6	External governance expert lecture and discussion of current Board-related issues	—
3	Extraordinary	Aug. 13, 2025	6	6	Legal expert lecture on the impact of the amendments to the Commercial Act and related response measures	—
4	Extraordinary	Aug. 22, 2025	6	6	Discussion of current Board-related issues	—
5	Regular	Oct. 17, 2025	6	6	Discussion of the impact of the amendments to the Commercial Act and related response measures, and review of steel trade protection measures in major countries and their impact	—
6	Extraordinary	Dec. 16, 2025	6	6	Review of the domestic and international business environment for 2026 and discussion of measures to address challenges facing the steel and secondary battery industries	—
7	Extraordinary	May 16, 2026	7	7	Discussion of the Group’s business site inspection plan and current Group business issues	—

B.

Based on the above, describe any shortcomings in the company’s support necessary for outside directors to fulfill their duties and provide the details. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

Although no areas requiring improvement have been identified, the Company’s future plans are as follows.

POSCO HOLDINGS regularly provides all independent directors with management information, including business performance updates, investor relations materials, and legal briefings. The Company also shares information on various matters relating to its business through press releases, reports, and other formats.

For material investment matters requiring deliberation and approval by the Board, the Company provides independent directors with advance briefings before Board meetings to enhance their understanding of the relevant matters. The Company actively reflects key views expressed by independent directors during these briefings in the materials submitted to the Board. In addition, the Company periodically reports to independent directors on the progress of matters previously approved by the Board.

Board Committees, including the ESG Committee and the Finance Committee, generally meet three to four days before Board meetings to provide sufficient time for discussion of matters to be submitted to the Board and the relevant committees. If additional information is required beyond what has been provided, separate discussion sessions are arranged for the relevant committee to facilitate a thorough prior review of the matters.

[306000] (Core Principle 6) To promote active performance of duties by the outside directors, their activities shall undergo fair evaluation; and the decisions on their remuneration and reappointment shall be made on the basis of the outcomes of such evaluation.

[306100] (Sub-principle 6-1) - The evaluation of outside directors shall be done based on their individual performance, and the evaluation results reflected in the decision on their reappointment.

Briefly describe the company’s compliance with the above sub-principle.

Each year, we internally evaluate the Board’s performance to identify areas for improvement.

A.	Describe whether the evaluation of individual outside directors is conducted and the results are taken into consideration for reappointment, including the following:

(1)	Does the company evaluate outside directors individually? If so, describe the method in detail.

Outside directors are individually evaluated: Yes

The Company decided in 2024 to introduce an individual evaluation system for independent directors and began conducting such evaluations in 2025. The evaluation criteria include attendance at meetings of the Board and the Board Committees, independence, diligence, expertise, and contribution. Both self-assessments and peer assessments are conducted.

(2)	Does the company have measures to ensure fairness in the evaluation of outside directors? If so, describe them in detail.

To enhance the objectivity of the evaluation, each independent director conducts a self-assessment and participates in peer assessments of the other independent directors. The evaluation criteria and methodology are determined by the Board following deliberation involving both inside and independent directors to promote a fair evaluation process.

(3)	Does the company reflect the evaluation results of outside directors in their re-appointment?

Evaluations are reflected in the decision on the reappointment: Yes

The evaluation results are used as reference materials when considering the reappointment of independent directors.

B.

Based on the above, if the company does not conduct an evaluation of outside directors or does not reflect the evaluation results in the re-appointment decision, explain the reason(s) and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[306200] (Sub-principle 6-2) - The remuneration of outside directors shall be determined at an appropriate level, considering their evaluation results, responsibilities, risks in performing their duties, etc.

Briefly describe the company’s compliance with the above sub-principle.

The remuneration is set within the AGM-approved limit, considering the responsibilities and risks.

A.	Explain the remuneration of outside directors, including the following:

(1)	Describe the details of the remuneration policy for outside directors, background behind the establishment of the policy, and the specific basis for calculating remuneration.

A remuneration policy is established for outside directors: Yes

Pursuant to Article 388 of the Commercial Act and Article 36 of the Articles of Incorporation of POSCO HOLDINGS, director remuneration is determined within the aggregate remuneration limit approved by the AGM. Independent director remuneration is determined after considering remuneration practices at peer companies of comparable business scope and size, as well as generally accepted social standards. Details of independent director remuneration are disclosed in the Company’s annual business reports.

Overview of Independent Director Remuneration (based on the 2025 business report)

(Unit: KRW million)

Category	Number of directors	Total remuneration	Average remuneration per person
Independent directors (excluding Audit Committee members)	3	326	109
Audit Committee members	3	331	110
Note:
•	Number of persons: The number of directors (or Audit Committee members) serving as of December 31, 2025.
•

Total remuneration: The total remuneration paid to all directors (or Audit Committee members) who served at any time from January 1 through December 31, 2025, including remuneration paid to those who retired before December 31, 2025.

•	Average remuneration per person: The sum of the monthly average remuneration per director (or Audit Committee member) for 2025.

(2)	Did the company grant stock options? If so, describe the specific details regarding their quantity and exercise conditions.

Stock options are granted: No

Stock options are linked to job performance: No

The remuneration paid to independent directors does not include stock options.

B.

Based on the above, describe any shortcomings in determining the appropriate level of remuneration based on the outside directors’ evaluation results, as well as their responsibilities, risks, and other factors in performing their duties. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[307000] (Core Principle 7) The Board shall be operated efficiently and rationally to ensure that the management decisions are made in the best interests of the corporation and shareholders.

[307100] (Sub-principle 7-1) - In principle, the Board shall be convened regularly, and the Board’ operating regulations shall be prepared to specify its authority, responsibilities, operating procedures, etc.

Briefly describe the company’s compliance with the above sub-principle.

The Operating Rules set the BOD’s authority, responsibilities, procedures, and 7 meetings a year.

A.	Describe the overall operation of the Board, including the following:

(1)	Does a board meeting be convened on a regular basis? If so, describe the details of the regulations related to the operation of the Board.

Board meetings are convened on a regular basis: Yes

Regulations that govern the board operation are in place: Yes

The Board’s authority, responsibilities, and operating procedures are outlined in the Operating Rules of the Board, which are publicly available on the Company’s website.

Pursuant to Article 7 of the Operating Rules of the Board, Board meetings are classified as either regular or extraordinary meetings. As a general rule, regular Board meetings are held in January, February, March, May, August, November, and December, while extraordinary Board meetings are convened as necessary to consider urgent agenda items.

Board meetings are convened by the Chair of the Board. Each director may request that the Chair convene a Board meeting when necessary. If a director is unable to attend a meeting in person, the director may be permitted to participate in resolutions by means of remote communication that allows real-time audio transmission. A director participating by such means is deemed to have attended the meeting.

(2)	Describe the information on regular and extraordinary board meetings convened between the start of the period subject to disclosure to the report submission date.

In 2025, the Board held seven regular meetings and two extraordinary meetings. In 2026, five regular Board meetings had been held as of the report submission date. Details of the regular and extraordinary Board meetings are set forth below.

Board of Directors Held from the Start of the Fiscal Year to the Report Submission Date

No.	Item Type	Agenda	Resolution	Regular / Extraordinary	Date Held	Date Notified	Attendance /Total
1	Resolution	Mid- to Long-Term Group Business Strategy and 2025 Consolidated Business Plan	Approved as proposed	Regular	Feb. 5, 2025	Jan. 24, 2025	10/10
	Resolution	Approval of the 57th Annual Business Report and Financial Statements; Convocation of AGM	Approved as proposed
	Resolution	2025 Funding Plan	Approved as proposed
	Resolution	Amendment of Internal Accounting Management Regulations	Approved as amended
	Resolution	Improvement of Corporate Performance Evaluation and Executive Remuneration Systems	Approved as amended
	Report	2024 Consolidated Business Performance	-
	Report	2024 Internal Accounting Management System Operation Status	-
	Report	Evaluation of 2024 Internal Accounting Management System Operation Status	-
2	Resolution	Nomination of Inside Director Candidates	Approved as proposed	Regular	Feb. 19, 2025	Feb. 13, 2025	10/10
	Resolution	Partial Amendment of Articles of Incorporation	Approved as amended
	Resolution	Agenda Items for the 57th AGM	Approved as proposed
	Resolution	Treasury Share Cancellation and Treasury Share Report	Approved as proposed
	Report	Sharing of Reports from the 1st ESG Committee Meeting	-
3	Resolution	Appointment of Chair of the Board	Approved as proposed	Regular	Mar. 20, 2025	Mar. 13, 2025	10/10
	Resolution	Appointment of Representative Director and Assignment of Inside Director Positions	Approved as proposed
	Resolution	Appointment of Board Committee Members	Approved as proposed

4	Resolution	Payment of Q1 2025 Dividend	Approved as proposed	Regular	Mar. 13, 2025	Mar. 7, 2025	10/10
	Resolution	Contribution of Relief Donations for Wildfire Damage in the Yeongnam Region (Ex Post Facto Approval)	Approved as proposed
	Resolution	Extension of Payment Guarantee for NMC Loans	Approved as proposed
	Resolution	Participation in POSCO Future M Paid-in Capital Increase	Approved as proposed
	Resolution	Participation in Paid-in Capital Increase of POSCO Pilbara Lithium Solution	Approved as proposed
	Resolution	Participation in Paid-in Capital Increase of POSCO GS Eco Materials	Approved as proposed
	Resolution	Amendment of the Operating Rules of the Board of Directors	Approved as proposed
	Report	Q1 2025 Consolidated Business Performance	-
	Report	2024 Board Activities and Evaluation Results	-
5	Resolution	Sale of Equity Interests in Zhangjiagang and Qingdao	Approved as proposed	Extraordinary	Jul. 3, 2025	Jun. 26, 2025	10/10
6	Report	POSCO Group Safety Management Innovation Plan	-	Extraordinary	Aug. 6, 2025	Aug. 5, 2025	10/10
7	Resolution	Payment of Q2 2025 Dividend	Approved as proposed	Regular	Aug. 12, 2025	Aug. 6, 2025	10/10
	Resolution	Contribution for Recovery from Nationwide Torrential Rain Damage (ratified)	Approved as proposed
	Report	Implementation Status of Matters Resolved by the Board in 2025	-
	Report	Q2 2025 Consolidated Business Performance	-
	Report	Progress of the Integrated Steel Mill Project in India	-
8	Resolution	Payment of Q3 2025 Dividend	Approved as proposed	Regular	Nov. 11, 2025	Nov. 3, 2025	10/10
	Resolution	Investment in an Australian Lithium Mine	Approved as proposed
	Resolution	Contribution to Establish the Industrial Accident Family Care Foundation	Approved as proposed
	Resolution	Consolidated Q3 2025 Operating Results	-
9	Resolution	Mid- to Long-Term Group Business Strategy and 2026 Consolidated Business Plan	Approved as proposed	Regular	Dec. 8, 2025	Dec. 1, 2025	10/10
	Resolution	Establishment of the 2026 Corporate Bond Issuance Limit	Approved as proposed
	Resolution	2026 Safety and Health Plan	Approved as proposed
	Report	Results of Compliance with the 2025 Compliance Control Standards	-
	Report	Implementation Status of Matters Resolved by the Board in 2025	-

1	Resolution	Approval of the 58th Annual Business Report and Financial Statements; Convocation of AGM	Approved as proposed	Regular	Feb. 3, 2026	Jan. 27, 2026	10/10
	Report	2025 Consolidated Business Performance	-
	Report	2025 Internal Accounting Management System Operation Status	-
	Report	Evaluation of 2025 Internal Accounting Management System Operation Status	-
2	Resolution	Recommendation of Inside Director and Other Non-Executive Director Candidates	Approved as proposed	Regular	Feb. 19, 2026	Feb. 11, 2026	10/10
	Resolution	Partial Amendment of Articles of Incorporation	Approved as proposed
	Resolution	Agenda Items for the 58th AGM	Approved as proposed
	Resolution	Cancellation of Treasury Shares and Report of Treasury Shares	Approved as proposed
	Resolution	Improvements to Board Operations and Amendments to Related Rules	Approved as amended
	Report	Implementation Status of Matters Resolved by the Board in 2025	-
3	Resolution	Appointment of Chair of the Board	Approved as proposed	Regular	Mar. 24, 2026	Mar. 17, 2026	12/12
	Resolution	Appointment of Representative Director and Assignment of Inside Director Position	Approved as proposed
	Resolution	Appointment of the Board Committee Members	Approved as amended
4	Resolution	Borrowing of Policy Funds	Approved as proposed	Extraordinary	Apr. 3, 2026	Mar. 30, 2026	12/12
	Report	Mid-Term Shareholder Return Policy	-
	Report	Implementation Status of Matters Resolved by the Board in 2025	-
5	Resolution	Payment of Q1 2026 Dividend	Approved as proposed	Regular	May 12, 2026	May 4, 2026	12/12
	Resolution	Investment in DLE Demo Plant	Approved as proposed
	Resolution	Provision of a Payment Guarantee for POSCO Argentina	Approved as proposed
	Resolution	Execution of a Construction Contract for the Main Building of the POSCO Global Center	Approved as proposed
	Resolution	Establishment of the Aggregate Transaction Limit with POSCO	Approved as proposed
	Report	Q1 2026 Business Performance	-
	Report	Joint Venture for an Integrated Steel Mill Project in India	-
	Report	Board Activity Performance and Assessment Results for 2025	-
	Report	Evaluation of Independent Director Activities and Plans for Utilizing the Evaluation Results	-
	Report	Implementation Status of Matters Resolved by the Board	-

Table 7-1-1: Details of the Board Meetings Convened

Type	No. of meetings convened	Average period between agenda notification and meeting date (Days)	Average attendance rate of directors (%)
Regular	11	7	100
Extraordinary	3	4	100

B.	Describe the policies that the company provides to assist the Board in making the best decisions, including the following:

(1)	Did the company establish the remuneration policy linked to each executive officer’s performance and disclose it?

The remuneration policy for executive officers is in place: Yes

The remuneration policy is disclosed: Yes

The Company’s executive remuneration policy is determined by the general meeting of shareholders and the Board. Management performance bonuses, which form part of executive remuneration, are linked to performance. The Evaluation & Compensation Committee, a specialized committee under the Board of Directors composed entirely of independent directors, evaluates management performance and determines the applicable payout rates through deliberations conducted without management present. The Committee then reports the matters deliberated to the Board for final approval. The executive remuneration policy is disclosed in the Company’s annual business reports and semi-annual reports to provide transparency regarding the policy and related procedures.

(2)	Did the company take out the Directors & Officers Liability Insurance policy?

The company took out the insurance policy: Yes

In February 1999, following a report to the Board, POSCO HOLDINGS obtained directors’ and officers’ liability insurance to reduce the potential liability exposure of its executives and enable them to focus on the performance of their management duties. The policy has since been renewed annually. The insurance does not cover liabilities arising from criminal lawsuits involving charges of malpractice or other criminal conduct, to prevent its misuse as a means of avoiding accountability by directors.

(3)	Does the company consider the interests of stakeholders that affect its continued growth and medium- to long-term interests?

Stakeholders are taken into consideration: Yes

Since 2022, POSCO HOLDINGS has hosted the Stakeholder Roundtable annually to identify stakeholders’ needs and expectations and incorporate them into its business operations. The Stakeholder Roundtable is an annual meeting to which key stakeholders, including investors, customers, and suppliers, are invited to discuss material issues with the Company’s executives, review the Company’s responses to those issues, and exchange views on potential improvements.

The outcomes of these discussions are considered together with stakeholder inquiries received throughout the year and assessments by external organizations in conducting the Company’s materiality assessment. The highest-priority issues identified through this process are reported to the Board, which formally selects them as “Key ESG Issues.” These issues are then incorporated into its mid- to long-term KPIs and are systematically managed. Progress and improvements are disclosed on its website through its annual sustainability reports.

C.

Based on the above, describe any shortcomings such as a lack of the Board operating regulations that provide the basis for convening the Board meetings on a regular basis, or a failure to notify the convocation of Board meetings sufficiently in advance. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

Although no areas requiring improvement have been identified, the Company’s plans are as follows.

POSCO HOLDINGS holds both regular and extraordinary Board meetings. As a general rule, regular Board meetings are held in January, February, March, May, August, November, and December. As described in Sub-principle 7-1(a)(2), “Information on Regular and Extraordinary Board Meetings,” the Company endeavors to hold its regular Board meetings in accordance with this schedule.

[307200] (Sub-principle 7-2) - The Board shall keep detailed minutes of each meeting and disclose the activities of individual directors, including their attendance at meetings, whether they voted for or against each agenda item, etc.

Briefly describe the company’s compliance with the above sub-principle.

We keep detailed minutes and disclose directors’ attendance and voting records in periodic reports.

A.	Describe the creation and preservation of the records of Board meetings and disclosure of the activities of individual directors, including the following:

(1)	Does the company create and preserve detailed minutes and transcriptions of the Board meetings? Does it have applicable regulations regarding the creation and preservation of the records?

Implemented Yes

Pursuant to Article 15 of the Operating Rules of the Board, POSCO HOLDINGS prepares minutes of the proceedings of each Board meeting. The original minutes are retained by the department responsible for Board administration, while copies are retained by the departments responsible for the relevant matters. Both the originals and copies are retained for 10 years.

(2)	Does the company record the main content of the discussions and resolutions made at the Board meetings by each individual director?

Implemented Yes

The minutes of each Board meeting record, where necessary, the views expressed by individual directors, as well as the agenda items, a summary of the proceedings, the resolutions adopted, and the names of any dissenting directors and the reasons for their dissent. The minutes are signed or affixed with seals by the directors present.

(3)	Give the details about individual directors’ attendance at the Board meetings and the approval rate of each agenda item over the last three years.

The table below shows each director’s attendance at Board meetings between the start of the period subject to disclosure and the report submission date, as well as each director’s Board meeting attendance rate and approval rate for agenda items for each of the three most recent fiscal years.

Table 7-2-1: Directors’ Attendance at the Board Meetings and Approval Rate of Agenda Items for the Last Three Years

Name	Type	Years of service on the Board	Attendance Rate (%)				Approval Rate (%)
			3-Year Average	Last 3 Years			3-Year Average	Last 3 Years
				Current Year	Previous Year	Year Before Last		Current Year	Previous Year	Year Before Last
CHANG, In Hwa	Inside	Mar. 21, 2024 – Present	100	100	100		100	100	100
LEE, Ju Tae	Inside	Mar. 20, 2025 – Present	100	100			100	100
CHUNG, Seok Mo	Inside	Mar. 24, 2026 – Present
KIM, Ki Soo	Inside	Mar. 21, 2024 – Present	100	100	100		100	100	100
LEE, Hee Geun	Other non-executive	Mar. 24, 2026 – Present
YOO, Young Sook	Independent	Mar. 12, 2021 – Present	100	100	100	100	100	100	100	100
KWON, Tae-Kyun	Independent	Mar. 12, 2021 – Present	97	100	90	100	100	100	100	100
YOO, Jin Nyoung	Independent	Mar. 18, 2022 – Present	100	100	100	100	100	100	100	100
SOHN, Sung Kyu	Independent	Mar. 18, 2022 – Present	100	100	100	100	100	100	100	100
KIM, Joongi	Independent	Mar. 17, 2023 – Present	100	100	100	100	100	100	100	100
PARK, Sung Wook	Independent	Mar. 21, 2024 – Present	100	100	100		100	100	100
KIM, Jooyoun	Independent	Mar. 24, 2026- Present
CHUN, Sung Lae	Inside	Mar. 21, 2024- Mar. 24, 2026	100	100	100		100	100	100
KIM, Jun Hyung	Inside	Mar. 21, 2024 – Mar. 20, 2025	100		100		100		100
JEONG, Ki Seop	Inside	Mar. 17, 2023 – Mar. 20, 2025	100		100	100	100		100	100

CHOI, Jeong Woo	Inside	Mar. 11, 2016 – Mar. 9, 2018; Jul. 27, 2018 – Mar. 21, 2024	92	67	100	100	100	100
KIM, Ji Yong	Inside	Mar. 17, 2023 – Mar. 21, 2024	100	100	100	100	100	100
YOO, Byeong Og	Inside	Mar. 18, 2022 – Mar. 21, 2024	100	100	100	100	100	100
KIM, Hag Dong	Other non-executive	Mar. 18, 2022 – Mar. 21, 2024	100	100	100	100	100	100
KIM, Sung Jin	Independent	Mar. 9, 2018- Mar. 21, 2024	100	100	100	100	100	100
PARK, Heui Jae	Independent	Mar. 15, 2019 – Mar. 21, 2024	100	100	100	100	100	100

(4)	Does the company disclose the activities of individual directors aside from regular disclosures? If so, describe the details and its method.

Disclosed Yes

In addition to its periodic disclosures through quarterly, semi-annual, and annual reports, the Company publishes a sustainability report once a year. The report provides detailed information on the Board-related activities of each independent director and is available on the Company’s website at the following link:

http://www.posco-inc.com/poscoinc/v4/kor/esg/s91e4000400c.jsp

B.

Based on the above, describe any shortcomings in creation and preservation of the records of the Board meetings and disclosure of the activities of individual directors. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[308000] (Core Principle 8) For an efficient operation, the Board shall establish internal committees which are responsible for the performance of specific functions and roles.

[308100] (Sub-principle 8-1) - A majority of the members of the committees of the Board shall be outside directors, with the Audit Committee and the Compensation (Remuneration) Committee consisting entirely of outside directors.

Briefly describe the company’s compliance with the above sub-principle.

Independent directors form a majority on every Board committee and fully comprise 4 committees.

A.	Describe the composition of the members of committees of the Board, including the following:

(1)	Do outside directors make up a majority of each committee of the Board?

Implemented Yes

Independent directors constitute a majority of the members of every specialized committee established under the Board of Directors. Following amendments to the Articles of Incorporation and the Operating Rules of the Board in March 2024, the Company operates six Board Committees as of the report submission date: the ESG Committee, Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Finance Committee, Audit Committee, and CEO Candidate Pool Management Committee. For further information on the establishment, principal roles, and composition of these Board Committees, please refer to Sub-principle 4-1.

(2)	Are the Audit Committee and the Remuneration (Compensation) Committee composed entirely of outside directors?

Implemented Yes

The Audit Committee, Director Candidate Recommendation Committee, Evaluation & Compensation Committee, and CEO Candidate Pool Management Committee are composed entirely of independent directors to maintain independence in their decision-making.

B.	Based on the above, describe any shortcomings in the composition of the committees of the Board. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[308200] (Sub-principle 8-2) - The organization, operation, and authority of all committees shall be explicitly stipulated in the text, and the committees shall report their resolutions to the Board.

Briefly describe the company’s compliance with the above sub-principle.

The Operating Rules set the composition, operation, authority, and reporting duties of committees.

A.	Describe the organization and operation of the committees of the Board, including the following:

(1)	Does the company have the explicit provision on the organization, operation, and authority of the committees of the Board? If so, describe it in detail.

The company has the express provision: Yes

Pursuant to applicable laws, Articles 38-2 and 45 of the Articles of Incorporation provide the basis for delegating certain authority of the Board to the Board Committees. In addition, Chapter 4 of the Operating Rules of the Board sets forth procedures governing the composition, convening, and notice requirements of the Board Committees. Article 20 of the Operating Rules of the Board and the attached table specify the matters to be submitted to each Board Committee, and matters delegated by the Board are decided by the relevant Board Committee.

As of the report submission date, the Company operates six Board Committees: the ESG Committee, Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Finance Committee, Audit Committee, and CEO Candidate Pool Management Committee. Of these, the establishment of the Director Candidate Recommendation Committee and the Audit Committee is required under the Commercial Act. The other four specialized committees were established voluntarily by the Board to enhance the Board’s expertise, independence, and efficiency.

The Finance Committee and the Audit Committee include members with professional experience in industry, accounting, or finance, while the ESG Committee includes an environmental expert. To maintain expertise in the relevant fields, the Company seeks to minimize changes in committee membership during directors’ terms of office. As of the report submission date, the composition, duties, and authority of each Board Committee are as follows:

1. ESG Committee

1) Composition: Three independent directors and one inside director (KIM, Joongi, Chair; YOO, Young Sook, Member; KWON, Tae-Kyun, Member; and CHUNG, Seok Mo, Member)

2) Duties and Authority: Monitoring the implementation of ESG-related matters and publishing relevant reports; reviewing or conducting prior reviews of internal transactions under the Monopoly Regulation and Fair Trade Act; and deliberating on matters relating to the operation of the Board and the Board Committees, among other matters.

2. Director Candidate Recommendation Committee

1) Composition: Three independent directors (SOHN, Sung Kyu, Chair; YOO, Jin Nyoung, Member; and KIM, Joongi, Member)

2) Duties and Authority: Reviewing the qualifications of independent director candidates and recommending qualified candidates to the general meeting of shareholders, among other matters.

3. Evaluation & Compensation Committee

1) Composition: Four independent directors (YOO, Young Sook, Chair; YOO, Jin Nyoung, Member; PARK, Sung Wook, Member; and KIM, Jooyoun, Member)

2) Duties and Authority: Matters concerning the evaluation of management and the implementation of remuneration plans, among other matters.

4. Finance Committee

1) Composition: Three independent directors and one inside director (KWON, Tae-Kyun, Chair; PARK, Sung Wook, Member; KIM, Jooyoun, Member; and LEE, Ju Tae, Member)

2) Duties and Authority: Conducting prior reviews and approving investment-related matters, among other matters.

5. Audit Committee

1) Composition: Three independent directors (PARK, Sung Wook, Chair; SOHN, Sung Kyu, Member; and KIM, Joongi, Member)

2) Duties and Authority: Auditing the performance of directors’ duties and investigating the Company’s business and asset status, among other matters.

6. CEO Candidate Pool Management Committee

1) Composition: All independent directors (YOO, Jin Nyoung, Chair; YOO, Young Sook, Member; KWON, Tae-Kyun, Member; SOHN, Sung Kyu, Member; KIM, Joongi, Member; PARK, Sung Wook, Member; and KIM, Jooyoun, Member)

2) Duties and Authority: Conducting prior reviews of the basic qualification requirements established by the Board for the CEO candidate pool.

(2)	Are the resolutions of the committees be reported to the Board?

Reported Yes

Pursuant to Article 21 of the Operating Rules of the Board, each Board Committee notifies all directors of the resolutions it adopts, except for resolutions adopted pursuant to authority vested in the committee under applicable laws and regulations. If a director objects to a resolution of a Board Committee, the director may, within two business days of receiving notice thereof, request that a Board meeting be convened so that the Board may reconsider and resolve on the matter.

(3)	Describe the status of reporting the resolutions of each committee of the Board between the start of the period subject to disclosure to the report submission date.

As of the report submission date, the Company operates six Board Committees: the ESG Committee, Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Finance Committee, Audit Committee, and CEO Candidate Pool Management Committee. The table below sets forth the status of resolutions adopted by each Board Committee and reported to the Board between the start of the period subject to disclosure and the report submission date.

Details of Audit Committee meetings are provided in Sub-principle 9-2(1).

Note:

A total of three discussion sessions excluding formal committee meetings were held at the Director Candidate Recommendation Committee on June 5, 2025, July 9, 2025, and August 12, 2025 during the relevant period.

Table 8-2-1: Director Recommending Committee Meetings Convened

		Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
					Type	Content
Director Nomination_2025_1st	1	Jan. 3, 2025	3	3	Resolution	Qualification Screening of Independent Director Candidates	Approved	O
Director Nomination_2025_2nd	1	Feb. 19, 2025	3	3	Resolution	Recommendation of Independent Director Candidates	Approved	O
	2	Feb. 19, 2025	3	3	Resolution	Qualification Screening of Independent Director Candidates [prior deliberation]	Other	O
	3	Feb. 19, 2025	3	3	Resolution	Appointment of Board Committee Members for 2025 [prior deliberation]	Other	O
Director Nomination_2025_3rd	1	Mar. 20, 2025	3	3	Resolution	Appointment of the Representative Director [prior deliberation]	Other	O
Director Nomination_2025_4th	1	Aug. 12, 2025	3	3	Resolution	Operation of the Independent Director Candidate Recommendation Advisory Panel	Approved	O
Director Nomination_2025_5th	1	Oct. 28, 2025	3	3	Resolution	Qualification Review of Independent Director Candidates [meeting recessed]	Approved	O
	2	Nov. 05, 2025	3	3	Resolution	Qualification Review of Independent Director Candidates [meeting resumed]	Approved	O
Director Nomination_2026_1st	1	Feb. 19, 2026	3	3	Resolution	Recommendation of Independent Director Candidates	Approved	O
	2	Feb. 19, 2026	3	3	Resolution	Recommendation of Independent Director and Other Non-Executive Director Candidates [prior deliberation]	Other	O
	3	Feb. 19, 2026	3	3	Resolution	Appointment of Board Committee Members for 2026 [prior deliberation]	Other	O
Director Nomination_2026_2nd	1	2026-03-24	3	3	Resolution	Appointment of the Representative Director [prior deliberation]	Other	O

Table 8-2-2: Risk Management Committee Meetings Convened

	Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
				Type	Content
N/A

Table 8-2-3: Internal Transaction Committee Meetings Convened

	Date of meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
				Type	Content
N/A

(4)	Provide details of other committees of the Board (utilize the table above as needed)

ESG Committee Held (2025-report submission date)

		Date of Meeting	No. of Attendees	Quota	Agenda		Approval	Reported to the Board
					Type	Content
ESG_1st, 2025	1	Feb. 13, 2025	4	4	Resolution	Contribution to POSCO Educational Foundation	Approved	O
	2		4	4	Report	Greenwashing Review Committee Promotion Plan	-	-
	3		4	4	Report	ESG Internal Control System Establishment Plan	-	-
	4		4	4	Report	Group Human Rights Management Declaration Announcement Plan	-	-
ESG_2nd, 2025	1	May 8, 2025	4	4	Resolution	Participation in POSCO Future M Capital Increase [prior deliberation]	Other	O
	2		4	4	Resolution	Participation in POSCO Pilbara Lithium Solution Capital Increase [prior deliberation]	Other	O
	3		4	4	Resolution	Revision of the Operating Rules of the Board of Directors [prior deliberation]	Other	O
	4		4	4	Resolution	2024 Sustainability Report Publication Plan	Approved	O
	5		4	4	Report	Q1 2025 Group ESG Performance	-	-
ESG_3rd, 2025	1	Aug. 6, 2025	4	4	Resolution	Selection of a Contractor and Execution of a Construction Contract for Site III of the POSCO Global Center (PGC)	Not approved	O
	2		4	4	Resolution	Investment in the AC Fund to Identify New Business Opportunities	Approved	O
	3		4	4	Report	Q2 2025 Group ESG Performance	-	-
	4		4	4	Report	Operating Status of the H1 2025 Fair Trade Compliance Program (CP)	-	-
ESG_4th, 2025	1	Nov. 5, 2025	4	4	Resolution	Participation in POSCO Argentina’s Capital Increase for the Acquisition of Mining Rights	Approved	O
	2		4	4	Resolution	Execution of a Construction Contract for Site III of the POSCO Global Center	Approved	O
	3		4	4	Resolution	Contribution to Establish the Foundation for the Care of Families of Industrial Accident Victims [prior review]	Other	O
	4		4	4	Report	Q3 2025 Group ESG Performance	-	-
ESG_5th, 2025	1	Dec. 4, 2025	4	4	Resolution	2026 POSCO and POSCO Brand Usage Agreement	Approved	O
	2		4	4	Resolution	2026 POSCO Center Lease Agreement	Approved	O
	3		4	4	Resolution	Donation to The Korea Society	Approved	O
	4		4	4	Resolution	Year-End Donation for Community Support	Approved	O
	5		4	4	Report	Operating Status of the H2 2025 Fair Trade Compliance Program (CP)	-	-
ESG_1st, 2026	1	Jan 22, 2026	4	4	Report	Results of the Review of the Utilization Plan for PT. BIA’s Carbon Reduction Credits	-	-
	2		4	4	Report	Measures to Reduce the Number of ESG Disclosure Indicators for Operating Companies	-	-
ESG_2nd, 2026	1	Feb 13, 2026	4	4	Resolution	Improvements to Board Operations and Amendments to Related Regulations [prior review]	Other	O
	2		4	4	Report	2026 POSCO Group ESG Management Implementation Plan	-	-
	3		4	4	Report	2026 POSCO Group Human Rights Management Implementation Plan	-	-
ESG_3rd, 2026	1	May 7, 2026	4	4	Resolution	2025 Sustainability Report Publication Plan	Approved	O
	2		4	4	Resolution	Contribution to the POSCO Education Foundation	Approved	O
	3		4	4	Resolution	Provision of a Payment Guarantee for POSCO Argentina [prior review]	Other	O
	4		4	4	Resolution	Execution of a Construction Contract for the Main Building of the POSCO Global Center [prior review]	Other	O
	5		4	4	Report	Q1 2026 Group ESG Performance	-	-

Evaluation & Compensation Committee Held (2025-report submission date)

		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
Evaluation_1st, 2025	1	Jan. 22, 2025	4	4	Other	Improvement of the Company’s Performance Evaluation and Executive Compensation System	Other	O
Evaluation_2nd, 2025	1	Feb. 5, 2025	4	4	Resolution	2024 Company-Wide Performance Evaluation	Approved	O
Evaluation_3rd, 2025	1	Feb. 19, 2025	4	4	Resolution	2025 Performance Evaluation and Long-Term Evaluation Plan (2025-2027)	Approved	O
Evaluation_1st, 2026	1	Feb. 4, 2026	4	4	Resolution	2025 Company-Wide Performance Evaluation	Approved	O
Finance Committee Held (2025-report submission date)
		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
Finance_1st, 2025	1	Jan. 23, 2025	4	4	Resolution	2025 Financing Plan [prior review]	Other	O
Finance_2nd, 2025	1	May 8, 2025	4	4	Resolution	Participation in the Capital Increase of POSCO Future M [prior review]	Other	O
			4	4	Resolution	Participation in the Capital Increase of POSCO Pilbara Lithium Solution [prior review]	Other	O
Finance_3rd, 2025	1	Jul. 2, 2025	4	4	Resolution	Sale of Equity Interests in Zhangjiagang and Qingdao [prior review]	Other	O
Finance_4th, 2025	1	Aug. 12, 2025	4	4	Report	Analysis of the 2025 Earnings Outlook and Financial Risks of POSCO HOLDINGS and Major Operating Companies	-	-
	2	Aug. 12, 2025	4	4	Report	Financial Effects of Capital Increases by Three Energy Materials Subsidiaries	-	-
Finance_5th, 2025	1	Nov. 5, 2025	4	4	Resolution	Investment in an Australian Lithium Mine [prior review]	Other	O
Finance_6th, 2025	1	Dec. 8, 2025	4	4	Resolution	Establishment of the 2026 Corporate Bond Issuance Limit [prior review]	Other	O
Finance_1st, 2026	1	Apr. 3, 2026	4	4	Resolution	Borrowing of Policy Funds [prior review]	Other	O
Finance_2nd, 2026	1	May 12, 2026	4	4	Resolution	Investment in a DLE Demonstration Plant [prior review]	Other	O
	2	May 12, 2026	4	4	Resolution	Provision of a Payment Guarantee for POSCO Argentina [prior review]	Other	O
CEO Candidate Pool Management Committee Held (2025-report submission date)
		Date of meeting	No. of Attendees	Total Members	Agenda		Approval	Reported to the Board
					Type	Content
CEO_1st, 2025	1	May 8, 2025	6	6	Resolution	Results of H1 2025 President & Representative Director Candidate Pooling	Approved	-
			6	6	Resolution	Enhancement Plan for Internal CEO Candidate Development	Approved	-
CEO_2nd, 2025	1	Nov. 27, 2025	6	6	Resolution	Results of President & Representative Director Candidate Pooling	Approved	-
CEO_1st, 2026	1	May 8, 2026	6	6	Resolution	Results of President & Representative Director Candidate Pooling	Approved	-
	2		6	6	Resolution	Development Plan for Internal CEO Candidate Pool in 2026	Approved	-

B.

Based on the above, describe any shortcomings in the establishment of explicit provisions for operation of the committees of the Board or in the reporting of the resolutions to the Board. Explain the reason(s) for the shortcomings and plans for improvement.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[400000] 4. Audit Systems

[409000] (Core Principle 9) Internal auditing bodies, such as the audit committee and auditors, shall perform their auditing duties faithfully by maintaining independence from the management and controlling shareholders, and the details of key activities of internal auditing bodies shall be disclosed.

[409100] (Sub-principle 9-1) - Internal auditing bodies, such as the audit committee and auditors, shall be independent and have expertise.

Briefly describe the company’s compliance with the above sub-principle.

The Committee has 3 independent directors, including 1 finance expert who meets legal requirements.

A. Describe the composition of the internal auditing bodies, including the following:

(1)	Describe the composition of the internal auditing bodies.

The Audit Committee is in place: Yes

Pursuant to the Articles of Incorporation and the Operating Rules of the Audit Committee, the Audit Committee is composed entirely of at least three independent directors. In accordance with the Commercial Act, at least one member must qualify as an accounting or finance expert.

Table 9-1-1: Composition of the Internal Auditing Bodies

	Composition		Audit-related experience and qualifications	Note
	Job position	Type
SOHN, Sung Kyu	Chair	Independent

– Mar. 2025–Present: Professor Emeritus of Business Administration, Yonsei University

– Jan. 1993–Feb. 2025: Professor of Business Administration, Yonsei University

– Mar. 2019–Mar. 2025: Independent Director, Samsung Asset Management

– Jan. 2016–Dec. 2017: President, Korean Accounting Association

– 2013-2015: Distinguished Professor, Samil PwC-Korea Accounting Association

– Jan. 2011–Dec, 2013: Non-Standing Commissioner, Korea Securities and Futures Commission

– Jan. 2008–Oct. 2010: Non-standing Member, Korean Accounting Standards Board

– 1992: PhD in business administration, Northwestern University, USA

– Mar. 20, 2025 (AGM): Re-appointed as a member of the Audit Committee
YOO, Jin Nyoung	Member	Independent

– Jan. 2019–Present: CEO, ANGEL 6+

– Jan. 2017–Dec. 2018: CTO & President, LG Chem

– Dec. 2013–Dec. 2016: Chief Director & President, Research Park, LG Chem

– Jan. 2005–Nov. 2013: Head, Research Park (EVP), LG Chem

– 1990: PhD in polymer engineering, Lehigh University

– Mar. 20, 2025 (AGM): Concluded term as a member of the Audit Committee (at the AGM)
PARK, Sung Wook	Member	Independent

– Dec. 2022–Mar. 2025: Chairperson of the Board, National Academy of Engineering of Korea

– Jan. 2015–Present: Member, NAEK

– Jan. 2019–Dec. 2022: Management Advisor and Vice Chairperson, SK hynix

– Mar. 2016–Feb. 2019: Chairperson, Korea Semiconductor Industry Association (KSIA)

– Feb. 2013–Dec. 2018: President & Representative Director; later Vice Chairman, SK hynix

– Mar. 2005–Jan. 2013: Head, Research Institute, Hynix Semiconductor (EVP)

– Jul. 2001–Feb. 2005: Head, HSA Overseas Division, Hynix Semiconductor (SVP)

– 1992: PhD in materials engineering, KAIST

– Mar. 21, 2024 (AGM): Newly appointed as a member of the Audit Committee
KIM, Joongi	Member	Independent

– 2008–Present: Professor of Law, Yonsei University (Yonsei Law School)

– 2024–Present: Co-Chair, Asia Pacific Arbitration Group, International Bar Association (IBA APAG)

– 2021–Present: Member, International Court of Arbitration, International Chamber of Commerce (ICC)

– Mar. 2018–Present: Member, International Arbitration Committee, KCAB International, Korean Commercial Arbitration Board

-  Mar. 2013–Present: Panel of Arbitrators, International Centre for Settlement of Investment Disputes, World Bank

– Mar. 1998–Feb. 2008: Professor, Graduate School of International Studies, Yonsei University

– Mar. 2003–Feb. 2007: Founding Executive Director, Hills Governance Center in Korea, Yonsei University-World Bank-CSIS

– Mar. 1995–Feb. 1998: Professor of Law, Hongik University

– Jun. 1992–Feb. 1995: Attorney, Foley & Lardner LLP, Washington, DC, USA

– 1992: PhD in law, Georgetown University, USA

– Mar. 20, 2025 (AGM): Newly appointed as a member of the Audit Committee

(2)	Describe the policies for ensuring independence and expertise of the internal auditing bodies

Accounting or finance experts are included in the Committee: Yes

The Audit Committee is composed entirely of independent directors, including at least one accounting or finance expert as prescribed by the Commercial Act. In performing its audit duties, the Committee maintains objectivity by operating independently of the Board, management, and other executive bodies in accordance with applicable laws and regulations. The Company complies with all applicable legal requirements intended to maintain the Audit Committee’s independence and expertise. To support the appointment of qualified members, the Independent Director Candidate Recommendation Advisory Panel, a non-Board advisory body, and the Director Candidate Recommendation Committee, a specialized committee under the Board of Directors, independently identify and recommend candidates from academia, industry, the legal profession, and other relevant fields, including candidates who satisfy the statutory accounting expertise requirement. Audit Committee members are appointed at the AGM.

Pursuant to Article 542-11 of the Commercial Act, the Company is required to establish an Audit Committee and has established and operates such a committee accordingly. As the Company does not separately appoint a standing statutory auditor, provisions concerning the concurrent positions of a standing statutory auditor are not applicable. The Audit Committee satisfies all requirements under the Commercial Act governing the appointment and qualifications of its members.

Appointment Requirements	Compliance Status	Relevant Laws
The Audit Committee must consist of three or more directors.	Complied (Three directors appointed)	Article 415-2(2) of the Commercial Act
The Audit Committee must be composed of at least two-thirds independent directors.	Complied (Composed entirely of independent directors)
The Audit Committee must include at least 1 accounting or financial expert.	Complied	Article 542-11(2) of the Commercial Act
The Audit Committee must be chaired by an independent director.	Complied
Other statutory disqualification requirements must be satisfied.	Complied (Not applicable)	Article 542-11(3) of the Commercial Act

B.	Describe the operation of the internal auditing bodies, including the following:

(1)	Does the company have separate regulations governing the operational objectives, organization, authority, and responsibilities of the internal auditing bodies? If so, describe them with the details.

Regulations regarding the internal auditing bodies are in place: Yes

The Audit Committee operates independently of management and controlling shareholders pursuant to the Articles of Incorporation and the Operating Rules of the Audit Committee. Under the Operating Rules, the Audit Committee audits the performance of directors’ duties, including the Company’s accounting and business operations. It may require directors to report on the Company’s business and may investigate the Company’s business and asset status. If a director engages in an act in violation of applicable laws or the Articles of Incorporation and there is a concern that the act may cause irreparable damage to the Company, the Audit Committee may, on behalf of the Company, demand that the director cease such act. The Audit Committee is also required to report to the Board if it determines that a director has engaged in, or is likely to engage in, an act in violation of applicable laws or the Articles of Incorporation. If the members of the Audit Committee neglect their duties, they are jointly and severally liable to the Company for resulting damages.

(2)	Does the company provide training necessary to perform the audit?

Training is provided for the auditing bodies: Yes

The training provided to Audit Committee members between the start of the period subject to disclosure and the report submission date is set forth below. In 2026, the Company plans to continue providing training on the enactment and amendment of relevant regulations and other related matters.

Date of Training	Trainer	Key Training Topic	Remarks
Apr. 10, 2025	EY Hanyoung	• Roles and responsibilities of the Audit Committee • Latest trends in internal accounting management system	KIM, Joongi (Newly Appointed Member): Attended
Apr. 24, 2025	Relevant POSCO departments	• Overview of overseas steel subsidiaries	-
Jun. 9, 2025	POSCO HOLDINGS	• Internal accounting management system	-
Jun. 26, 2025	EY Hanyoung, Samil PwC, Deloitte Anjin, and Samjong KPMG	• Key audit matters and major cases subject to accounting review	KIM, Joongi (Member): Absent due to an overseas business trip.
Oct. 21, 2025	EY Hanyoung	• Trade risks and business innovation	-
Nov. 13, 2025	Relevant departments of POSCO HOLDINGS	• Corporate Governance Report framework, supervisory direction, and amendments to the guidelines	-
Apr. 23, 2026	Relevant departments of POSCO INTERNATIONAL	• Internal accounting management system	-

(3)	Does the company provide external expert advisory support to the Audit Committee? If so, describe the details of that support.

External advisory support is provided: Yes

Pursuant to the Articles of Incorporation and the Operating Rules of the Audit Committee, the Audit Committee may obtain advice from external experts at the Company’s expense when necessary. If the external auditor notifies the Audit Committee that the Company has violated applicable accounting standards, the Audit Committee may appoint an external expert, at the Company’s expense, to investigate the violation and related matters. Based on the findings of the investigation, the Audit Committee may require the Company’s representative director to take corrective or other appropriate action.

(4)	Does the company have regulations on the investigation of fraudulent acts of management, and provide necessary information, expenses, etc. to the internal auditing bodies?

Regulations on an investigation procedure has been established: Yes

Pursuant to the Operating Rules of the Audit Committee and the Articles of Incorporation, the Audit Committee may audit the performance of directors’ duties, require directors to report on the Company’s business, and investigate the Company’s business and asset status. The Company bears the expenses incurred in connection with the Audit Committee’s activities, and the Committee may obtain advice from external experts at the Company’s expense when necessary.

Pursuant to the Operating Rules of the Audit Committee, if a director engages in an act in violation of applicable laws or the Articles of Incorporation and there is a concern that the act may cause irreparable damage to the Company, the Audit Committee may, on behalf of the Company, demand that the director cease such act. The Audit Committee is also required to report the matter to the Board if it determines that a director has engaged in, or is likely to engage in, an act in violation of applicable laws or the Articles of Incorporation. If the external auditor notifies the Audit Committee that the Company has violated applicable accounting standards, the Audit Committee must appoint an external expert, at the Company’s expense, to investigate the violation and related matters. Based on the findings of the investigation, the Audit Committee must require the Company’s representative director to take corrective or other appropriate action.

(5)	Does the company have procedures for the internal auditing bodies to access information relating to matters that could significantly impact corporate management?

Procedures for the internal auditing bodies to access information are in place: Yes

Article 4 of the Operating Rules of the Audit Committee sets forth the Audit Committee’s authority to require business reports and investigate the Company’s business and asset status. Accordingly, the Audit Committee may require directors to report on the Company’s business, investigate the Company’s business and asset status, and obtain advice from experts at the Company’s expense. In addition, pursuant to the Operating Rules of the Audit Committee, the Chair of the Audit Committee may request any person deemed necessary for the deliberation of an agenda item to attend a Committee meeting, and such person must attend unless there are special circumstances.

C.	Describe the organization that supports the internal auditing bodies, including the following:

(1)	Has the company installed an organization that supports the internal auditing bodies?

A supporting organization is in place: Yes

To support the Audit Committee in the effective performance of its audit duties, the Company maintains the Corporate Audit Office under the Corporate Ethics Division as an internal audit support unit. Through the Corporate Audit Office, the Audit Committee may inspect and review documents relating to material business matters and perform any other procedures it deems necessary. As of the end of 2025, the Corporate Audit Office consisted of eight employees, including one executive serving as Head of the Office, a certified public accountant, and professionals with expertise in business management. Operating independently of management and controlling shareholders, the Corporate Audit Office supports the operation and activities of the Audit Committee; conducts financial and accounting audits, including those relating to consolidated financial statements; evaluates the internal accounting management system; conducts and supports audits of domestic and overseas Group companies; and establishes ethical management policies and improves related systems. To maintain its independence from management, the Corporate Audit Office reports the results of its activities directly to the Audit Committee on a regular basis.

(2)	Does the company ensure the independence of the organization supporting the internal auditing bodies?

The independence of the supporting organization is secured: Yes

The Audit Committee maintains its independence from management by having the authority to consent to the appointment and dismissal of the Head of the Corporate Audit Office under the Corporate Ethics Division. In November 2025, the operational status of internal audit personnel at the general staff level was reported to the Audit Committee as part of the Company’s efforts to strengthen the independence of the internal audit support unit. In addition, pursuant to Article 8 of the Internal Audit Guidelines, internal audit personnel perform their duties from an independent position.

D.

Describe whether the remuneration of Audit Committee members and auditors is commensurate with their statutory responsibilities and is at a level that supports the faithful performance of their duties, including the following:

(1)	Does the company have an independent remuneration policy for Audit Committee members and auditors?

An independent remuneration policy is in place: No

The remuneration of Audit Committee members, all of whom are independent directors, is determined by taking into account remuneration practices at other companies with comparable duties and scale, as well as prevailing social standards.

(2)	Suggest the remuneration ratio between outside directors who are Audit Committee members or the auditor and those who are not.

Remuneration ratio 1.01

The remuneration of Audit Committee members and independent directors who do not serve on the Audit Committee is generally the same, although some differences may arise depending on the number of Board Committee meetings attended.

E.	Based on the above, describe any shortcomings in securing the independence and expertise of the internal auditing bodies. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

(3)	(If an audit committee has not been installed) Describe the reason(s) for not installing it. Does the company have plans to establish one in the future? If so, describe the details.

-

[409200] (Sub-principle 9-2) – Internal auditing bodies, such as the audit committee, auditors etc., shall diligently perform audit-related duties, including convening regular meetings, and transparently disclose their activities.

Briefly describe the company’s compliance with the above sub-principle.

The Audit Committee performs audit duties through regular meetings and discloses its activities.

A.	Describe the activities of the internal auditing bodies, including the regular meetings held by the bodies, etc., including the following:

(1)

Describe the details of regular activities (meetings) of the internal auditing bodies held between the start of the period subject to disclosure to the report submission date, including its audit activities, procedures for appointing external auditors, and evaluation of the operation of the internal accounting management system.

Regular meetings were convened: Yes

The Audit Committee held eight meetings in 2025 and four meetings in 2026 through the report submission date. During this period, the Committee deliberated on matters including the results of internal audits of the quarterly consolidated financial statements and assessments of the operating status of the internal accounting management system. It also received reports on the results of external reviews and audits of the consolidated financial statements and the operating status of the internal accounting management system.

Further details are provided in the table below.

Audit Committee Meetings Held (2025)

No.	Date	Attendance	Type	Agenda Item	Resolution
1	Jan. 24, 2025	3/3	Resolution	Approval of the Appointment of the Head of the Internal Audit Department	Approved
			Resolution	Approval of Audit and Non-Audit Service Contracts for POSCO HOLDINGS and Its Consolidated Entities	Approved
			Resolution	Amendment of the Internal Accounting Management Rules	Approved
			Resolution	Evaluation of the Operating Status of the 2024 Internal Accounting Management System	Approved
			Resolution	Results of the 2024 Audit Committee Activities	Approved
			Report	Operating Status of the 2024 Internal Accounting Management System	Reported
2	Feb. 26, 2025	3/3	Resolution	Results of the 2024 Internal Year-End Financial Audit	Approved
			Resolution	2024 Internal Audit Results and 2025 Audit Plan	Approved
			Resolution	Review of Agenda Items for the AGM	Approved
			Report	Results of the 2024 External Year-End Financial Audit	Reported
3	Mar. 20, 2025	3/3	Resolution	Appointment of the Chair of the Audit Committee	Approved
4	Apr. 24, 2025	3/3	Resolution	Internal Audit Results on the Q1 2025 Consolidated Financial Statements	Approved
			Resolution	Approval of a Non-Audit Service for POSCO India PC	Approved
			Report	2024 Form 20-F Audit Results and External Review Results on the Q1 2025 Consolidated Financial Statements	Reported
5	Aug. 13, 2025	3/3	Resolution	Approval of a Non-Audit Service Contract for a POSCO E&C Subsidiary	Approved
			Resolution	Internal Audit Results on the Q2 2025 Consolidated Financial Statements	Approved
			Resolution	Evaluation of the 2024 External Auditor’s Performance	Approved
			Resolution	H1 2025 Internal Audit Results and H2 2025 Audit Plan	Approved
			Report	Results of the Design Evaluation of the 2025 Internal Accounting Management System	Reported
			Report	External Review Results on the Q2 2025 Consolidated Financial Statements	Reported

6	Oct. 21, 2025	3/3	Report	Overview of IT Audits and the Internal Accounting Management System	Reported
7	Nov. 13, 2025	3/3	Resolution	Approval of Audit and Non-Audit Service Contracts for Consolidated Subsidiaries	Approved
			Resolution	Internal Audit Results on the Q3 2025 Consolidated Financial Statements	Approved
			Report	External Review Results on the Q3 2025 Consolidated Financial Statements	Reported
			Report	Results of the Assessment of the New Business Investment Framework	Reported
8	Dec. 8, 2025	3/3	Resolution	Approval of Audit Service Contracts for POSCO HOLDINGS and Its Consolidated Subsidiaries	Approved
Audit Committee Meetings Held (up to the report submission date, 2026)
No.	Date	Attendance	Type	Agenda Item	Resolution
1	Feb. 2, 2026	3/3	Resolution	Assessment of 2025 internal accounting management system operation	Approved
			Resolution	Approval of audit and non-audit service contracts for POSCO HOLDINGS and its consolidated entities	Approved
			Resolution	2025 Audit Committee activity report	Approved
			Report	2025 internal accounting management system operation	Reported
2	Feb. 26, 2026	3/3	Resolution	Approval of non-audit service contracts for POSCO	Approved
			Resolution	Results of the 2025 internal year-end financial audit	Approved
			Resolution	2025 internal audit results and 2026 audit plan	Approved
			Resolution	Review of AGM agenda items	Approved as amended
			Report	Results of the 2025 external year-end financial audit	Reported
3	Mar. 24, 2026	3/3	Resolution	Appointment of the Chair of the Audit Committee	Approved
4	Apr. 23, 2026	3/3	Resolution	Internal audit results on Q1 2026 consolidated financial statements	Approved
			Report	2026 internal accounting management system operation	Reported
			Report	2025 Form 20-F audit results and external review results on the Q1 2026 consolidated financial statements	Reported

(2)

Does the company have internal regulations regarding the creation and preservation of audit meeting minutes and audit records, and procedures for reporting to the AGM? If so, describe them with the details.

The regulations are in place: Yes

POSCO HOLDINGS prepares meeting minutes and audit records pursuant to the Operating Rules of the Audit Committee. The minutes and audit records are signed or affixed with seals by the Audit Committee members and retained for 10 years. In accordance with the Articles of Incorporation and the Operating Rules of the Audit Committee, the Audit Committee receives the balance sheet, income statement, consolidated financial statements, business report, and other relevant documents from the Company’s representative director at least six weeks before the AGM. The Committee prepares an audit report and submits it to the representative director no later than one week before the AGM. The Audit Committee also examines the agenda items and documents submitted by directors to the AGM and presents its opinion at the meeting as to whether any such matter violates applicable laws or the Articles of Incorporation or is materially improper.

(3)

(If the Audit Committee is installed) Describe the details of the Audit Committee meetings convened between the start of the period subject to disclosure to the report submission date and the attendance of individual directors to those meetings.

For details of Audit Committee meetings held between the start of the period subject to disclosure and the report submission date, please refer to the table under “(1) Activities of the Internal Auditing Bodies” above. The attendance record of each Audit Committee member is set forth below.

Table 9-2-1: Attendance Rate of Individual Directors to Audit Committee Meetings for the Last Three Years

Name	Type	Attendance Rate (%)
		3-Year Average	Last 3 Years
			Current Year	Previous Year	Year Before Last
SOHN, Sung Kyu	Independent	100	100	100	100
YOO, Jin Nyoung	Independent	100	100	100	100
PARK, Sung Wook	Independent	100	100	100
KIM, Joongi	Independent	100	100

B.	Based on the above, describe any shortcomings in the internal auditing bodies’ performance of their duties related to audit. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[410000] (Core Principle 10) In order to make certain that the shareholders and other users have confidence in the corporate financial information, an external auditor must perform his/her auditing tasks fairly and independently from the corporation audited, including its management and controlling shareholders.

[410100] (Sub-principle 10-1) - Internal auditing bodies shall establish and operate a policy to ensure the independence and expertise of the external auditor during the appointment process.

Briefly describe the company’s compliance with the above sub-principle.

The Audit Committee uses selection criteria to ensure external auditor independence and expertise.

A.	Describe the company’s policy on the appointment and operation of the external auditor, including the following:

(1)	Does the company have any policies to ensure the independence and expertise of the external auditor? And, is there any situations that might compromise the external auditor’s independence?

The policies are in place: Yes

There were situations that might compromise the auditor’s independence: No

Pursuant to Articles 11(1) and 11(2) of the Act on External Audit of Stock Companies, Etc., Article 17 of its Enforcement Decree, and Articles 10 and 15(1) of the Regulations on External Audit and Accounting, Etc., the Securities and Futures Commission periodically designated EY Hanyoung as POSCO HOLDINGS’ external auditor for fiscal years 2024 through 2026, corresponding to the Company’s 57th through 59th fiscal years.

On November 6, 2023, the Audit Committee received a report on the process and schedule relating to the designated external auditor. On December 19, 2023, after reviewing matters including audit fees, audit hours, and audit personnel, the Committee appointed EY Hanyoung as the Company’s new external auditor.

To maintain the external auditor’s independence, the Company enters into contracts for non-audit services provided by the external auditor only after obtaining prior approval from the Audit Committee. Such services were approved at the first Audit Committee meeting of 2025. In addition, the Company does not enter into contingent fee arrangements in connection with financial statements or audits and complies with the restrictions on auditor qualifications prescribed by the Act on External Audit of Stock Companies, Etc.

(2)	Has the company been convening meetings regarding the appointment of the external auditor? If so, describe and the discussion points from each meeting.

The Securities and Futures Commission (SFC) periodically designated EY Hanyoung as the external auditor of POSCO HOLDINGS for fiscal years 2024 through 2026, corresponding to the Company’s 57th through 59th fiscal years. On December 19, 2023, the Audit Committee convened an in-person meeting to determine the terms of the audit engagement after reviewing the scope of the audit, audit hours, audit staffing, and the auditor’s independence.

(3)	Does the company conduct an evaluation after the completion of the external audit to confirm whether the external auditor faithfully executed the audit plan? If so, describe the details.

The Audit Committee conducts an annual evaluation to assess whether the external auditor has carried out the audit in accordance with the audit plan. The evaluation covers the auditor’s independence and impartiality, the quality of audit services, and the adequacy of the audit firm’s resources, including audit fees, audit hours, and audit staffing. The Audit Committee evaluated the external auditor’s audit performance for FY 2024 at its fifth meeting in 2025 and plans to evaluate the external auditor’s audit performance for FY 2025 at its fifth meeting in 2026.

(4)	If the company receives consulting or non-audit services from the external auditor and its affiliated companies, describe the reason(s) for selecting the service provider and details of the paid cost.

To safeguard the independence of the external auditor, the Company conducts a prior review of all non-audit services to be provided by the external auditor and its affiliates to assess whether such services could impair the auditor’s independence. In addition, the Company performs supplementary verification procedures with the external auditor. The Company engages only in non-audit services that are not prohibited under applicable laws and regulations, including the Certified Public Accountants Act, and that do not impair the auditor’s independence. During the reporting period, the Company entered into non-audit service agreements for the issuance of a comfort letter and the preparation of comprehensive income tax returns for expatriate employees of POSCO HOLDINGS’ overseas subsidiaries, with fees of KRW 175 million and KRW 2 million, respectively.

B.	Based on the above, describe any shortcomings in the policies to secure the independence and expertise of the external auditor. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[410200] (Sub-principle 10-2) – Internal auditing bodies shall communicate regularly with the external auditor at all stages of the audit, including reporting the audit results.

Briefly describe the company’s compliance with the above sub-principle.

The Audit Committee receives quarterly and half-year financial reviews from the external auditor.

A.	Describe the communication conducted between the internal auditing bodies and the external auditor, in the following:

(1)	Do the internal auditing bodies and the external auditor hold a meeting without management in attendance at least once a quarter to have a discussion on key audit-related matters?

Implemented Yes

The external auditor reports directly to the Audit Committee, without the presence of management, at least once each quarter on the results of the quarterly and semi-annual reviews of the financial statements, as well as the annual audit results.

Table 10-2-1: Details of Communication with External Auditor

	Date	Quarter	Type of Meeting	Attendees	Agenda Item
1st	Feb. 26, 2025	Q1	In-person meeting	Three Audit Committee members; Engagement partner and one staff member from EY Hanyoung; and Head of Corporate Audit Office	- Status and Results of the 2024 Audit Activities
2nd	Apr. 24, 2025	Q2	In-person meeting	Three Audit Committee members; Engagement partner and one staff member from EY Hanyoung; and Head of Corporate Audit Office	- Results of Review Procedures Performed on the Quarterly Financial Statements
3rd	Aug. 13, 2025	Q3	In-person meeting	Three Audit Committee members; Engagement partner and one staff member from EY Hanyoung; and Head of Corporate Audit Office	- Results of Review Procedures Performed on the Half-Year Financial Statements - 2025 Audit Plan, Including the Selection of Key Audit Matters
4th	Oct. 21, 2025	Q4	In-person meeting	Three Audit Committee members; Engagement partner and one staff member from EY Hanyoung	- Overview of IT Audits and the Internal Accounting Management System
5th	Nov. 13, 2025	Q4	In-person meeting	Three Audit Committee members; Engagement partner and one staff member from EY Hanyoung; and Head of Corporate Audit Office

- Results of Review Procedures Performed on the Quarterly Financial Statements

- Status of the Audit of the Internal Accounting Management System

- Status of the Internal Accounting Management System Audit Addressing Cash-Related Fraud Risks

(2)	Describe the main agendas discussed with the external auditors and procedures to reflect them in their internal audit duties, and the details.

The external auditor consults regularly with the Audit Committee on the annual audit plan, significant matters relating to the Company’s financial statements and overall operations in connection with the external audit, as well as matters concerning the internal accounting management system. Where appropriate, the matters discussed with the external auditor are reflected in internal audit activities through the support organization for the internal audit bodies.

(3)

Describe the process where the external auditor notifies the internal auditing bodies of any material findings discovered during the audit. What’s the role and responsibilities of the internal auditing bodies in this regard?

Pursuant to the Operating Rules of the Audit Committee, the external auditor may submit matters to the Audit Committee for deliberation if any misconduct by a director in the performance of his or her duties, any material violation of applicable laws or the Articles of Incorporation, or any violation of applicable accounting standards by the Company is identified. In addition, if the Audit Committee determines that a director has committed, or is likely to commit, a violation of applicable laws or the Articles of Incorporation, it shall report the matter to the Board of Directors. When notified by the external auditor of any violation of applicable accounting standards by the Company, the Audit Committee shall appoint an external expert at the Company’s expense to investigate the matter and, based on the findings, require the Chief Executive Officer to take appropriate corrective actions.

(4)	When did the company provide its financial statements to the external auditor?

Financial statements were provided at least six weeks prior to the AGM: Yes

Consolidated financial statements were provided at least four weeks prior to the AGM: Yes

For both fiscal years 2024 and 2025, the Company submitted its unaudited financial statements to the external auditor, EY Hanyoung, six weeks prior to the AGM and its unaudited consolidated financial statements four weeks prior to the AGM.

Table 10-2-2: Financial Statements Provided to the External Auditor

	Date of AGM	Date of the provision of financial statements	Date of the provision of consolidated financial statements	Recipient
2024 1st Submission of the Financial Statements	Mar. 20, 2025	Jan. 24, 2025	Feb. 3, 2025	EY Hanyoung
2025 1st Submission of the Financial Statements	Mar. 24, 2026	Jan. 20, 2026	Feb. 2, 2026	EY Hanyoung
2025 2nd Submission of the Financial Statements	Mar. 24, 2026	Feb. 2, 2026		EY Hanyoung

B.	Based on the above, describe any shortcomings in the communication between the internal auditing bodies and the external auditors. Explain the reason(s) for the shortcomings and future plans.

(1)	Shortcomings and the reason(s)

-

(2)	Future plans and additional explanations

-

[500000] 5. Additional Items

A.	Describe the company’s Corporate Value-up Plan, including the following:

(1)	Has the company disclosed its Corporate Value-up Plan between the start of the period subject to disclosure to the report submission date?

Voluntary disclosed No

On December 23, 2024, the Company voluntarily disclosed its Corporate Value-Up Plan (2024-2027), which covers the period including the reporting period from January 1, 2025 through the report submission date of May 31, 2026. The Corporate Value-Up Plan for the period after 2027 will be disclosed at a later date.

1. Title	2024 POSCO HOLDINGS Corporate Value-Up Plan
2. Key Contents

1. Company Overview

2. Corporate Value-Up Plan

•

Analysis of Current Status

•

Target Setting

-   Revenue Growth: Target CAGR of 6–8% by 2027

-   ROIC: Target of 6–9% by 2027

-   Shareholder Returns: Provide a mix of cash dividends and share cancellations

•

Action Plan

① Revenue Growth

- Steel: Expand into future growth markets and strengthen core competitiveness

- Rechargeable Battery Materials: Secure high-quality resources preemptively and innovate product and process technologies

- Infrastructure & New Businesses: Advance group-level businesses and expand into future materials

② ROIC

- Restructure the business portfolio around steel, rechargeable battery materials, and new growth areas

- Continue to restructure non-strategic, low-return businesses and underutilized assets

③ Shareholder Returns

- Gradually cancel 6% of treasury shares over three years (2024—2026)

- Immediately cancel newly acquired treasury shares unless allocated to employee stock programs

- Maintain base dividends (KRW 10,000 per year) funded by 50—60% of annual standalone free cash flow, with additional returns using residual funds

3. Governance

• Enhance the appointment process for the Chair and independent directors; strengthen Board-led management

• Establish a group-wide ESG risk response system at the POSCO HOLDINGS Board level

4. Investor Communication Plan

3. Date of Resolution	Dec. 23, 2024
4. Related Materials	Date of Publication	Dec. 23, 2024
	Website	http://www.posco-inc.com/
5. Other Important Matters for Investment Judgment

- For further details, please refer to the attached document titled “2024 POSCO HOLDINGS Corporate Value-Up Plan.”

- This disclosure contains forward-looking statements and planned initiatives. Please note that actual results may differ due to changes in market conditions or the business environment.

Related Disclosure

Note: This disclosure may contain forward-looking statements and plans that are subject to change due to various internal and external factors. Accordingly, actual results may differ materially from those anticipated or expressed in this document.

(2)	Describe the disclosure status of the company’s Corporate Value-up Plans submitted during the past three years. Has the Board been involved in the process of establishing and disclosing those plans?

On December 23, 2024, the Company voluntarily disclosed its “POSCO HOLDINGS Corporate Value-Up Plan.”

The plan sets out the Company’s strategy to enhance corporate value by accelerating growth investments over the next three years, with the goal of achieving a revenue CAGR of 6-8% and a return on invested capital (ROIC) of 6-9% through efficient capital allocation. It also outlines the Company’s commitment to enhancing corporate value through a consistent shareholder return policy and continued governance innovation.

To achieve the Group’s target revenue CAGR of 6-8%, the steel business will strengthen its product competitiveness while expanding investments in high-growth, high-margin markets. In the rechargeable battery materials business, the Company will enhance its business competitiveness by securing high-quality resources in advance and driving innovation in products and process technologies. In addition, the Company will establish a foundation for sustainable growth by identifying and pursuing new business opportunities centered on new business domains that are aligned with the Group’s value creation objectives, strategic priorities, and business growth potential.

To improve the Group’s return on invested capital (ROIC), the Company will restructure low-ROIC assets and businesses while enhancing the Group’s capital efficiency through investments focused on high-ROIC growth areas. In particular, the Group will reorganize its business portfolio around the “2 Core + New Engine” strategy, focusing on steel and rechargeable battery materials as its two core businesses while identifying and developing promising new growth businesses. In addition, the Group will apply ROIC, which measures both profitability and invested capital at the individual business unit level, not only to business restructuring but also to ongoing business management, thereby enhancing corporate value through profitability-focused management.

POSCO HOLDINGS will pursue a balanced shareholder return policy by enhancing shareholder value through corporate growth while returning profits to shareholders through treasury share cancellations and base dividends. In accordance with the medium-term treasury share cancellation plan announced in July 2024, the Company will cancel a total of 6% of its treasury shares over the three years from 2024 to 2026. With respect to cash dividends, total shareholder returns will be funded by 50-60% of POSCO HOLDINGS’ standalone free cash flow, with a base dividend of KRW 10,000 per share per year, and any remaining funds used for additional shareholder returns. Under this policy, the Company plans to return at least KRW 2.3 trillion to shareholders through dividends over three years.

Accordingly, the Company cancelled 2% of its existing treasury shares in each of 2024 and 2025, representing a cumulative total of 4%. In addition, in July 2024, the Company repurchased and immediately cancelled treasury shares worth KRW 100 billion.

The plan also includes commitments to strengthen the Company’s advanced governance framework led by independent directors. The Company will enhance the appointment processes for the Chair of the Board and independent directors, while reinforcing its ESG governance framework to strengthen the holding company’s oversight of Group-wide ESG risks.

To enhance the credibility of the Corporate Value-Up Plan and ensure Board engagement, the Company presented the “Proposal for Disclosure of the POSCO HOLDINGS Corporate Value-Up Plan” at the 10th Board meeting held in December 2024.

Table 11-1: Disclosure Status of Corporate Value-up Plan and Board’s Involvement

	Date of disclosure	Involvement of the Board	Date of relevant board meetings	Key discussion points
2024	Dec. 23, 2024	O	Dec. 13, 2024	Proposal for Disclosure of the POSCO HOLDINGS Corporate Value-Up Plan

(3)

Has the company communicated with shareholders and market participants utilizing its Corporate Value-up Plans between the start of the period subject to disclosure to the report submission date? If so, describe the details.

Communications have taken place: Yes

On December 23, 2024, the Company communicated its Corporate Value-Up Plan to shareholders and market participants through a KRX disclosure and a posting on the Company’s website. In addition, members of senior management have directly engaged with domestic and international institutional investors to communicate the Company’s shareholder return policy and related initiatives.

As of the report submission date, the Company’s communication activities relating to the Corporate Value-Up Plan are summarized below.

Table 11-2: Status of the Communication Done Based on Corporate Value-up Plan

	Date of communication	Communication counterparts	Communication channel	Involvement of executives	Key communication points
Communication_1st	Feb. 10, 2025	Institutional investors and analysts abroad	NHIS Conference	O	Shareholder return policy, among other matters
Communication_2nd	May 20, 2025	Institutional investors and analysts abroad	BofA Conference	O	Shareholder return policy, among other matters
Communication_3rd	May 22, 2025	Institutional investors in Korea	NH C-Forum	O	Shareholder return policy, among other matters

B.	Describe any important governance policies that the company has established, excluding the Core (Sub-) Principles mentioned above.

POSCO HOLDINGS strictly prohibits child labor and forced labor at all domestic and overseas business sites. The Company respects internationally recognized human rights standards, including the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights (UNGPs). It also supports internationally recognized sustainability frameworks, including the UN Sustainable Development Goals (SDGs), the UN Global Compact, the OECD Guidelines for Multinational Enterprises, and ISO 26000. In February 2025, POSCO Group reaffirmed its commitment to international human rights standards by officially issuing the Group Human Rights Management Declaration, jointly signed by the Group CEO and the heads of its major operating companies.

Since transitioning to a holding company structure in 2022, POSCO HOLDINGS has further strengthened its Group-level ESG governance by establishing the Group ESG Council and the ESG Session. The Group ESG Council is a senior management consultative body that convenes semi-annually and is attended by the Group CEO, the CEOs of major operating companies, and key executives of POSCO HOLDINGS. Through the Group ESG Council, the Company reviews and manages key ESG issues and performance across the POSCO Group, and reports significant matters to the ESG Committee and the Board of Directors. In addition, the ESG Session, which is attended annually by all members of the Board of Directors, serves as a forum for discussing Group-level ESG issues. The ESG Committee, comprising three independent directors and one inside director, convenes on an as-needed basis to deliberate the Group’s ESG strategies and major policies. It also monitors ESG performance at major domestic and overseas operations and supports management decision-making by providing guidance and oversight.

As part of its double materiality assessment process, POSCO HOLDINGS has organized stakeholder roundtables since 2022 to identify key ESG issues. At the stakeholder roundtable held in February 2026, the Company’s senior executives gathered feedback directly from a broad range of stakeholders, including investors, customers, business partners, and ESG experts. Through the 2026 double materiality assessment, the Company identified five material ESG issues: climate change, occupational health and safety, ethics and compliance, biodiversity, and human rights. The corresponding response strategies and performance for each issue will be reflected in the 2026 POSCO HOLDINGS Sustainability Report, scheduled for publication in June 2026. Since 2004, the Company has published an annual Sustainability Report on its website, with each report undergoing independent third-party assurance to enhance its objectivity and credibility.